Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CISCO SYSTEMS, INC.,

BROOKLYN ACQUISITION CORP.

AND

BROADSOFT, INC.

OCTOBER 20, 2017

i

2.18.	Material Contracts	38

2.19.	Export Control Laws	42

2.20.	Fairness Opinion	43

2.21.	Information Supplied	43

2.22.	No Additional Representations	43

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB		43

3.1.	Organization, Standing and Power	43

3.2.	Authority; Non-contravention	44

3.3.	No Prior Sub Operations	44

3.4.	Stock Ownership	44

3.5.	Information Supplied	45

3.6.	Availability of Funds	45

3.7.	Absence of Litigation	45

3.8.	No Additional Representations	45

ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME		46

4.1.	Conduct of Business of the Company and the Subsidiaries	46

4.2.	Restrictions on Conduct of Business of the Company and Subsidiaries	46

ARTICLE V ADDITIONAL AGREEMENTS		52

5.1.	Proxy Statement	52

5.2.	Company Stockholder Meeting; Board Recommendation	53

5.3.	No Solicitation; Acquisition Proposals	53

5.4.	Access to Information	58

5.5.	Confidentiality; Public Disclosure	59

5.6.	Regulatory Approvals	59

5.7.	Reasonable Best Efforts	61

5.8.	Third-Party Consents; Consultations.	61

5.9.	Notice of Certain Matters	61

5.10.	Employees and Contractors	62

5.11.	Benefit Plans	63

5.12.	D&O Indemnification	63

5.13.	Section 16 Matters	64

5.14.	Convertible Notes	65

5.15.	Takeover Statutes	65

5.16.	Certain Tax Certificates and Documents	65

5.17.	Stock Exchange Delisting; Deregistration	65

5.18.	Stockholder Litigation	65

ARTICLE VI CONDITIONS TO THE MERGER		66

6.1.	Conditions to Obligations of Each Party to Effect the Merger	66

6.2.	Additional Conditions to Obligations of the Company	66

6.3.	Additional Conditions to the Obligations of Parent and Sub	67

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER		68

7.1.	Termination	68

7.2.	Effect of Termination	70

7.3.	Expenses and Termination Fees	70

7.4.	Amendment	72

7.5.	Extension; Waiver	72

ARTICLE VIII GENERAL PROVISIONS		72

8.1.	Non-Survival of Representations and Warranties	72

8.2.	Notices	72

8.3.	Interpretation	73

8.4.	Counterparts	74

8.5.	Entire Agreement; Parties in Interest	74

8.6.	Assignment	74

8.7.	Severability	75

8.8.	Remedies Cumulative; Specific Performance	75

8.9.	Governing Law	75

8.10.	Rules of Construction	75

8.11.	WAIVER OF JURY TRIAL	75

EXHIBITS

Exhibit A	-	Form of Certificate of Merger
Exhibit B	-	Form of Bylaws

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 20, 2017 (the “Agreement Date”), by and among Cisco Systems, Inc., a California corporation (“Parent”), Brooklyn Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Sub”), and BroadSoft, Inc., a Delaware corporation (the “Company”).

RECITALS

A. The board of directors of the Company (the “Company Board”) and the boards of directors of Parent and Sub (or duly authorized committees thereof) have determined that it would be advisable to, and in the best interests of, their respective companies and the stockholders of their respective companies that Sub merge with and into the Company (the “Merger”), with the Company to survive the Merger and to become a wholly-owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement, and, in furtherance thereof, have approved and declared advisable this Agreement and the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”).

B. Parent, Sub and the Company desire to set forth certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.

C. Concurrently with the execution of this Agreement and as a material inducement to the willingness of Parent to enter into this Agreement, certain employees of the Company (the “Key Employees”) are entering into employment agreements and agreements ancillary thereto (collectively, the “Employment Offer Documents”), in each case to become effective upon the Closing.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

1.1. Certain Definitions.

(a) As used in this Agreement, the following terms shall have the meanings indicated below.

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement (i) that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, including with respect to the treatment of confidential information and the non-solicitation of the Company’s employees; provided that an Acceptable Confidentiality Agreement need not contain any “standstill” or similar covenant, and (ii) that does not include any provision for any exclusive right to negotiate with such Person or having the actual or purported effect of restricting the Company from fulfilling its obligations under this Agreement, including under Section 5.3.

“Affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

“Applicable Foreign Antitrust Approvals” means, as applicable in the jurisdiction in question, the pre-merger filings, notifications, approvals, authorizations, consents, waivers, “no-action-letters” and/or, expiration or early termination of waiting periods (or extensions thereof), under the Antitrust Laws of the jurisdictions listed on either Schedule 5.6(a) or Schedule 6.1(d) of the Company Disclosure Letter.

“Applicable Legal Requirements” means with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, resolution, ordinance, code, permit, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or its subsidiaries, their business or any of their respective assets or properties.

“Business” means the business of the Company and the Subsidiaries as currently conducted, including the design, development, manufacturing, reproduction, branding, marketing, advertising, promotion, licensing, sale, offer for sale, importation, distribution, provision and/or use of any and all Company Products.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California and in Washington, DC.

“Cash-Out Amount” means: (i) with respect to (A) a Vested Company Option or (B) an Unvested Company Option, an amount of cash, without interest, equal to (I) the number of shares of Company Common Stock subject to such Vested Company Option or Unvested Company Option, as applicable, multiplied by (II) the Per Share Cash Amount less the exercise price per share of such Vested Company Option or Unvested Company Option, as applicable, in effect immediately prior to the Effective Time; provided that if the exercise price per share of such Company Option is equal to or greater than the Per Share Cash Amount, the Cash-Out Amount for such Company Option shall be zero, and (ii) with respect to (A) (I) a Vested Company RSU or (II) an Unvested Company RSU or (B) (I) a Vested Company PSU, or (II) an Unvested Company PSU, an amount of cash, without interest, equal to (x) the number of shares of Company Common Stock issuable upon settlement of such Vested Company RSU, Unvested Company RSU, Vested Company PSU or Unvested Company PSU, as applicable, multiplied by (y) the Per Share Cash Amount.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Debt” means all indebtedness of the Company and the Subsidiaries for borrowed money, whether current or funded, short- or long-term, secured or unsecured, direct or indirect, including any accrued and unpaid interest, fees, premiums and prepayment or termination penalties (including any penalties payable by the Company or the Subsidiaries in connection with the termination or prepayment in full of any Company Debt at or prior to the Closing), if any, measured as of the Closing, and including, without duplication, (i) any indebtedness evidenced by any bond, debenture, note, mortgage, indenture (including the 2011 Indenture and the 2015 Indenture), letter of credit or other debt instrument or debt security, (ii) any indebtedness to any lender or creditor under credit facilities of the Company, (iii) any indebtedness for the deferred purchase price of property with respect to which the Company is liable contingently or otherwise, as obligor or otherwise, (iv) any amounts owing under any capitalized or synthetic leases, (v) any drawn amounts under letter of credit arrangements and (vi) any liability of other Persons of the type described in clauses (i) through (v) that the Company or any Subsidiary has guaranteed, that is recourse to the Company or any Subsidiary or any of their assets or that is otherwise the legal liability of the Company or any Subsidiary (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business).

“Company Option Plans” means the stock option plans, programs, agreements or arrangements of the Company, collectively and as amended, including the Company’s 1999 Stock Incentive Plan and the Company’s Amended and Restated 2009 Equity Incentive Plan.

“Company Options” means options to purchase shares of Company Common Stock.

“Company Preferred Stock” means the preferred stock, par value $0.01 per share, of the Company.

“Company PSUs” means performance stock units granted under the Company Option Plans.

“Company RSUs” means restricted stock units granted under the Company Option Plans.

“Continuing Consultants” means the consultants of the Company or the Subsidiaries as of the Effective Time.

“Continuing Employees” means the employees of the Company or the Subsidiaries as of the Effective Time.

“Contract” means any legally binding written, oral or other agreement, contract, subcontract, lease, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, guarantee, warranty, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature (other than purchase orders for services or products under any Standard Outbound IP Agreements to the extent such purchase orders do not contain binding obligations (excluding pricing, delivery and quantity terms) beyond the obligations provided under the Contract under which the applicable purchase order is issued).

“Delaware Law” means the General Corporation Law of the State of Delaware, as amended.

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been properly demanded (and not withdrawn or lost) in accordance with Delaware Law in connection with the Merger.

“Dissenting Stockholder” means any stockholder of the Company holding Dissenting Shares as of the Effective Time.

“Encumbrance” means, with respect to any asset or security, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset or security (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles applied on a consistent basis throughout the relevant periods.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, quasi-judicial or administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority.

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“knowledge” means, with respect to the Company, the knowledge of any individual set forth on Schedule 1.1 of the Company Disclosure Letter with respect to a fact, circumstance, event or other matter after reasonable inquiry under the circumstances.

“Legal Proceeding” means any private or governmental action, inquiry, claim, charge, complaint, demand, proceeding, suit, hearing, litigation, arbitration, mediation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” means all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any Applicable Legal Requirement, Order or Contract, regardless of whether the same would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“made available” means, with respect to any statement in this Agreement or the Company Disclosure Letter to the effect that any information, document or other material has been “made available” to Parent, that such information, document or material was: (i) made available for review by Parent and its Representatives in the virtual data room made available in connection with the Transactions at least 24 hours prior to the execution of this Agreement, (ii) actually delivered (whether by physical or electronic delivery) to Parent or its Representatives at least 24 hours prior to the execution of this Agreement or (iii) the relevant part of which is contained in unredacted form in the Company SEC Reports; provided that any information, document or material that has been made available or delivered to Parent or its Representatives pursuant to a request by Parent or its Representative that was made within a 24-hour period prior to the execution of this Agreement shall be deemed made available or delivered, as long as such information, document or material was made available or delivered prior to the execution of this Agreement.

“Material Adverse Effect” means with respect to the Company and the Subsidiaries, taken as a whole, any change, event, occurrence, circumstance, condition or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect, considered together with all other Effects, would constitute a breach of the representations or warranties made by such Person in this Agreement (i) would, or would reasonably be expected to, be or become materially adverse to the financial condition, properties, assets (including intangible assets), business, operations or results of operations of the Company and the Subsidiaries, taken as a whole; provided that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on the Company and the Subsidiaries, taken as a whole: (A) changes in general economic conditions or financial, credit, foreign exchange, securities or capital markets, including any disruption thereof, in the United States or elsewhere in the world, (B) changes generally affecting the industry in which the Company and the Subsidiaries operate, (C) changes in Applicable Legal Requirements, (D) changes in GAAP, or other accounting regulations or principles or interpretations thereof, that apply to the Company and the Subsidiaries, (E) national or international political conditions, any outbreak or escalation of hostilities, insurrection or war, or acts of terrorism, (F) epidemics, quarantine restrictions, wildfires, earthquakes, hurricanes, tornadoes, other natural disasters or similar calamity or crisis, (G) changes in the trading volume or trading prices of such entity’s capital stock in and of themselves (provided that such exception shall not apply to any underlying Effect that may have caused such change in the trading prices or volumes), (H) any failure, in and of itself, to meet market revenue or earnings expectations, including revenue or earnings projections or predictions made by the Company (whether or not publicly announced) or securities or financial analysts and any resulting analyst downgrades of the Company’s securities in and of themselves (provided that such exception shall not apply to any underlying Effect that may have caused such failure or such downgrades), (I) changes in the Company’s and the Subsidiaries’ relationships with employees, customers, distributors, suppliers, vendors, licensors or other business partners as a result of the announcement or pendency of this Agreement or the anticipated consummation of the Merger and the other Transactions (provided that the exceptions in this clause (I) will not apply with respect to the representations and warranties contained in Section 2.3(b) or to Section 6.3(a) and Section 7.1(f) to the extent related to such portions of such representations and warranties), (J) any actions taken or failure to take action, in each case, that Parent has expressly in writing approved, consented to or requested or (K) any Stockholder Litigation or threatened Stockholder Litigation; provided that the exceptions in clauses (A) through (F) shall not apply to the extent that such changes disproportionately and adversely affect the Company and the Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and the Subsidiaries operate, or (ii) would, or would reasonably be expected to, prohibit or materially impede the Company’s ability to consummate the Transactions in accordance with this Agreement and Applicable Legal Requirements.

“Order” means any judgment, writ, decree, stipulation, determination, decision, legal or arbitration award, settlement or consent agreement, charge, ruling, injunction, restraining order or other order issued, promulgated or entered into by or with (or in the case of a settlement or consent agreement, subject to) any Governmental Entity, whether temporarily, preliminarily or permanently in effect.

“Parent Material Adverse Effect” means any Effect that would, or would reasonably be expected to, prohibit or materially impede Parent’s or Sub’s ability to consummate the Transactions in accordance with this Agreement and Applicable Legal Requirements.

“Per Share Cash Amount” means $55.00 in cash per share of Company Common Stock.

“Permitted Encumbrance” means (i) liens for current Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings (provided that reserves, established in accordance with GAAP, have been recorded on the Company Balance Sheet for any such contest that is material), (ii) statutory liens that are incurred in the ordinary course of business and that are not yet due and payable or that are being contested in good faith (provided that reserves established in accordance with GAAP have been recorded on the Company Balance Sheet for any such contest that is material), (iii) any Encumbrance representing the rights of suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business), (iv) such imperfections of title and non-monetary Encumbrances and other liens, in each case incurred in the ordinary course of business, that are not reasonably likely to materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair any business operations involving such properties, (v) liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (vi) any Encumbrances for which appropriate reserves have been established in the consolidated financial statements of the Company and the Subsidiaries, or (vii) liens securing indebtedness for borrowed money or Company Debt, in each case, that is reflected on the Company Balance Sheet or Schedule 2.4(d) of the Company Disclosure Letter.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, unincorporated association, joint venture, business organization or Governmental Entity.

“Representatives” means, collectively, with respect to any Person, such Person’s officers, directors, Affiliates, employees, agents or advisors, including any investment banker, broker, attorney, accountant, consultant or other authorized representative of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

“Subsidiary” means any corporation, association, business entity, partnership, joint venture, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or controls securities or other interests representing more than 50% of the voting power of such Person, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Tax” (and, with correlative meaning, “Taxes,” “Taxable” and “Taxing”) means any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), Code Section 59A or windfall profit tax, custom duty or other tax of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Tax Authority.

“Tax Authority” means any Governmental Entity responsible for the assessment, determination, collection or administration of any Tax (domestic or foreign).

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment and information returns and reports) filed or required to be filed with respect to Taxes.

“Unvested Company Options” means any Company Options that are not Vested Company Options.

“Unvested Company PSUs” means any Company PSUs that are not Vested Company PSUs.

“Unvested Company RSUs” means any Company RSUs that are not Vested Company RSUs.

“Vested Company Options” means any Company Options that are vested under the terms of any Contract with the Company as of immediately prior to the Effective Time (including any stock option agreement), including any Company Option the vesting of which accelerates in connection with the Merger, whether alone or in conjunction with any contemporaneous event. For purposes of clarification, for any outstanding awards of Company Options that are partially vested, only the vested portion of such grants shall be considered Vested Company Options, and the unvested portions of such awards shall be considered Unvested Company Options.

“Vested Company PSUs” means any Company PSUs that are vested under the terms of any Contract with the Company as of immediately prior to the Effective Time (including any performance stock unit agreement), including any Company PSUs the vesting of which accelerates in connection with the Merger, whether alone or in conjunction with any contemporaneous event. For purposes of clarification, for any outstanding awards of Company PSUs that are partially vested, only the vested portion of such grants shall be considered Vested Company PSUs, and the unvested portions of such awards, assuming conversion of performance-based vesting to service-based vesting as provided in Schedule 1.8(a)(iv) of the Company Disclosure Letter shall be considered Unvested Company PSUs.

“Vested Company RSUs” means any Company RSUs that are vested under the terms of any Contract with the Company as of immediately prior to the Effective Time (including any restricted stock unit agreement), including any Company RSUs the vesting of which accelerates in connection with the Merger, whether alone or in conjunction with any contemporaneous event. For purposes of clarification, for any outstanding awards of Company RSUs that are partially vested, only the vested portion of such grants shall be considered Vested Company RSUs, and the unvested portions of such awards shall be considered Unvested Company RSUs.

(b) Other capitalized terms used herein and not defined in Section 1.1(a) have the meanings ascribed to such terms in the following Sections:

“2011 Indenture”	5.14

“2015 Indenture”	5.14

“2018 Notes”	5.14

“2022 Notes”	5.14

“Acquisition”	7.3(f)

“Acquisition Proposal”	5.3(a)

“Agreement”	Preamble

“Agreement Date”	Preamble

“Antitrust Laws”	5.6(a)

“Antitrust Restraint”	5.6(d)

“Author”	2.10(k)

“Bonus Payment Date”	5.10(f)

“Certificate of Merger”	1.2

“Certificates”	1.9(c)

“Change of Recommendation”	5.3(d)

“Closing”	1.3

“Closing Date”	1.3

“COBRA”	2.13(c)

“Company”	Preamble

“Company Associate”	4.2(b)

“Company Authorizations”	2.8(b)

“Company Balance Sheet”	2.4(b)

“Company Balance Sheet Date”	2.4(b)

“Company Board”	Recitals

“Company Board Recommendation”	5.2(b)

“Company Customer End-Users”	2.10(w)

“Company Customers”	2.10(w)

“Company Disclosure Letter”	Article II

“Company Employee Plans”	2.13(a)

“Company Financial Advisors”	2.16

“Company Insiders”	5.15

“Company Intellectual Property”	2.10(a)(i)

“Company Intellectual Property Agreements”	2.10(a)(ii)

“Company-Owned Intellectual Property”	2.10(a)(iii)

“Company Products”	2.10(a)(iv)

“Company Registered Intellectual Property Rights”	2.10(a)(v)

“Company Representatives”	5.3(a)

“Company SEC Reports”	2.4(a)

“Company Source Code”	2.10(a)(vi)

“Company Stockholder Approval”	2.3(a)

“Company Stockholder Meeting”	5.2(a)

“Company Voting Debt”	2.2(c)

“Company Websites”	2.10(w)

“Confidential Information”	2.10(o)

“Confidentiality Agreement”	5.5(a)

“Convertible Notes”	5.14

“EAR”	2.19(a)(i)

“Effect”	Material Adverse Effect

“Effective Time”	1.4

“Employment Offer Documents”	Recitals

“Enforceability Limitations”	2.3(a)

“Environmental and Safety Laws”	2.11(a)(i)

“ERISA”	2.13(a)

“EU”	2.19(a)(ii)

“Exchange Agent”	1.9(a)

“Existing D&O Policy”	5.14(b)

“Extended End Date”	7.1(b)

“Facilities”	2.11(a)(ii)

“Financial Statements”	2.4(b)

“Foreign Plan”	2.13(f)

“GCA Software Agreements”	2.10(a)(x)

“Government Contract”	2.18(a)(xix)

“Hazardous Materials”	2.11(a)(iii)

“Indemnified Parties”	5.14(a)

“Indentures”	5.14

“Initial End Date”	7.1(b)

“Intellectual Property”	2.10(a)(vii)

“Intellectual Property Rights”	2.10(a)(viii)

“Intervening Event”	5.3(e)

“ITAR”	2.19(a)(i)

“Jefferies”	2.16

“Key Employees”	Recitals

“Leased Real Property”	2.9(b)

“Material Contract”	2.18(a)

“Maximum Premium”	5.14(b)

“Measurement Date”	2.2(a)

“Merger”	Recitals

“Merger Notification Filings”	5.6(a)

“Notice of Intervening Event”	5.3(e)

“Notice of Superior Proposal”	5.3(d)(iv)

“Open Source Materials”	2.10(p)

“Ordinary Commercial Agreements”	2.12(d)

“Parent”	Preamble

“Parent Expense Reimbursements”	7.3(c)

“Pre-Closing Period”	4.1

“Property”	2.11(a)(iv)

“Proprietary Information and Technology”	2.10(a)(ix)

“Proxy Statement”	2.21

“Qatalyst Partners”	2.16

“Regulation S-K”	2.4(b)

“Rejection Recommendation”	7.1(h)

“Release”	2.11(a)(v)

“Required Fiduciary Disclosure”	5.3(f)

“Reseller Agreement”	2.18(a)(iii)

“Satisfaction Date”	1.3

“Satisfaction Event”	1.3

“Section 16 Information”	5.15

“Significant Customer”	2.17(a)

“Significant Supplier”	2.17(b)

“SOXA”	2.4(e)

“Standard Inbound IP Agreements”	2.10(a)(x)

“Standard NDA”	2.10(a)(x)

“Standard Outbound IP Agreements”	2.10(a)(xi)

“Stockholder Litigation”	5.18

“Sub”	Preamble

“Superior Proposal”	5.3(c)

“Superior Proposal Materials”	5.3(d)(iv)

“Surviving Corporation”	1.2

“Termination Fee”	7.3(b)

“Third-Party Intellectual Property”	2.10(a)(xii)

“Transactions”	Recitals

“Triggering Event”	7.1(h)

“Uncertificated Shares”	1.9(c)

“Unvested Cash”	1.8(a)(iv)

“Unvested Cash (Options/RSUs)”	1.8(a)(iii)

“Unvested Cash (PSUs)”	1.8(a)(iv)

“WARN Act”	2.13(m)

1.2. The Merger. At the Effective Time, on the terms and subject to the conditions set forth in this Agreement, the certificate of merger in the form attached hereto as Exhibit A (the “Certificate of Merger”), which shall include the form of certificate of incorporation of the Surviving Corporation, and the applicable provisions of Delaware Law, Sub shall merge with and into the Company, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.3. Closing. Unless this Agreement is earlier and validly terminated in accordance with Section 7.1, the closing of the Transactions (the “Closing”) shall take place (i) at a time and date to be specified by the parties hereto that will be no later than the third Business Day after the satisfaction or waiver of each of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions); provided that if such Business Day would otherwise occur on or between January 15, 2018 and January 26, 2018, then Parent may, in its discretion, delay the Closing until the first Business Day following the period in which the Closing was delayed, in which case the Closing shall be held on such first Business Day, so long as, as of the date the Closing would have otherwise occurred but for this proviso (a) each party has delivered to the other party the certificates required to be delivered by it pursuant to Section 6.2 and Section 6.3, as applicable, (b) each party irrevocably confirms in writing to the other party that the conditions in Section 6.1, Section 6.2 (in the case of the Company) and Section 6.3 (in the case of Parent and Sub) have been satisfied or are waived and that it is ready, willing and able to close on such date (the occurrence of clauses (a) and (b), the “Satisfaction Event” and the date on which the Satisfaction Event occurs, the “Satisfaction Date”) and (c) between (and including) the Satisfaction Date and the Closing, the Company shall not have materially breached its covenants and agreements in Section 4.1 and Section 4.2; or (ii) at such other time as the parties hereto agree in writing. The Closing shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, or at such other location as the parties hereto agree in writing. The date on which the Closing occurs is herein referred to as the “Closing Date.”

1.4. Effective Time. At the Closing, after the satisfaction or waiver in writing of each of the conditions set forth in Article VI, Sub and the Company shall cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the time of acceptance by the Secretary of State of the State of Delaware of such filing, or such later time as may be agreed by Parent and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

1.5. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company shall become debts, liabilities and duties of the Surviving Corporation.

1.6. Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended in its entirety to read as set forth in Attachment A to the Certificate of Merger, until thereafter amended as provided by Delaware Law and such certificate of incorporation.

(b) At the Effective Time, the parties hereto shall cause the bylaws of the Surviving Corporation to be amended and restated in their entirety to read as set forth on Exhibit B attached hereto, until thereafter amended as provided by Delaware Law, the certificate of incorporation of the Surviving Corporation and such bylaws.

1.7. Directors and Officers of the Surviving Corporation.

(a) The parties hereto shall take all necessary action prior to the Closing so that, effective as of the Effective Time, the members of the board of directors of Sub immediately prior to the Effective Time shall be appointed as the sole members of the board of directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The parties hereto shall take all necessary action prior to the Closing so that, effective as of the Effective Time, the officers of Sub immediately prior to the Effective Time shall be appointed as the sole officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.8. Effect on Company Capital Stock, Company Options, Company RSUs and Company PSUs.

(a) On the terms and subject to the conditions set forth in this Agreement, and without any action on the part of any holder of Company Capital Stock:

(i) Company Common Stock. At the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares cancelled pursuant to Section 1.8(c)) shall be automatically converted into the right to receive, subject to and in accordance with Section 1.9, an amount of cash equal to the Per Share Cash Amount, without interest. As of the Effective Time, all such shares of Company Common Stock shall automatically be cancelled and no longer be deemed outstanding, and the holders thereof shall not have any rights with respect thereto, except the right to receive the Per Share Cash Amount, without interest, upon surrender of Certificates and/or Uncertificated Shares in accordance with Section 1.9.

(ii) Vested Company Options, Vested Company RSUs and Vested Company PSUs. Notwithstanding anything to the contrary herein, Parent will not assume any Vested Company Option, Vested Company RSU or Vested Company PSU. At the Effective Time, by virtue of the Merger and without the need for any further action on the part of the holder thereof, each Vested Company Option that is unexpired, unexercised and outstanding as of immediately prior to the Effective Time, each Vested Company RSU that is unexpired, outstanding and has not yet been settled as of immediately prior to the Effective Time, and each Vested Company PSU that is unexpired, outstanding and has not yet been settled as of immediately prior to the Effective Time, each subject to and in accordance with Section 1.9, shall terminate and shall be converted into and represent the right to receive the applicable Cash-Out Amount from Parent for such Vested Company Option, Vested Company RSU or Vested Company PSU; provided that the Surviving Corporation and Parent shall be entitled to deduct and withhold from such Cash-Out Amount the required amount of withholding for Taxes pursuant to Section 1.12. The Cash-Out Amount payable pursuant to this Section 1.8(a)(ii) shall be rounded to the nearest cent and computed after aggregating Cash-Out Amounts for all Vested Company Options, Vested Company RSUs or Vested Company PSUs held by such Person.

(iii) Unvested Company Options and Unvested Company RSUs. Notwithstanding anything to the contrary herein, Parent will not assume any Unvested Company Option or any Unvested Company RSU. At the Effective Time, by virtue of the Merger and without the need for any further action on the part of the holder thereof, each Unvested Company Option held by a Continuing Employee or Continuing Consultant that is unexpired, unexercised and outstanding as of immediately prior to the Effective Time, and each Unvested Company RSU held by a Continuing Employee or Continuing Consultant that is unexpired, outstanding and has not yet been settled as of immediately prior to the Effective Time, each subject to and in accordance with Section 1.8(a)(v) and Section 1.9, shall, in each case, be converted into and substituted for the right to receive the applicable Cash-Out Amount from Parent for such Unvested Company Option or Unvested Company RSU in accordance with the terms of this Section 1.8(a)(iii) (the “Unvested Cash (Options/RSUs)”).

(iv) Unvested Company PSUs. Notwithstanding anything to the contrary herein, Parent will not assume any Unvested Company PSU. At the Effective Time, by virtue of the Merger and without the need for any further action on the part of the holder thereof, each Unvested Company PSU held by a Continuing Employee or Continuing Consultant that is unexpired, outstanding and has not yet been settled as of immediately prior to the Effective Time shall be subject to service-based vesting as provided in Schedule 1.8(a)(iv) of the Company Disclosure Letter only and shall no longer be subject to any performance-based vesting criteria. At the Effective Time, by virtue of the Merger and without the need for any further action on the part of the holder thereof, each Unvested Company PSU held by a Continuing Employee or Continuing Consultant that is unexpired, outstanding and has not yet been settled immediately prior to the Effective Time, subject to and in accordance with Section 1.8(a)(v) and Section 1.9, shall be converted into and substituted for the right to receive the applicable Cash-Out Amount from Parent for such Unvested Company PSU in accordance with the terms of this Section 1.8(a)(iv) (the “Unvested Cash (PSUs)” and, together with the Unvested Cash (Options/RSUs), the “Unvested Cash”).

(v) Payment of Unvested Cash (Options/RSUs) and Unvested Cash (PSUs).

The cash payment pursuant to (i) Section 1.8(a)(iii) for Unvested Company Options and Unvested Company RSUs shall be subject to the same restrictions and vesting arrangements (including all provisions with respect to the acceleration of vesting following the Effective Date that would apply if such awards were assumed by Parent, including pursuant to applicable Employment Offer Documents) that were applicable to such Unvested Company Options or Unvested Company RSUs, and (ii) Section 1.8(a)(iv) in exchange for Company PSUs shall be subject to the same restrictions and service-based vesting arrangements (including all provisions with respect to the acceleration of vesting following the Effective Date, including pursuant to applicable Employment Offer Documents, and assuming conversion of performance-based vesting to service-based vesting as provided in Schedule 1.8(a)(iv) of the Company Disclosure Letter) that were applicable to such Company PSUs, in each case as of the Effective Time by virtue of Section 1.8(a)(iii) and Section 1.8(a)(iv) as applicable. Therefore, the Unvested Cash (Options/RSUs) and Unvested Cash (PSUs) shall not be payable by Parent at the Effective Time, and shall instead become payable by Parent on the date that such Unvested Company Options, Unvested Company RSU or Company PSUs would have become vested under the vesting schedule in place for such awards at the Effective Time (subject to the restrictions and other terms of such vesting schedule and giving effect to all applicable terms with respect to the acceleration of vesting and any applicable Employment Offer Document); provided that if such vesting conditions and terms are not satisfied and vesting ceases at any point after the Effective Time (after giving effect to any applicable terms of acceleration), no further cash payments will be made with respect to Unvested Cash (Options/RSUs) and Unvested Cash (PSUs). Parent shall make, or in its discretion shall cause the Surviving Corporation to make, all such required payments to holders of Unvested Cash (Options/RSUs) and Unvested Cash (PSUs) no later than the earlier of (A) the 15th day of the calendar month immediately following the calendar month in which the corresponding Unvested Company Option, Unvested Company RSU and Company PSUs would have become vested under the service-based vesting schedule in place for such awards at the Effective Time and (B) the end of the calendar year in which the corresponding Unvested Company Option, Unvested Company RSU or Company PSUs, would have become vested (subject to the restrictions and other terms of such service-based vesting schedule and giving effect to the applicable terms with respect to all acceleration of vesting and any applicable Employment Offer Documents); provided that Parent and the Surviving Corporation shall be entitled to deduct and withhold from such Unvested Cash (Options/RSUs) and Unvested Cash (PSUs) the required amount of withholding for Taxes pursuant to Section 1.12. The Unvested Cash (Options/RSUs) payable pursuant to Section 1.8(a)(iii) and Unvested Cash (PSUs) payable pursuant to Section 1.8(a)(iv) on a given payment date shall be rounded to the nearest cent and computed after aggregating Cash-out Amounts for all Unvested Company Options, Unvested Company RSUs and Company PSUs represented by a particular grant previously held by such Person that would have vested on the relevant vesting date. All amounts payable pursuant to Section 1.8(a)(iii) and Section 1.8(a)(iv) shall be paid without interest. No Unvested Cash (Options/RSUs) or Unvested Cash (PSUs), or right thereto, may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by any Person, other than Parent, or be taken or reached by any legal or equitable process in satisfaction of any Liability of such Person, prior to the distribution to such Person of such Unvested Cash (Options/RSUs) and Unvested Cash (PSUs) in accordance with this Agreement.

(b) Capital Stock of Sub. At the Effective Time, each share of capital stock of Sub that is issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without further action on the part of the sole stockholder of Sub, be converted into and become one share of common stock of the Surviving Corporation (and the shares of common stock of the Surviving Corporation into which the shares of Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective

Time). The certificate evidencing ownership of shares of Sub common stock will evidence ownership of the same number of shares of common stock of the Surviving Corporation.

(c) Cancellation of Company Capital Stock Owned by the Company and Parent. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the Effective Time, and each share of Company Capital Stock owned by Parent or any direct or indirect wholly-owned Subsidiary of the Company or subsidiary of Parent immediately prior to the Effective Time, shall be cancelled without any conversion thereof.

(d) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock occurring after the Agreement Date and prior to the Effective Time, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties hereto the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(e) Appraisal Rights. Notwithstanding anything to the contrary herein, if any stockholder of the Company that is entitled to assert appraisal rights properly demands to be paid the “fair value” of such holder’s shares of Company Capital Stock in accordance with Delaware Law and complies with all conditions and obligations of Section 262 thereof, meaning such perfected appraisal rights are not effectively withdrawn or lost, each Dissenting Share held by such Dissenting Stockholder shall not be converted at the Effective Time into the right to receive the applicable portion of the consideration payable in the Merger, but shall be entitled only to such rights as are granted by Delaware Law to a holder of Dissenting Shares. The Company shall give Parent (i) prompt notice of any such demands received by the Company, including any stockholder’s notice of their intent to demand payment pursuant to Delaware Law that the Company receives prior to the Company Stockholder Meeting, withdrawals of such demands and any other instruments served pursuant to Delaware Law and received by the Company, and (ii) the right to participate in all negotiations and proceedings with respect to such demands under Delaware Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. If, after the Effective Time, any Dissenting Stockholder shall fail to perfect or shall have effectively withdrawn or lost the right to seek appraisal rights, the Dissenting Shares held by such Dissenting Stockholder shall immediately be converted into the right to receive the cash payable pursuant to Section 1.8(a) in respect of such shares as if such shares never had been Dissenting Shares, and Parent shall issue and deliver to the holder thereof at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.9(c), following the satisfaction of the applicable conditions set forth in Section 1.9(c), the amount of cash to which such holder would be entitled in respect thereof under Section 1.8(a) as if such shares never had been Dissenting Shares (and all such cash shall be deemed for all purposes of this Agreement to have become deliverable to such holder pursuant to Section 1.8(a)).

1.9. Surrender of Certificates.

(a) Exchange Agent. Parent’s transfer agent, Computershare Inc. (or such other agent or agents as may be appointed by Parent), shall act as exchange agent (the “Exchange Agent”) in the Merger.

(b) Parent to Deposit Cash. On or prior to the Closing Date, Parent shall, or shall cause a direct or indirect subsidiary of Parent to, deposit with the Exchange Agent for exchange in accordance with this Article I the cash payable pursuant to Section 1.8(a)(i) and Section 1.8(a)(ii) (which, for the avoidance of doubt, excludes the Unvested Cash) (provided that the cash payable pursuant to Section 1.8(a)(ii) in respect of Vested Company Options, Vested Company RSUs or Vested Company PSUs, in each case to be received by the holder in the holder’s capacity as an employee of the Company or the Subsidiaries for applicable employment Tax purposes, may instead be paid directly by either Parent through its payroll provider or, if so directed by Parent, by the Surviving Corporation through its payroll provider).

(c) Exchange Procedures. Promptly following the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates (“Certificates”) and each holder of record of book-entry shares (“Uncertificated Shares”) that, in each case, immediately prior to the Effective Time represented outstanding shares of Company Capital Stock, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify) and (ii) instructions for use of such letter of transmittal in effecting surrender of Certificates and/or Uncertificated Shares in exchange for the cash payable pursuant to Section 1.8(a). Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, or upon receipt by the Exchange Agent of an appropriate agent’s message in the case of book-entry transfer of Uncertificated Shares, each holder of such Certificate or such Uncertificated Shares shall be entitled to receive in exchange therefor a check for the cash amount that such holder has the right to receive pursuant to Section 1.8(a) in respect of the Company Capital Stock represented by such Certificate or such Uncertificated Shares (which, for the avoidance of doubt, excludes any Unvested Cash), and the Certificate or Uncertificated Shares so surrendered shall forthwith be cancelled. Until so surrendered, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive cash pursuant to Section 1.8(a), except as provided in Section 1.8(e).

(d) No Interest. No interest will be paid or accrued on any cash payable pursuant to Section 1.8(a) or otherwise in connection with the Merger.

(e) Transfers of Ownership. If any cash amount payable pursuant to Section 1.8(a) is to be paid to a Person other than the Person to which the Certificate or Uncertificated Shares surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that the Certificate or Uncertificated Shares so surrendered shall, as applicable, be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Parent or any agent designated by it any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of the Certificate or Uncertificated Shares surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(f) No Liability. Notwithstanding anything to the contrary in this Section 1.9, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Legal Requirement.

(g) Unclaimed Cash. Any portion of funds held by the Exchange Agent that has not been delivered to any holders of Certificates or Uncertificated Shares pursuant to this Article I within 12 months after the Effective Time shall promptly be paid to Parent, and thereafter each holder of a

Certificate or Uncertificated Shares who has not theretofore complied with the exchange procedures set forth in and contemplated by Section 1.9(c) shall look only to Parent (subject to abandoned property, escheat and similar laws) for its claim, only as a general unsecured creditor thereof, to the cash payable to such holder pursuant to Section 1.8(a). Notwithstanding anything to the contrary herein, if any Certificate or Uncertificated Shares have not been surrendered prior to the fifth anniversary of the Effective Time (or immediately prior to such earlier date on which the merger consideration contemplated by Section 1.8(a) in respect of such Certificate or Uncertificated Shares would otherwise escheat to or become the property of any Governmental Entity), any amounts payable in respect of such Certificate or Uncertificated Shares shall, to the extent permitted by Applicable Legal Requirements, become the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto.

1.10. No Further Ownership Rights in Company Capital Stock. All cash paid or payable following the surrender for exchange of shares of Company Capital Stock in accordance with this Agreement shall be so paid or payable in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Uncertificated Shares are presented to the Surviving Corporation for any reason, such Certificate or Uncertificated Shares shall be cancelled and exchanged as provided in this Article I.

1.11. Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such Certificate, following the making of an affidavit of that fact by the record holder thereof, such cash as may be required pursuant to Section 1.8(a) in respect of such Certificate; provided that Parent or the Exchange Agent may, in its respective reasonable discretion and as a condition precedent to the issuance thereof, require the record holder of such Certificate to deliver a bond in such sum as Parent or the Exchange Agent may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation, the Exchange Agent and/or any of their respective Representatives with respect to such Certificate.

1.12. Withholding Rights. Parent, the Surviving Corporation, their respective subsidiaries and the Exchange Agent shall be entitled to deduct and withhold from the cash otherwise deliverable under this Agreement and from any other payments otherwise required pursuant to this Agreement, to any holder of any shares of Company Capital Stock, any Company Options, any Company RSUs, any Company PSUs, any Certificates or any Uncertificated Shares such amounts as any of Parent, the Surviving Corporation, their respective subsidiaries or the Exchange Agent is required to deduct and withhold with respect to any such deliveries and payments under the Code or any other Applicable Legal Requirements. To the extent that amounts are so withheld and paid over to or credited by the relevant Tax Authority in accordance with Applicable Legal Requirements, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such holders in respect of which such deduction and withholding was made.

1.13. Tax Consequences. The parties hereto intend the Merger to be a taxable sale of the Company Capital Stock by the Company’s stockholders. Parent makes no representations or warranties to the Company or to any holder of Company Capital Stock, Company Options, Company RSUs or Company PSUs regarding the Tax treatment of the Merger, or any Tax consequences to the Company or any such holder arising in connection with this Agreement, the Merger or any of the other transactions or agreements contemplated by this Agreement. The Company acknowledges that the Company and such holders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other transactions and agreements contemplated by this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as expressly set forth in (x) (i) the Company’s Annual Reports on Form 10-K, (ii) the Company’s Quarterly Reports on Form 10-Q, (iii) the Company’s Proxy Statements on Form DEF-14A and (iv) the Company’s Current Reports on Form 8-K, in each case, included in the Company SEC Reports filed with the SEC prior to the Agreement Date (other than any predictive, cautionary or forward-looking disclosures contained under the captions “Risk Factors,” “Forward-Looking Statements” or any similar precautionary sections and other disclosures contained therein that are predictive, cautionary or forward-looking in nature) or (y) the exceptions set forth in the disclosure letter of the Company delivered to Parent and Sub concurrently with the execution of this Agreement (the “Company Disclosure Letter”) that correspond to the representations and warranties set forth in this Article II (each of which exceptions, in order to be effective, shall indicate the Section and, if applicable, the Subsection of this Article II to which it corresponds (unless and to the extent the relevance of such disclosure to other representations and warranties is reasonably apparent from the actual text of the disclosed exception, in which case such disclosed exception shall be deemed so applicable to such other representations and warranties)), the Company represents and warrants to Parent and Sub as follows:

2.1. Organization, Standing and Power; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary is an entity that is duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization or formation (except, in the case of good standing, (i) any jurisdiction that does not recognize such concept and (ii) where the failure to be in good standing in any jurisdiction would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect). The Company and each Subsidiary has the corporate or other applicable power to own its properties and to conduct the Business and is duly qualified or licensed to do business and is in good standing in each jurisdiction (to the extent the concept is recognized by such jurisdiction), except where the failure to be so qualified or licensed and in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect.

(b) The Company has made available to Parent a true, correct and complete copy of the certificate of incorporation and bylaws or other equivalent organizational or governing documents, as applicable, of the Company and each Subsidiary, in each case as amended to date. Neither the Company nor any Subsidiary is in violation of any of the provisions of its certificate of incorporation or bylaws or equivalent organizational or governing documents in any material respect. Schedule 2.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of the Subsidiaries of the Company and their respective jurisdictions of organization or formation. All of the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid and non-assessable (in any jurisdiction that recognizes such concepts), are owned by the Company or another Subsidiary free and clear of all Encumbrances other than Permitted Encumbrances, and are not subject to any preemptive right or right of first refusal, other than in favor of the Company or a Subsidiary, created by statute, the certificate of incorporation and bylaws or other equivalent organizational or governing documents, as applicable, of such Subsidiary or any Contract to which the Company or such Subsidiary is a party or by which it is bound. There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other Contracts to which the Company or any of the Subsidiaries is party or by which the Company or any of the Subsidiaries is bound with respect to the issued or unissued capital stock or other securities of any Subsidiary, or otherwise obligating the Company or any Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities. Other than the Subsidiaries and in connection with passive investments in publicly-traded securities, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person. There are no outstanding obligations of the Company or any of the Subsidiaries under any Contract to which it is a party or by which it is bound to make any loan to, or any equity or other similar investment (in the form of a capital contribution or otherwise) in, any other Person (other than the Company or a Subsidiary) in an amount in excess of $500,000 in respect of any single Person.

(c) The Company has made available to Parent true, correct and complete copies of the charters of all committees of the Company Board and all codes of conduct, whistleblower policies, disclosure committee policy or similar policies adopted by the Company Board, as in effect on the Agreement Date, unless the same are contained in unredacted exhibits to the Company SEC Reports.

2.2. Capital Structure.

(a) The authorized capital stock of the Company consists solely of (i) 100,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of Company Preferred Stock. As of the close of business on October 18, 2017 (the “Measurement Date”), a total of 31,583,519 shares of Company Common Stock were issued and outstanding and no shares of Company Preferred Stock were issued and outstanding. The Company has not designated, authorized or issued any other shares of capital stock. The Company holds no shares of Company Common Stock in its treasury as of the close of business on the Measurement Date. As of the close of business on the Measurement Date, the Company has reserved (A) 4,976,051 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plans, of which 1,465,479 shares are subject to outstanding and unexercised Company Options, 1,787,449 shares are subject to or otherwise deliverable in connection with outstanding Company RSUs, 160,773 shares are subject to or otherwise deliverable in connection with outstanding Company PSUs and 1,562,350 shares remain available for issuance thereunder and (B) 8,300,188 shares of Company Common Stock as may from time to time be issuable upon conversion of the Convertible Notes. The maximum number of shares of Company Common Stock subject to issuance pursuant to the Convertible Notes outstanding as of the close of business on the Measurement Date to the extent converted in accordance with their terms and after giving effect to the Merger is 7,141,004. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of all Encumbrances, preemptive rights, rights of first refusal and “put” or “call” rights created by statute, the certificate of incorporation or bylaws of the Company or any Contract to which the Company is a party or by which it is bound. As of the Agreement Date, no shares of Company Capital Stock are subject to a right of repurchase or otherwise not fully vested under the terms of any Contract with the Company at the Effective Time (including any stock option agreement, stock option exercise agreement, restricted stock purchase agreement or restricted stock grant agreement). There is no liability for dividends accrued and unpaid by the Company or any Subsidiary. As of the Agreement Date, there are no shares of Company Capital Stock that have become outstanding since the Measurement Date other than pursuant to the exercise of Company Options or the vesting of Company RSUs, Company PSUs or Convertible Notes outstanding on the Measurement Date and included in the amounts set forth above or amounts otherwise granted in accordance with Section 4.2.

(b) The Company has no Company Options, Company RSUs or Company PSUs other than those granted pursuant to the Company Option Plans. The Company has made available or otherwise delivered to Parent a true, correct and complete list of all Company Options, Company RSUs and Company PSUs as of the Measurement Date with fields of information presented therein. The Company has delivered or made available to Parent or Parent’s Representatives copies of all Company Option Plans and current forms of all stock option agreements evidencing such Company Options and current forms of stock unit agreements evidencing such Company RSUs and/or Company PSUs. All issued and outstanding shares of Company Capital Stock, all Convertible Notes and all outstanding Company Options, Company RSUs and Company PSUs were issued, and all repurchases of Company securities were made, in material compliance with all Applicable Legal Requirements and all requirements set forth in applicable Contracts. The Company is not under any obligation to register under the Securities Act any of the presently outstanding securities of the Company or any Subsidiary now outstanding or that may be subsequently issued.

(c) Except for the Convertible Notes, there is no Company Debt (i) having the right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company (collectively, “Company Voting Debt”), issued or outstanding as of the Agreement Date.

(d) Except as set forth in Section 2.2(a), as of the close of business on the Measurement Date, there are no options, restricted stock units (including performance stock units), warrants, puts, calls, rights or Contracts of any character to which the Company is a party or by which it is bound obligating the Company to grant, issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Company Capital Stock, any options, restricted stock units (including performance stock units) or warrants to purchase or acquire any Company Capital Stock or other securities of the Company, or any Company Voting Debt, or obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such option, restricted stock unit (including performance stock unit), warrant, put, call, right or Contract. No Unvested Company Options are early exercisable. Except as expressly provided for in this Agreement, there are no executory Contracts relating to voting, purchase or sale of any Company Capital Stock between the Company and any of the Company’s stockholders. True, correct and complete copies of each Company Option Plan, the current standard form of all Contracts currently outstanding relating to or issued under each Company Option Plan have been made available to Parent, and such agreements and instruments have not been amended, modified or supplemented since being made available to Parent, and there are no agreements, understandings or commitments to amend, modify or supplement such agreements or instruments in any material respect from those made available to Parent.

2.3. Authority; Non-contravention.

(a) The Company has the corporate power and authority to enter into this Agreement and, subject to obtaining the Company Stockholder Approval, to consummate the Merger and the other Transactions. The execution and delivery of this Agreement and, subject to obtaining the Company Stockholder Approval, the consummation of the Merger and the other Transactions, have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery thereof by each of the other parties hereto, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) Applicable Legal Requirements governing specific performance, injunctive relief and other equitable remedies (collectively, the “Enforceability Limitations”). The Company Board, by resolutions duly and unanimously adopted on or prior to the Agreement Date (and, subject to Section 5.3, not thereafter modified or rescinded in a manner adverse to Parent), has (i) approved this Agreement and the Merger, (ii) determined that the Merger and the terms and conditions of this Agreement are fair to, advisable and in the best interests of the Company and the Company’s stockholders and (iii) directed that the adoption of this Agreement be submitted to the Company’s stockholders for consideration and recommended that all of the Company’s stockholders adopt this Agreement. Subject to the accuracy of the representation set forth in Section 3.4, the affirmative vote of the Company’s stockholders holding a majority of all shares of Company Common Stock issued and outstanding on the record date set for the determination of stockholders entitled to vote on such matter at the Company Stockholder Meeting (such affirmative vote, the “Company Stockholder Approval”) is the only vote of the Company’s stockholders necessary to adopt this Agreement under Applicable Legal Requirements and the Company’s certificate of incorporation and bylaws.

(b) The execution and delivery of this Agreement by the Company does not, and the consummation of the Merger and the other Transactions will not, (i) result in the creation of any Encumbrance on any of the material properties or assets of the Company and any Subsidiary, taken as a whole, or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the certificate of incorporation or bylaws or other equivalent organizational or governing documents of the Company or any Subsidiary, in each case as amended to date, (B) subject to obtaining the Company Stockholder Approval and compliance with the requirements set forth in Section 2.3(c), any Applicable Legal Requirement, or (C) any Material Contract, other than, in the case of clause (B) of this Section 2.3(b), such conflicts, violations, defaults, Encumbrances, terminations, cancellations, accelerations, losses, consents, approvals or waivers as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) No consent, approval, order, authorization, release or waiver of, or registration, notification, declaration or filing with, any Governmental Entity is required by or with respect to the Company or any Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the Merger and the other Transactions, except for (i) the compliance with the applicable provisions of Delaware Law, (ii) the filing of the Certificate of Merger, as provided in Section 1.4, (iii) such filings and notifications as may be required under the HSR Act and any applicable foreign Antitrust Law and the expiration or early termination of applicable waiting periods under the HSR Act and any applicable foreign Antitrust Law, (iv) the filing of the Proxy Statement with the SEC and such reports and filings as may be required under the Exchange Act, (v) such other filings and notifications as may be required under federal, state or foreign securities laws or the rules and regulations of the NASDAQ Global Select Market and (vi) such other consents, approvals, orders, authorizations, releases, waivers, registrations, notifications, declarations or filings that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) Subject to the accuracy of the representation set forth in Section 3.4, the approval of this Agreement and the Transactions referred to in Section 2.3(a) by the Company Board constitute all of the approvals that are necessary to render inapplicable to this Agreement, the Merger and the other Transactions the restrictions on “business combinations” with “interested stockholders” set forth in Section 203 of Delaware Law (as such terms are defined therein), and represent the only action necessary to ensure that the restrictions on business combinations set forth in Section 203 of Delaware Law does not and will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other Transactions. No other takeover or similar statute or regulation is applicable to this Agreement, the Merger or the other Transactions.

2.4. SEC Filings; Financial Statements; Internal Controls.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, schedules, reports and documents (including items incorporated by reference) required to be so filed or furnished by the Company with the SEC since January 1, 2016. All such required forms, statements, schedules, reports and documents (including those that the Company may file following the Agreement Date) are referred to herein as the “Company SEC Reports.” As of their respective dates, the

Company SEC Reports (i) as applicable, complied, or will comply in all material respects when filed, with the requirements of the Securities Act or the Exchange Act and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the Agreement Date, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected (prior to the Agreement Date in the case of Company SEC Reports originally filed prior to the Agreement Date), revised, amended, modified or superseded by a subsequently filed Company SEC Report. None of the Subsidiaries is required to file any forms, reports or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (collectively, the “Financial Statements”), including each Company SEC Report filed after the Agreement Date until the Closing, at the time filed (i) complied (or, in the case of Financial Statements included in Company SEC Reports filed after the Agreement Date, will comply) as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) were (or, in the case of Financial Statements included in Company SEC Reports filed after the Agreement Date, will be) prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act) and (iii) fairly presented in all material respects (or, in the case of Financial Statements included in the Company SEC Reports filed after the Agreement Date, will fairly present in all material respects) the consolidated financial position of the Company and the Subsidiaries as of the respective dates therein indicated and the consolidated results of the Company’s and the Subsidiaries’ operations and cash flows for the periods therein specified (subject, in the case of unaudited interim period financial statements, to the absence of footnotes and to normal recurring year-end audit adjustments, none of which individually or in the aggregate are material to the Company and the Subsidiaries, taken as a whole). The balance sheet of the Company as of June 30, 2017 (the “Company Balance Sheet Date”) contained in the Company SEC Reports is hereinafter referred to as the “Company Balance Sheet.” Neither the Company nor any Subsidiary has any Liabilities of a nature required to be set forth on or reserved against on the Company Balance Sheet in accordance with GAAP except for: (i) Liabilities disclosed on the Company Balance Sheet, (ii) Liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) the fees and expenses of investment bankers, attorneys, consultants and accountants incurred in connection with this Agreement and other Liabilities incurred pursuant to the terms of this Agreement and (iv) Liabilities incurred after the Agreement Date that would not, individually or in the aggregate, reasonably be expect to have a Material Adverse Effect. Except as reflected in the Financial Statements, neither the Company nor any Subsidiary is a party to any material off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”)) where the result, purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company in the Company’s published financial statements or other Company SEC Reports filed as of the Agreement Date. Since January 1, 2016, the Company has not had any material dispute with any of its auditors regarding accounting matters or policies that is currently outstanding or that resulted in a past adjustment to, or any restatement of, the Financial Statements. The books and records of the Company and each Subsidiary have been, and are being, maintained in all material respects in accordance with Applicable Legal Requirements and applicable accounting requirements and the Financial Statements are consistent in all material respects with such books and records. There has been no change in the Company’s accounting policies since January 1, 2016, except as described in the Financial Statements or as required under Applicable Legal Requirements or GAAP.

(c) As of the Agreement Date, the SEC has not provided comments to the Company in connection with any Company SEC Reports that to the knowledge of the Company remain unresolved. No investigation by the SEC with respect to the Company or any Subsidiary is pending or, to the knowledge of the Company, threatened.

(d) Schedule 2.4(d) of the Company Disclosure Letter accurately lists all Company Debt as of the Agreement Date, including, for each item of Company Debt (other than immaterial amounts of indebtedness in the ordinary course of business or for the deferred purchase price of property, if any) the Contract governing such Company Debt.

(e) The Company has established and maintains (i) a system of internal accounting controls that complies with Section 13(b)(2)(B) of the Exchange Act, (ii) “disclosure controls and procedures” required by Rule 13a-15 or Rule 15d-15 promulgated under the Exchange Act (as such term is defined therein) and such disclosure controls and procedures are designed to be effective for the purpose for which they were established and (iii) “internal control over financial reporting” (as defined in Rule 13a-15 or Rule 15d-15 promulgated under the Exchange Act) and such internal control over financial reporting is designed to be effective in providing reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Financial Statements in accordance with GAAP. Since January 1, 2016, each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (“SOXA”) and the rules and regulations promulgated thereunder with respect to the Company SEC Reports and the statements contained in such certifications were true and accurate in all material respects as of the date made. To the knowledge of the Company, there are no “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures that could adversely affect the Company’s ability to record, process, summarize and report financial data. The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K, for senior financial, accounting and compliance officers and those performing similar functions. The Company has disclosed any violation or waiver of such code of ethics, as required by Section 406(b) of SOXA. To the knowledge of the Company, there is no fraud or any material violation of the Company’s code of ethics that involves management or other employees who have a significant role in the Company’s internal controls and procedures.

(f) Since January 1, 2016, neither the Company nor any Subsidiary nor, to the knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of: (i) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company; (ii) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company, or any material complaint, allegation, assertion or claim regarding the foregoing; or (iii) improper, wrongful or fraudulent accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary or their respective internal accounting controls or any material inaccuracy in the Company’s Financial Statements, or any material complaint, allegation, assertion or claim regarding the foregoing. Since January 1, 2016, no attorney representing the Company or any Subsidiary, whether or not employed by the Company or any Subsidiary, has reported to the Company Board or any committee thereof or to any director or executive officer of the Company evidence of fraud or a material violation of securities laws or other Applicable Legal Requirements, material breach of fiduciary duty or similar violation by the Company or by any director, officer or employee of the Company.

(g) The Company is in compliance in all material respects with the applicable criteria for continued listing of the Company Common Stock on the NASDAQ Global Select Market, including all applicable corporate governance rules and regulations.

2.5. Absence of Certain Changes. From the Company Balance Sheet Date to the Agreement Date: (i) the Company and the Subsidiaries have conducted the Business only in the ordinary course of business consistent with past practice except in connection with the Transactions and the consideration of other strategic alternatives to the Transactions that were not consummated, (ii) there has not occurred a Material Adverse Effect and (iii) neither the Company nor any Subsidiary has done, caused or permitted any of the actions that if taken after the Agreement Date would be prohibited under Section 4.2 (other than Section 4.2(d)).

2.6. Litigation. There is no Legal Proceeding pending before any Governmental Entity, or to the knowledge of the Company, threatened against the Company or any Subsidiary or any of their respective assets or properties or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary) that (i) would reasonably be expected to result in obligations or liabilities of the Company or the Subsidiaries in excess of $1,000,000, (ii) is related to the Company Intellectual Property or (iii) would otherwise reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole. There is no Order against the Company or any Subsidiary, any of their respective assets or properties, or, to the knowledge of the Company, any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary). Neither the Company nor any Subsidiary has any Legal Proceeding pending against any other Person. There has not been since January 1, 2014, nor are there currently, any internal investigations or inquiries being conducted by the Company, the Company Board (or any committee thereof), any compliance officer of the Company or any third party at the request of any of the foregoing concerning any financial, accounting, Tax, conflict of interest, illegal activity, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

2.7. Restrictions on Business Activities. There is no Contract or Order binding upon the Company or any Subsidiary that prohibits or materially impairs, or would be reasonably likely to prohibit or materially impair, (i) the conduct of the Business or (ii) any acquisition of material property by the Company or any Subsidiary.

2.8. Compliance with Laws; Governmental Permits.

(a) Since January 1, 2014, the Company and each Subsidiary has complied with, is not in violation of, and has not received any written, or to the knowledge of the Company, oral, notice regarding any violation with respect to, any Applicable Legal Requirement with respect to the Business, except, in each case, for any such violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Company, the Subsidiaries or, to the knowledge of the Company, the Company Representatives, while acting on behalf of the Company or the Subsidiaries, has, to the extent constituting a material violation of Applicable Legal Requirements, (i) given, offered, paid, promised to pay or authorized any bribe, payoff, kickback or other improper payment to any Person, private or public, regardless of form or (ii) given, offered, paid, promised to pay or authorized payment of any money, any gift or anything of value with the purpose of securing any improper advantage, influencing any act or decision of the recipient in his or her official capacity or inducing the recipient to use his or her influence to affect an act or decision of an official or employee of any Governmental Entity, to any (A) official or employee of any Governmental Entity, (B) political party or candidate thereof or (C) other Person, in any such case, while knowing that all or a portion of such money or thing of value would be given or offered to an official or employee of any Governmental Entity or political party or candidate thereof.

(b) The Company and each Subsidiary has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, registration, certificate of public convenience and necessity or other authorization of a Governmental Entity (i) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of its material assets or properties or (ii) that is required for and material to the operation of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants, registrations, certificates of public convenience and necessity, and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect, except where the failure to obtain or maintain such Company Authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and the Subsidiaries are in compliance with the terms of the Company Authorizations, except where failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, as of the Agreement Date, neither the Company nor any Subsidiary has received any notice from any Governmental Entity regarding (A) any violation of a Company Authorization, any audit, inquiry or investigation concerning compliance with any Company Authorization, or any failure to comply with any term or requirement of any Company Authorization or (B) any revocation, withdrawal, suspension, cancellation, termination or modification of, any Company Authorization, except, in each case, where failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the material Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the Transactions. Neither the Company nor any Subsidiary is subject to any Order, enforcement action or audit that materially and adversely affects the Business or the ownership or use of its assets or properties. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company has no Liability for non-compliance with, or fees or contributions required to be paid to the Universal Service Fund, the Telecommunications Relay Service Fund, the North American Numbering Plan Administration, Local Number Portability, or other fee obligations applicable under the rules of the Federal Communications Commission.

2.9. Title to Property and Assets.

(a) Excluding intellectual property that is covered by Section 2.10, each of the Company and each Subsidiary has good and valid title to all of the respective material properties and assets owned by it, including all material properties and assets (other than capitalized or operating leases) reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased material properties and assets, valid leasehold interests in such material properties and assets that afford the Company or such Subsidiary leasehold possession of the properties and assets that are the subject of the leases, in each case, free and clear of all Encumbrances other than Permitted Encumbrances.

(b) Neither the Company nor any Subsidiary owns any real property or interests in real property. Schedule 2.9(b) of the Company Disclosure Letter is a true, correct and complete list as of the Agreement Date of all material real property and interests in real property leased by the Company or any Subsidiary (each such property or interest, “Leased Real Property”). With respect to Leased Real Property, neither the Company nor any Subsidiary has (i) subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof, or (ii) collaterally assigned or granted any other security interest in any such leasehold estate or any interest therein. The Company has made available to Parent true, correct and complete copies of all leases, subleases and other Contracts under which the Company and/or any Subsidiary uses or occupies or has the right to use or occupy, now or in the future, any Leased Real Property, including all modifications, amendments and supplements thereto.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole, the plant, property and equipment of the Company and each Subsidiary that are used in the operations of the Business are (i) suitable for the uses to which they are currently employed, (ii) in good operating condition and repair, subject to normal wear and tear, (iii) regularly and properly maintained substantially consistent with the practices of similarly situated companies in the industry in which the Company operates, (iii) not obsolete, dangerous or in need of renewal or replacement, except for renewal or replacement in the ordinary course of business consistent with past practice and (iv) to the knowledge of the Company, free from any material defects.

2.10. Intellectual Property.

(a) As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed by the Company or any Subsidiary.

(ii) “Company Intellectual Property Agreements” means any Contract to which the Company or any Subsidiary is a party or is otherwise bound and pursuant to which the Company or any Subsidiary has granted any rights with respect to any Company Intellectual Property or has been granted any rights with respect to any Third-Party Intellectual Property.

(iii) “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company or any Subsidiary.

(iv) “Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary.

(v) “Company Registered Intellectual Property Rights” means all United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks or service marks, applications to register trademarks or service marks, intent-to-use applications or other registrations or applications related to trademarks or service marks, (C) registered Internet domain names, (D) registered copyrights and applications for copyright registration and (E) any other Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document issued, filed with or recorded by any governmental authority owned by, registered or filed in the name of, the Company or any of the Subsidiaries.

(vi) “Company Source Code” means, collectively, any software source code, any material portion or aspect of software source code, or algorithm contained in or relating to any software source code, of any Company-Owned Intellectual Property or Company Products.

(vii) “Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.

(viii) “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing.

(ix) “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, technical data, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists (to the extent maintained as confidential information or trade secrets) and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

(x) “Standard Inbound IP Agreements” means: (A) non-disclosure agreements granting a limited right to use confidential information of a third party entered into by the Company or a Subsidiary in the ordinary course of business consistent with past practice (each, a “Standard NDA”), (B) non-exclusive trademark licenses, (C) “shrink wrap” and other non-exclusive license agreements for generally commercially available software or for application service provider, “software as a service” or similar services, that is not redistributed with, bundled with, or integrated into the Company Products and for which the Company has paid no more than $100,000 in any year (“GCA Software Agreements”) and (D) licenses for Open Source Materials.

(xi) “Standard Outbound IP Agreements” means: (A) Standard NDAs, (B) maintenance and support and professional services Contracts for Company Products entered into by the Company or any Subsidiary, (C) non-exclusive object code licenses, sales or services agreements for Company Products entered into by the Company or a Subsidiary, including “software as a service” or similar service subscription agreements, in each case of clauses (A) through (C) in the ordinary course of business consistent with past practice and (D) Reseller Agreements.

(xii) “Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.

(b) The Company and the Subsidiaries own or have the valid right or license to all material Intellectual Property used or incorporated into the Company Products or otherwise used in any material respect in the conduct of the Business.

(c) Neither the Company nor any Subsidiary has agreed to transfer ownership of any Company-Owned Intellectual Property to any third party, and the Company and the Subsidiaries own and have exclusive title to each item of Company-Owned Intellectual Property free and clear of any Encumbrances (other than Permitted Encumbrances). Since January 1, 2014, neither the Company nor any Subsidiary transferred ownership of any patents or applications therefor that were Company-Owned Intellectual Property to any third party, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole.

(d) Schedule 2.10(d) of the Company Disclosure Letter lists, as of the Agreement Date, all Company Registered Intellectual Property Rights, including the jurisdictions in which each such Company Registered Intellectual Property Right has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made. Each item of Company Registered Intellectual Property Rights is, (i) to the knowledge of the Company, valid (or in the case of applications, applied for) and subsisting and (ii) all registration, maintenance and renewal fees due in connection with such Company Registered Intellectual Property Rights have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property Rights required to be filed have been filed with the applicable patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property Rights and recording the Company’s and the Subsidiaries’ ownership interests therein.

(e) The consummation of the Transactions will not result in the breach, modification, cancellation, termination, suspension of, or acceleration of any performance, benefit, remedy or payment with respect to any Company Intellectual Property Agreement, or give any third party the right to do any of the foregoing or receive any such performance, benefit, remedy or payments, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. None of the Company Intellectual Property Agreements grant any exclusive rights to or under any Company Intellectual Property to any third party. There are no pending disputes between the Company, or any of the Subsidiaries, and any Person regarding any material Company Intellectual Property Agreements to which such Person is a party. Neither the Company nor any Subsidiary has any material Liability for breach of any Company Intellectual Property Agreement. No third party that has licensed Intellectual Property to the Company or any Subsidiary has ownership or license rights to improvements or derivative works of such Third-Party Intellectual Property that are made by the Company or any Subsidiary other than any such ownership or license rights to “feedback” provided by the Company or a Subsidiary, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Following the Closing, the Surviving Corporation will be permitted to exercise all of the Company’s and the Subsidiaries’ rights under the Company Intellectual Property Agreements to the same extent the Company or any Subsidiary would have been able to prior to the Closing, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or any Subsidiary would be otherwise required to pay.

(f) There are no royalties or other similar fees payable by the Company or any of the Subsidiaries to any Person (other than salaries, fees and other consideration payable to employees, consultants and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Company-Owned Intellectual Property by the Company or any of the Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(g) To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party. Since January 1, 2014, neither the Company nor any Subsidiary has brought any Legal Proceeding for infringement or misappropriation of any Intellectual Property Right or breach of any Company Intellectual Property Agreement.

(h) Since January 1, 2014, neither the Company nor any Subsidiary has been sued in any Legal Proceeding (or received any written notice or, to the knowledge of the Company, threat) that involves a claim of infringement or misappropriation of any Intellectual Property Right of any third party or that contests the validity, ownership or right of the Company or any Subsidiary to exercise any Company-Owned Intellectual Property. Neither the Company nor any Subsidiary has received any written communication since January 1, 2014 that alleges that any Company Products or the conduct of the Business infringes any Intellectual Property Rights of any third party, or includes any offer to license or grant any other rights or immunities under any Intellectual Property Right of a third party in connection with an allegation that any Company Products or the conduct of the Business infringes any Intellectual Property Rights of such third party.

(i) Since January 1, 2014, there has been no Order binding upon the Company or any Subsidiary for material Liability for infringement of any Third Party Intellectual Property or for unfair competition or unfair trade practices. To the knowledge of the Company, the operation of the Business, including the (i) design, development, manufacturing, marketing, licensing, sale, use and/or distribution of any Company Product and (ii) the Company’s or any Subsidiary’s use of any product, device or process in the Company Products does not and (when conducted in substantially the same manner following the Closing) will not infringe or misappropriate any Third-Party Intellectual Property, or constitute unfair competition or unfair trade practices under the applicable law of any jurisdiction in which the Company or any Subsidiary conducts its Business, and to the knowledge of the Company, there is no substantial basis for any claim alleging any of the foregoing. Neither the Company nor any Subsidiary has received any written opinion of counsel that any Company Product or the operation of the Business does or does not infringe, misappropriate or violate any Intellectual Property Right of a third party or that any Intellectual Property Right of a third party is invalid or unenforceable.

(j) No Company-Owned Intellectual Property or Company Product is subject to any Legal Proceeding, outstanding Order or “march in” right that restricts in any manner the use, transfer or licensing thereof by the Company or any Subsidiary, or that affects the validity, use or enforceability of any such Company-Owned Intellectual Property.

(k) The Company and each Subsidiary has secured from each of their founders, employees, consultants and independent contractors who independently or jointly contributed to or participated in the contribution, conception, reduction to practice, creation or development of any Company-Owned Intellectual Property for the Company or any Subsidiary (each, an “Author”) unencumbered, unrestricted and exclusive ownership of all Intellectual Property Rights in such contributions. No such Author has retained any rights, licenses, claims or interest with respect to any Company Intellectual Property developed by such Author or the Company or any Subsidiary.

(l) To the knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any Subsidiary: (i) is in material violation of any term or covenant of any Contract relating to employment, invention disclosure (including patent disclosure), invention assignment, non-disclosure or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, the Company or any Subsidiary or using trade secrets or proprietary information of others without permission, or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Subsidiary that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

(m) To the knowledge of the Company, the employment of any employee of the Company or any Subsidiary or the use by the Company or any Subsidiary of the services of any consultant or independent contractor does not subject the Company or any Subsidiary to any material Liability to any third party for improperly soliciting such employee, consultant or independent contractor to work for or provide services to the Company or any Subsidiary.

(n) To the extent any Third-Party Intellectual Property is incorporated into, integrated or bundled with any of the Company Products, the Company and the Subsidiaries have a written agreement with such third party with respect thereto pursuant to which the Company or a Subsidiary have obtained licenses sufficient for the use and distribution thereof in the conduct of the Business as such Third-Party Intellectual Property is so incorporated, integrated or bundled, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole.

(o) The Company and the Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or trade secret information of the Company or provided by any third party to the Company (“Confidential Information”). All current and former employees and contractors of the Company and the Subsidiaries and any third party having access to Confidential Information from the Company have executed and delivered to the Company a written, legally binding agreement regarding the protection of such Confidential Information or are otherwise bound by obligations of confidentiality.

(p) The Company is in compliance in all material respects with all licenses and other requirements of all open source or public library software licenses (including any version of the software licensed pursuant to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License and any license identified as an open source license by the Open Source Initiative (www.opensource.org)) (“Open Source Materials”) that is incorporated into, or combined or distributed with, any Company Products.

(q) Neither the Company nor any Subsidiary has incorporated Open Source Materials into, or combined or distributed Open Source Materials with, the Company Intellectual Property or Company Products in such a way that grants, or purports to grant, to any third party, any rights or immunities under any Company-Owned Intellectual Property Rights (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works or (iii) redistributable at no charge).

(r) The Company or a Subsidiary has instituted a policy of implementing security patches or upgrades, as appropriate, for software used by the Company and the Subsidiaries in making available the Company Products in the ordinary course of business.

(s) To the knowledge of the Company, and except as would not, individually, or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2016, (i) all Company Products sold, licensed, leased or delivered by the Company or any Subsidiary to customers and all services provided by or through the Company or any Subsidiary to customers conform to applicable contractual commitments, and conform to packaging, advertising and marketing materials and to applicable product or service specifications or documentation pursuant to the terms of the applicable Contract and (ii) neither the Company nor any Subsidiary has any Liability for replacement or repair thereof pursuant to the terms of the applicable Contract.

(t) No (i) government funding, (ii) facilities or resources of a university, college, other educational institution or research center or (iii) funding from any Person (other than funds received in consideration for the Company Capital Stock or research and development tax credits that do not result in Encumbrances on any Company-Owned Intellectual Property) was used in the development of the Company-Owned Intellectual Property. No Governmental Entity, university, college, other educational institution or research center has any claim or right in or to any Company-Owned Intellectual Property.

(u) Neither the Company, any Subsidiary, nor any other Person then acting on their behalf has disclosed, delivered or licensed to any Person, agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code (other than providing (i) Authors access to Company Source Code to the extent necessary to perform services or develop Intellectual Property for the Company or any Subsidiary or (ii) Open Source Materials to the extent required pursuant to the terms of the applicable licenses governing such Open Source Materials). No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Subsidiary or any Person then acting on their behalf to any Person of any Company Source Code (other than Open Source Materials to the extent required pursuant to the terms of the applicable licenses governing such Open Source Materials). Without limiting the foregoing, neither the execution of this Agreement nor any of the Transactions will result in release from escrow or other delivery to a third party of any Company Source Code.

(v) Neither the Company nor any Subsidiary is now or has ever been a member of or a contributor to any industry standards body or any similar organization that could reasonably be expected to require or obligate the Company or any Subsidiary to grant or offer to any other Person any license or right to any Company-Owned Intellectual Property.

(w) The Company and each Subsidiary has complied in all material respects with all Applicable Legal Requirements and their respective privacy policies relating to (i) the privacy of users of their products and services, including the customers of the Company and each Subsidiary (“Company Customers”) and any employees and end-user or subscriber customers of Company Customers (“Company Customer End-Users”) and all Internet websites owned, maintained or operated by Company or any Subsidiary (the “Company Websites”) and (ii) the use, collection, storage, disclosure, receipt and transfer of any personally identifiable information collected, accessed or obtained by or on behalf of the Company, including any personally identifiable information of Company Customers and Company Customer End-Users. The Company and each Subsidiary is making commercially reasonable efforts to implement processes to enable them to comply in all material respects by the statutory deadline with the Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation), which will come into effect on May 25, 2018. The Company and each Subsidiary are in material compliance with all of the terms of all Contracts to which the Company or any Subsidiary is a party relating to (A) the privacy of users of their products and services, including Company Customers and Company Customer End-Users and (B) the use, collection, storage, disclosure, receipt and transfer of any personally identifiable information collected, accessed or obtained by or on behalf of the Company or any Subsidiary. The execution, delivery and performance of this Agreement, will comply with all Applicable Legal Requirements relating to privacy and with the Company’s and each Subsidiary’s privacy policies. Since January 1, 2014, neither the Company nor any Subsidiary has received a written (or to the knowledge of the Company, oral) complaint regarding the Company’s use, collection, storage, disclosure, receipt or transfer of personally identifiable information.

(x) The Company and each Subsidiary takes commercially reasonable steps to (i) identify internal and external risks to the security of the Confidential Information, including personally identifiable information, (ii) implement adequate and effective administrative, electronic and physical safeguards to control those risks, (iii) maintain a notification process to comply with Applicable Legal Requirements in the case of any breach of security compromising data containing personally identifiable information and (iv) comply in all material respects with the obligations of the Company and the Subsidiaries in any Contracts to which the Company or any Subsidiary is a party regarding the security of Confidential Information, including personally identifiable information received by or on behalf of the Company from Company Customers and Company End-Users. To the knowledge of the Company, neither the Company nor any Subsidiary has experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including personally identifiable information in the Company’s or Subsidiary’s possession, custody or control.

2.11. Environmental Matters.

(a) As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Environmental and Safety Laws” means any Applicable Legal Requirements issued, promulgated or entered into by any Governmental Entity that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or that are intended to assure the safety of employees, workers or other human health, including the public.

(ii) “Facilities” means all buildings and improvements on the Property.

(iii) “Hazardous Materials” means any toxic or hazardous substance, chemical, material or waste or any pollutant or contaminant, or infectious or radioactive substance, material or waste, including those substances, materials and wastes defined in or regulated under any Environmental and Safety Laws.

(iv) “Property” means all material real property leased or owned by the Company or any Subsidiary either currently or in the past.

(v) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the environment or any natural or man-made structure.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) since January 1, 2014, neither the Company nor any Subsidiary has received any written notice (or to the knowledge of the Company, verbal notice) of any noncompliance of the Facilities or its past or present operations with Environmental and Safety Laws, (ii) no Legal Proceedings are pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary or any Property relating to any violation of any Environmental and Safety Laws, (iii) there are not now and have not been while the Company or any Subsidiary have owned, operated, occupied or leased any Property, or, to the knowledge of the Company, at any other time, any Release of any Hazardous Material in, on, under or affecting any of the Facilities or any Property reasonably likely to result a Liability to the Company or any Subsidiary, (iv) since January 1, 2014, all Hazardous Materials and wastes have been disposed of by the Company and the Subsidiaries in accordance with Environmental and Safety Laws, (v) neither the Company nor any Subsidiary is subject to any indemnity obligation or other Contract with any Person relating to Liabilities under Environmental and Safety Laws, other than any indemnification provisions in Material Contracts or customary indemnification provisions contained in real property leases entered into in the ordinary course of business consistent with past practice, (vi) to the knowledge of the Company, there are not now and since January 1, 2014, have not been while the Company or any Subsidiary has owned, operated, occupied or leased any Property, or, to the knowledge of the Company, at any other time, any underground tanks or underground improvements at, on or under any Property, including treatment or storage tanks, sumps, or water, gas or oil wells, (vii) since January 1, 2014, the Company’s and each Subsidiary’s use of and activities at the Facilities, have complied in all material respects with all Environmental and Safety Laws and (viii) each of the Company and each Subsidiary has all permits and licenses required to be issued under Environmental and Safety Laws necessary for the conduct of the Business and are in material compliance with the terms and conditions of such permits and licenses.

2.12. Taxes.

(a) The Company and each of the Subsidiaries have filed all material Tax Returns required to be filed by them (taking into account any extensions of time granted or obtained) and have paid all material Taxes required to have been paid by them, whether or not shown on any Tax Return. All such Tax Returns were complete and accurate in all material respects when filed and were prepared in substantial compliance with all Applicable Legal Requirements. The Company has made available to Parent true, correct and complete copies of all income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company or any Subsidiary, in each case for all taxable periods beginning on or after January 1, 2013.

(b) The Company Balance Sheet reflects all material Liability for unpaid Taxes of the Company and/or any Subsidiary for periods (or portions of periods) through the Company Balance Sheet Date. Neither the Company nor any Subsidiary has any Liability for material unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in connection with the Transactions or in the ordinary course of business consistent with past practice subsequent to the Company Balance Sheet Date.

(c) Neither the Company nor any of the Subsidiaries has received from any Tax Authority any (i) written claim for Taxes that has resulted in a current Encumbrance against any properties or any assets of the Company or any Subsidiary other than liens for Taxes not yet due and payable, or (ii) written notice of any audit or pending audit of, or Tax controversy associated with, any material Tax of the Company or any Subsidiary that has not been resolved in full. Neither the Company nor any of the Subsidiaries has (x) agreed to any extension of any statute of limitations on the assessment of any material Taxes currently in effect (other than as a result of filing a Tax Return pursuant to an extension of time granted or obtained in the ordinary course of business), (y) agreed to any extension of time for filing any material Tax Return that has not been filed, nor (z) received any private letter ruling from the Internal Revenue Service (or any comparable ruling from any other Tax Authority).

(d) Neither the Company nor any Subsidiary is a party to or bound by any Tax sharing, Tax indemnity or Tax allocation agreement (other than such agreements or arrangements (i) exclusively between or among the Company and/or the Subsidiaries or (ii) with third parties made in the ordinary course of business, the primary subject matter of which is not Tax (“Ordinary Commercial Agreements”)).

(e) Neither the Company nor any Subsidiary has been a party to a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code or Treasury Regulation Section 1.6011-4(b)(2).

(f) Neither the Company nor any Subsidiary has ever been a member of an affiliated group filing a consolidated, combined, or unitary income Tax Return (other than a group the common parent of which was the Company).

(g) Neither the Company nor any Subsidiary has any material Liability for the Taxes of any Person (other than the Company or any Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Applicable Legal Requirements) as a transferee or successor of such Person, or otherwise by operation of Applicable Legal Requirements.

(h) Neither the Company nor any Subsidiary will be required to include any material income in, or exclude any material item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting requested or agreed to in which the year of change is a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Applicable Legal Requirements) executed on or prior to the Closing Date, (iii) deferred intercompany gain or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Applicable Legal Requirements) arising from a transaction or event entered into on or before the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received or accrued on or prior to the Closing Date (other than prepaid amounts received or accrued in the ordinary course of business), or (vi) an election under Section 108(i) of the Code.

(i) The prices for any material property or material services (or for the use of any material property) provided by or to the Company are arm’s length prices for purposes of all applicable material transfer pricing laws, including material provisions of Treasury Regulations promulgated under Section 482 of the Code.

(j) The Company and the Subsidiaries are in material compliance with the requirements for any material Tax holiday or incentive granted by a Tax Authority to the Company or any Subsidiary (other than Tax holidays or incentives generally applicable without prior specific approval from a Tax Authority).

(k) The Company has made available to Parent all contemporaneous documentation in its possession prepared for Section 6662 of the Code (or similar provision under foreign Applicable Legal Requirements) supporting the transfer pricing with any of the Company’s foreign Subsidiaries which documentation relates to Taxable periods of the Company or any Subsidiary for which the statute of limitations on assessment has not expired.

(l) The Company is not, and has not been, in the preceding five years, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(m) Neither the Company nor any Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(n) The Company and each of the Subsidiaries has withheld or collected and paid over to the appropriate Tax Authority all material Taxes required by law to be withheld or collected by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(o) No written claim has ever been received by the Company or any Subsidiary from a Tax Authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that Company or any Subsidiary is or may be subject to taxation by such jurisdiction.

(p) There is no agreement, plan, arrangement or other Contract covering any service provider of the Company or any Subsidiary to which the Company and/or any Subsidiary is a party or by which the Company and/or any Subsidiary is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, would, or would reasonably be expected to, as a result of the transactions and agreements contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be non-deductible under Section 162 of the Code or characterized as a “parachute payment” within the meaning of Section 280G of the Code.

(q) All nonqualified deferred compensation plans (within the meaning of Section 409A of the Code) to which the Company or any of the Subsidiaries is a party comply with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by their terms and have been operated in accordance with such requirements, in each case, in all material respects.

(r) The exercise price of all Company Options is at least equal to the fair market value (determined in a manner that is not inconsistent with Section 409A of the Code) of the Company Common Stock on the date such Company Options were granted or repriced, and neither the Company nor Parent has incurred or will incur any material Liability to withhold taxes as a result of Section 409A of the Code upon the vesting of any Company Options.

2.13. Employee Benefit Plans and Employee Matters.

(a) Schedule 2.13(a) of the Company Disclosure Letter lists, as of the Agreement Date, with respect to the Company or any Subsidiary (i) all material employee benefit plans (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) all material stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iii) all material written bonus, pension, profit sharing, savings, severance in an amount exceeding $200,000, retirement, or deferred compensation plans or programs, or other material written incentive plans or programs, in all cases, that are applicable to more than one (1) employee, (iv) all other material fringe or employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees, (v) any material employment or service agreements (except for offer letters providing for at-will employment that do not provide for severance, acceleration or post-termination benefits) compensation agreements, change in control agreements or severance agreements, written or otherwise, for the benefit of, or relating to, any present or former director, officer, employee or consultant (provided that, for former directors, officers, employees and consultants, such agreements need only be listed if unsatisfied obligations of the Company or any Subsidiary of greater than $10,000 remain thereunder) and (vi) any other material written or oral arrangement for the benefit of any employee under which the Company or any Subsidiary has or may have material liability, contingent or otherwise (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”).

(b) The Company has made available to Parent a true, correct and complete copy of each current Company Employee Plans and, as applicable, related material plan documents (including material trust documents, insurance policies or Contracts, employee booklets, registration statements, prospectuses and summary plan descriptions and other authorizing documents and any material employee communications relating thereto) and, with respect to each such Company Employee Plan that is subject to ERISA reporting requirements, has made available to Parent true, correct and complete copies of the Form 5500 reports filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code or has applied (or has time remaining in which to apply) to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company has made available to Parent a true, correct and complete copy of the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Employee Plan.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole, none of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or similar state law. Except as would not, individually or in the aggregate, result in material liability to the Company and the Subsidiaries, taken as a whole, (i) each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all Applicable Legal Requirements (including ERISA and the Code) and (ii) the Company and each Subsidiary has performed all obligations required to be performed by it under, and is not in default under or in violation of, any of the Company Employee Plans. Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company and the Subsidiaries, taken as a whole, all contributions required to be made by the Company or any Subsidiary to any Company Employee Plan have been made and/or a reasonable amount has been accrued for contributions to each Company Employee Plan. No Legal Proceeding has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor, that, in each case, would result in material liability to the Company and the Subsidiaries, taken as a whole.

(d) Neither the Company nor any Subsidiary currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in or contributed to, in each case within the past six years, any “pension plan” (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(e) Neither the Company nor any Subsidiary is a party to, or has made any contribution within the past six years to or otherwise incurred any obligation within the past six years under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(f) Each Company Employee Plan maintained or contributed to by the Company or any Subsidiary under the Applicable Legal Requirements of the relevant jurisdiction outside of the United

States (each such plan, a “Foreign Plan”) is set forth in Schedule 2.13(a) of the Company Disclosure Letter. With respect to each Foreign Plan, except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company and the Subsidiaries, taken as a whole (i) such Foreign Plan is in material compliance with the provisions of the Applicable Legal Requirements of each jurisdiction in which such Foreign Plan is maintained, to the extent those Applicable Legal Requirements are applicable to such Foreign Plan, (ii) all contributions to, and material payments from, such Foreign Plan that were required to be made in accordance with the terms of such Foreign Plan, and, when applicable, the Applicable Legal Requirements of the jurisdiction in which such Foreign Plan is maintained, were made or shall be made by the Closing Date, and all such contributions to such Foreign Plan, and all payments under such Foreign Plan, for any period ending before the Closing Date that are not yet, but will be, required to be made, are reflected as an accrued liability on the Company Balance Sheet where required to be so reflected by GAAP, (iii) the consummation of the Merger and the other Transactions will not by itself create or otherwise result in any material Liability with respect to such Foreign Plan and (iv) except as required by Applicable Legal Requirements, no condition exists that would prevent the Company or any of the Subsidiaries from terminating or amending any Foreign Plan at any time for any reason in accordance with the terms of each such Foreign Plan without the payment of any fees, costs or expenses or the incurrence of any Liability (other than the payment of benefits accrued on the Company Balance Sheet and any normal and reasonable expenses typically incurred in a termination event).

(g) None of the execution and delivery of this Agreement, the consummation of the Merger or any other transaction contemplated by this Agreement or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any payment (including severance, golden parachute, bonus or otherwise) becoming due to any Person, (ii) materially increase or otherwise enhance any benefits otherwise payable by the Company or any Subsidiary, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) materially increase the amount of compensation due to any Person or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary to any Person.

(h) Except as would not, in individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each Subsidiary is in compliance with all Applicable Legal Requirements respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice. Aside from any amounts due in the current payroll or invoice cycle and obligations that are not material in amount, the Company and each Subsidiary has paid in full to all employees, independent contractors and consultants all earned wages, salaries, commissions, bonuses, benefits and other compensation currently due to or on behalf of such employees, independent contractors and consultants. Neither the Company nor any Subsidiary has any material unpaid liability for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice). To the knowledge of the Company, there are no pending claims against the Company and/or any Subsidiary under any workers compensation plan or policy or for long term disability. Neither the Company nor any Subsidiary has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any Subsidiary and any of their respective current or former employees, which material controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity.

(i) Schedule 2.13(i) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the Agreement Date, of all Contracts that provide for severance payments or severance benefits upon termination of employment, where the aggregate amount of such payments of benefits exceeds $150,000 to which the Company and/or any Subsidiary is a party or by which the Company and/or any Subsidiary is bound and the terms of which either (i) materially deviate from the terms set forth in the applicable forms made available to Parent or (ii) requires notice in advance of, or would result in material Liability upon, termination of such Contract (other than pursuant to Applicable Legal Requirements). Neither Company nor any Subsidiary has any obligation to pay any material amount or provide any material benefit to any former employee or officer, other than obligations (A) for which Company has established a reserve for such amount on the Company Balance Sheet, to the extent required by GAAP, or (B) pursuant to Contracts entered into after the Company Balance Sheet Date and disclosed on Schedule 2.13(i) of the Company Disclosure Letter.

(j) Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company or any Subsidiary, and neither the Company nor any Subsidiary has any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any Subsidiary. To the knowledge of the Company, there are no activities or proceedings of any labor union or to organize the employees of the Company or any of the Subsidiaries. There is no labor dispute, strike or work stoppage against the Company or any Subsidiary pending or, to the knowledge of the Company, threatened that may interfere with the respective business activities of the Company or any Subsidiary. Neither the Company nor any Subsidiary, nor to the knowledge of the Company, any of their respective Representatives, has committed any unfair labor practice in connection with the operation of the Business, and there is no charge or complaint against the Company or any Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or to the knowledge of the Company, threatened.

(k) On or prior to the Agreement Date, each of the Company and each Subsidiary has made available to Parent a true, correct and complete list of all of its current consultants, advisory board members and independent contractors (other than contractors who are provided with less than $300,000 of compensation annually for the services provided).

(l) The employment of each of the employees of the Company or any Subsidiary is “at will” (except for non-U.S. employees of the Company or any Subsidiary located in a jurisdiction that does not recognize the “at will” employment concept) and neither the Company nor any Subsidiary has any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees, except for any particular form or period of notice required by Applicable Legal Requirements or as set forth in employment agreements with non-U.S. employees of the Company and the Subsidiaries.

(m) The Company and each Subsidiary is in compliance, and, for the past two years has complied, in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), or any similar state or local Applicable Legal Requirements. In the past two years, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign Applicable Legal Requirements. Neither the Company nor any Subsidiary has caused any of its respective employees to suffer an “employment loss” (as defined in the

WARN Act) during the 90-day period ending on the Agreement Date.

2.14. Interested Party Transactions. Except as disclosed in the Company’s definitive Proxy Statements included in the Company SEC Reports, no event has occurred since January 1, 2016 that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K.

2.15. Insurance. Schedule 2.15 of the Company Disclosure Letter lists, as of the Agreement Date, all material policies of insurance and bonds of the Company or any Subsidiary that are currently in effect, true, correct and complete copies of which have been made available to Parent. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole, as of the Agreement Date, there is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole, all premiums due and payable under all such policies and bonds have been timely paid and the Company and each Subsidiary is otherwise in compliance with the terms of such policies and bonds. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole, all such policies and bonds remain in full force and effect, and as of the Agreement Date, neither the Company nor any Subsidiary has received any written notice of any threatened termination of, or material premium increase with respect to, any of such policies. With respect to all workers’ compensation, employer’s liability, automobile liability and general liability coverage, the Company and each Subsidiary has maintained and submitted all data required under Section 111 of Medicare & Medicaid State Children’s Health Insurance Program Extension Act of 2007, as amended.

2.16. Brokers’ and Advisors’ Fees. Except for the Company’s obligations to Qatalyst Partners LP (“Qatalyst Partners”) and Jefferies LLC (“Jefferies” and together with Qatalyst Partners, the “Company Financial Advisors”), whose fees and expenses will be paid by the Company in accordance with the Company’s agreement with each of the Company Financial Advisors, neither the Company nor any Subsidiary or Affiliate of the Company is obligated for the payment of any fees or expenses of any investment banker, broker or finder in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement. The Company has made available to Parent a complete and accurate copy of all Contracts under which such fees and expenses are payable to the Company Financial Advisors.

2.17. Customers and Suppliers.

(a) As of the Agreement Date, neither the Company nor any Subsidiary has any outstanding material dispute concerning its services and/or products with any customer, distributor or reseller who, during the period from January 1, 2016 to June 30, 2017, was one of the 20 largest sources of revenue for the Company, based on amounts recognized in accordance with GAAP during such periods (each, a “Significant Customer”). Each Significant Customer is listed on Schedule 2.17(a) of the Company Disclosure Letter. Between the Company Balance Sheet Date and the Agreement Date, neither the Company nor any Subsidiary has received any written or, to the knowledge of the Company, oral notice from any Significant Customer to the effect that such customer intended to terminate its business relationship with, the Company or any Subsidiary (or the Surviving Corporation or Parent) or that such customer intended to terminate or materially and adversely modify existing Contracts with the Company or any Subsidiary (or the Surviving Corporation or Parent) or materially reduce the amount paid to the Company or any Subsidiary (or the Surviving Corporation or Parent) for Company Products. Between the Company Balance Sheet Date and the Agreement Date, neither the Company nor any Subsidiary had any of its products returned by a purchaser thereof except for normal warranty returns and those returns that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole.

(b) As of the Agreement Date, neither the Company nor any Subsidiary has any outstanding material dispute concerning products and/or services provided by any supplier or vendor listed on Schedule 2.17(b) of the Company Disclosure Letter (each, a “Significant Supplier”). Between the Company Balance Sheet Date and the Agreement Date, neither the Company nor any Subsidiary received any written or, to the knowledge of the Company, oral notice of termination or interruption of any existing Contracts with any Significant Supplier.

2.18. Material Contracts.

(a) Except for this Agreement and the Contracts specifically identified on Schedule 2.18 of the Company Disclosure Letter (with each such Contract specifically identified under the applicable subsection(s) of such Schedule 2.18), neither the Company nor any Subsidiary is a party to or bound by any of the following Contracts (each, a “Material Contract”) as of the Agreement Date:

(i) any Contract (A) with a Significant Customer or (B) with any other customer involving the sale or provision of Company Products, services or other assets that has generated, during the period from January 1, 2016 to June 30, 2017, more than $3,000,000 in revenues on a consolidated basis recognized in accordance with GAAP for the Company and the Subsidiaries;

(ii) any Contract (A) with a Significant Supplier or (B) for the purchase, manufacture or license by the Company or any Subsidiary of components, materials, supplies, equipment, parts, subassemblies, software, Intellectual Property or other assets that are included in or used in connection with the provision of Company Products and that are reasonably likely to require the Company to recognize expense in accordance with GAAP on a consolidated basis, in excess of $3,000,000 during the period from January 1, 2016 to June 30, 2017;

(iii) any Contract resulting in revenue of the Company on a consolidated basis in accordance with GAAP in excess of $2,000,000 during the period from January 1, 2016 to June 30, 2017, under which a third party has the right to distribute or resell customers of Company Products, including distributors, resellers and original equipment manufacturers (each, a “Reseller Agreement”), other than non-exclusive Reseller Agreements;

(iv) other than for any intercompany loans and capital contributions and accounts payable to trade creditors and accrued expenses in the ordinary course, any trust indenture, mortgage, promissory note, loan agreement, credit agreement or other Contract for the borrowing of money, in an amount in excess of $1,000,000, or any currency exchange, interest rate, commodities or other hedging or derivative transaction or arrangement with a notional amount in excess of $1,000,000;

(v) any executory Contract for capital expenditures in excess of $3,000,000;

(vi) any Contract (identified under the applicable clause below): (A) limiting in any material respect the freedom of the Company or any Subsidiary (or, after giving effect to the Merger, Parent or any of its Affiliates) to engage or participate, or compete with any other Person, in any line of business, market or geographic area (including with respect to the development, manufacture, marketing or distribution of their respective products or services), or pursuant to which any material benefit or right would be required to be given or lost as a result of so engaging, participating or competing, (B) limiting in any material respect the freedom of the

Company or any Subsidiary (or, after giving effect to the Merger, Parent or any of its Affiliates) to make use of any Company-Owned Intellectual Property or Third-Party Intellectual Property not licensed under such Contract, (C) granting “most favored nation” or similar preferred pricing provisions to any third party, (D) granting exclusive sales, distribution, marketing or other similar exclusive rights to any third party, (E) granting any rights of refusal, rights of first negotiation or similar rights to any third party, or (F) otherwise limiting the right of the Company or any Subsidiary (or, after giving effect to the Merger, Parent or any of its Affiliates) to sell, distribute or manufacture any Company Products or to purchase or otherwise obtain any components, materials, supplies, equipment, parts, subassemblies, software, Intellectual Property or services, in each case, that are material to the Company or any Subsidiary where the enforcement of such limitation would be material to the Company and the Subsidiaries, taken as a whole (and, after giving effect to the Merger, Parent and its Affiliates, taken as a whole);

(vii) any Contract pursuant to which the Company or any Subsidiary is a lessor or lessee of any real property, in any such case involving in excess of $1,500,000 per annum;

(viii) any Contract with any of its officers, directors, employees or consultants (other than (A) employee offer letters, employment agreements or consulting agreements on the Company’s standard form that are terminable at will without Liability (except as required by any Applicable Legal Requirements) by the Company or any Subsidiary, (B) employee invention assignment and confidentiality agreements on the Company’s standard forms and (C) option grant notices, agreements and exercise forms, restricted stock unit (including performance stock unit) grant notices and agreements on the Company’s standard forms (the current forms of which have been made available to Parent)), including any Contract requiring the Company or any Subsidiary to make a payment to any such person on account of the Merger, any transaction contemplated by this Agreement or any Contract that is entered into in connection with this Agreement, but excluding any Contract for payments that do not exceed $150,000 per beneficiary;

(ix) any Contract that is material to the Business and to the Company and the Subsidiaries, taken as a whole, pursuant to which the Company or any Subsidiary agrees to (A) provide an indemnity or warranty or provide any support, maintenance or service or (B) act as a guarantor or indemnitor for or against the Liabilities (including Company Debt) of any other Person, in each case other than Contracts entered into in the ordinary course of business, pursuant to any Standard Outbound IP Agreements, Standard Inbound IP Agreements, Contracts that contain commercially reasonable limitations on the Company’s or the Subsidiary’s, as applicable, indemnification obligations and Contracts identified in subsections (i), (ii) or (x) of Schedule 2.18(a) of the Company Disclosure Letter;

(x) all licenses, sublicenses and other Contracts that are material to the Business and to the Company and the Subsidiaries, taken as a whole, pursuant to which (A) any third party Person is authorized to use or is granted any right in or to any Company Products or Company-Owned Intellectual Property (excluding (1) all employees of the Company and the Subsidiaries, and (2) all consultants and independent contractors providing services for the Company or the Subsidiaries in accordance with consulting agreements and independent contractor agreements and (3) Standard Outbound IP Agreements), (B) the Company or any Subsidiary has agreed to any material restriction on the right of the Company or any Subsidiary to enforce any Company-Owned Intellectual Property Rights, or (C) the Company or any Subsidiary has agreed to encumber (other than non-exclusive licenses previously granted by the Company or any Subsidiary), transfer or sell rights in or with respect to any Company-Owned Intellectual Property, other than, Standard Outbound IP Agreements and Contracts identified in subsections

(i), (ii) and (iii) of Schedule 2.18(a) of the Company Disclosure Letter;

(xi) all licenses, sublicenses and other Contracts that are material to the conduct of the Business and pursuant to which the Company or any Subsidiary acquired or is granted any right in or to any Third-Party Intellectual Property or is authorized to market, distribute or resell any product, service or Third-Party Intellectual Property, other than Standard Inbound IP Agreements and Contracts identified in subsection (ii) of Schedule 2.18 of the Company Disclosure Letter;

(xii) any Contract under which the Company or any Subsidiary has an ongoing obligation to develop any material Intellectual Property (independently or jointly) for any third party or any Contract for payment in excess of $1,000,000 under which the Company or any Subsidiary provides any advice or services to any third party, including any consulting Contract, professional services Contract or software implementation, deployment or development services Contract, or support services Contract;

(xiii) any Contract providing for the development of any material Intellectual Property for the Company or any Subsidiary pursuant to which the Company or any Subsidiary is obligated to pay a third party more than $500,000 on an annual basis, other than Standard Inbound IP Agreements and employee invention assignment agreements, consulting agreements and independent contractor agreements with Authors, copies of which agreements have been made available to Parent;

(xiv) any Contract constituting a joint venture, partnership, collaboration or limited liability company that involves a sharing of revenues, profits, cash flows, expenses or losses with any other Person, other than Reseller Agreements;

(xv) (A) any Contract authorizing any other Person to manufacture or reproduce any Company Products (other than the right to make archival or back-up copies or otherwise in accordance with the terms of the Standard Outbound IP Agreements), or to provide maintenance, service or support for any Company Products (other than Reseller Agreements), in each case, other than in the ordinary course of business or (B) any Contract that involves the payment of royalties to any other Person (excluding annual or routine maintenance and license fees for Third-Party Intellectual Property not contingent on the manufacturing, sale or use of Company Products);

(xvi) any joint marketing, marketing support, lead referral or reference sale agreement, other than Reseller Agreements and Contracts in the ordinary course of business;

(xvii) any Contract or plan (including any stock option, restricted stock unit (including performance stock unit), stock purchase and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Common Stock or any other securities of the Company or any Subsidiary or any options, restricted stock units (including performance stock units), warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, restricted stock units (including performance stock units), warrants or other rights therefor, except for the Convertible Notes, the Company Option Plans and the Company Options, Company RSUs and Company PSUs disclosed pursuant to Section 2.2(b);

(xviii) any Contract entered into since September 1, 2015, pursuant to which (A) it has acquired a material business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person (other than the Subsidiaries) or (B) any other Person has the right to acquire any material assets of the Company or any Subsidiary (or, after giving effect to the consummation of the Merger, Parent or any of its Affiliates) or any interests therein after the Agreement Date, other than Standard Outbound IP Agreements and Contracts identified in subsections (i) and (ii) of Schedule 2.18(a) of the Company Disclosure Letter;

(xix) any Contract with any Governmental Entity, other than any Contract entered into in the ordinary course of business (a “Government Contract”);

(xx) any litigation settlement that has not been fully performed or currently effective litigation standstill or tolling agreement;

(xxi) any Contract not disclosed against another subsection of this Section 2.18 that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K);

(xxii) any Contract with any labor union or any collective bargaining agreement or similar contract with its employees; or

(xxiii) any other Contract not listed in subsections above in this Section 2.18(a) that, if terminated, or if such Contract expired without being renewed, would have a Material Adverse Effect.

(b) All Material Contracts are in written form. Each of the Material Contracts is, with respect to the Company or applicable Subsidiary that is a contracting party and, to the knowledge of the Company, the other party, in full force and effect, subject to Enforceability Limitations, and has not been amended in any material respect except for such amendments that have been made available to Parent and except for such failures to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any Subsidiary or, to the knowledge of the Company, with respect to any other contracting party, that, with or without the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material default or event of default under any Material Contract or (ii) give any third party the right to (A) declare a material default or exercise any remedy under any Material Contract, (B) a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) accelerate the maturity or performance of any material obligation of the Company or any Subsidiary under any Material Contract or (D) cancel, terminate or modify any Material Contract, except, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole. Since January 1, 2016 through the Agreement Date, neither the Company nor any Subsidiary has received any written or, to the knowledge of the Company, oral, notice regarding any material violation or breach of, material default under, or intention to cancel or materially modify any Material Contract. True, correct and complete copies of all Material Contracts have been made available to Parent.

(c) To the knowledge of the Company with respect to any Government Contract, there is no: (i) civil fraud or criminal investigation by any Governmental Entity, (ii) qui tam action brought against the Company or any Subsidiary under the Civil False Claims Act, (iii) suspension or debarment proceeding (or equivalent proceeding) against the Company or any Subsidiary, (iv) claim or request by a Governmental Entity for a contract price adjustment based on defective pricing, disallowance of cost or noncompliance with statute, regulation or contract, (v) dispute involving the Company or any

Subsidiary to relating to such Government Contract or (vi) claim or equitable adjustment by the Company or any Subsidiary relating to such Government Contract, except, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole.

2.19. Export Control Laws.

(a) Since January 1, 2011, the Company and each Subsidiary has conducted its respective businesses and any (re)export or import transactions in accordance with Applicable Legal Requirements concerning (re)export or import controls and/or economic, trade or financial sanctions and, to the extent applicable to the Company and the Subsidiaries, the following:

(i) U.S. export control legislation, such as the Export Administration Regulations (“EAR”) and the International Traffic in Arms Regulations (“ITAR”) and other controls administered by the U.S. Department of Commerce and/or the U.S. Department of State;

(ii) European Union (“EU”) export control legislation, such as Council Regulation (EC) No 428/2009 and that of any of its Member States;

(iii) any other export controls adopted by a Participating State of the Wassenaar Arrangement or by a country in which the Company or a Subsidiary is located, has operations or must perform obligations imposed by any Contract;

(iv) economic, trade and financial sanctions laws against governments, non-state entities and individuals imposed by the U.S., the EU or any of its Member States, a Participating State of the Wassenaar Arrangement or a country in which the Company or any Subsidiary is located, has operations or must perform obligations imposed by any Contract; and

(v) any other (re)export or import control and/or sanctions laws in any other applicable jurisdiction,

except, in each case, for any failure that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Each of the Company and each Subsidiary has obtained and disclosed to Parent and made available to Parent true, correct and complete copies of all material licenses, official approvals, authorizations and registrations required by Applicable Legal Requirements with respect to (re)export or import controls and/or economic, trade or financial sanctions for the (re)export or import of products, information, software and technologies from the U.S., EU or any of its Member States and each other applicable jurisdiction and since January 1, 2011, is in compliance with the terms of such licenses, official approvals, authorizations and registrations, except for any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) There are no pending or, to the knowledge of the Company, threatened claims against the Company or any Subsidiary in respect of compliance with Applicable Legal Requirements concerning (re)export or import controls and/or economic, trade or financial sanctions or any licenses, official approvals, authorizations or registrations required thereunder, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Any material correspondence that the Company or any Subsidiary has had with any Governmental Entity concerning applicable (re)export or import controls and/or economic, trade or financial sanctions since January 1, 2011, has been made available.

(d) Neither the Company nor any Subsidiary has disclosed or has been requested to disclose to any Governmental Entity in any jurisdiction any encryption keys, cryptographic algorithm keys or any information that would (themselves or in conjunction with any other such keys or information) enable any encrypted software, information or data that is used or distributed by the Company or any Subsidiary to be decrypted or accessed in any decrypted form (in whole or in part and in whatever format), in any such case, to the extent such disclosure or receipt of request to disclose would constitute a material violation of Applicable Legal Requirements concerning (re)export or import controls and/or economic, trade or financial sanctions.

2.20. Fairness Opinion. The Company Board has received an opinion from Qatalyst Partners to the effect that, as of the date of such opinion, and based upon and subject to the matters and the limitations set forth therein, the Per Share Cash Amount to be paid to the holders of Company Common Stock (other than Parent or any Affiliate of Parent) is fair from a financial point of view to such holders and has received an opinion from Jefferies to the effect that, as of the date of such opinion, and based upon and subject to the matters and the limitations set forth therein, the Per Share Cash Amount to be paid to the holders of Company Common Stock (other than Parent or any Affiliate of Parent) is fair from a financial point of view to such holders. It is agreed and understood that such opinions are for the benefit of the Company Board (in its capacity as such) and may not be relied upon by Parent or Sub.

2.21. Information Supplied. The preliminary and definitive proxy materials to be filed by the Company with the SEC in connection with the Merger (as may be amended or supplemented from time to time, the “Proxy Statement”) shall not, on each applicable filing date, on the date of mailing to the Company’s stockholders and at the time of the Company Stockholder Meeting, as applicable, (i) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholder Meeting that has become misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding anything to the contrary in the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Sub or any of their respective Affiliates that is contained in (or incorporated by reference in) the Proxy Statement.

2.22. No Additional Representations. The Company acknowledges and agrees that except as expressly set forth in Article III, none of Parent, Sub or any of their respective Representatives has made any representation or warranty, express or implied, to the Company, any of the Subsidiaries or any of their respective Representatives in connection with this Agreement, the Merger or any of the other Transactions.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Parent and Sub represent and warrant to the Company as follows:

3.1. Organization, Standing and Power. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Parent and Sub has the corporate power to own its properties and to conduct its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not have a Parent Material Adverse Effect. Neither Parent nor Sub is in violation of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws.

3.2. Authority; Non-contravention.

(a) Each of Parent and Sub has the corporate power and authority to enter into this Agreement and to consummate the Merger and the other Transactions. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly authorized by all necessary corporate action on the part of Parent and Sub (other than the adoption of this Agreement by Parent as the sole stockholder of Sub, which shall occur immediately following the execution of this Agreement). This Agreement has been duly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution, and delivery by the Company of this Agreement, constitutes the valid and binding obligation of Parent and Sub, respectively, enforceable against Parent and Sub, respectively, in accordance with its terms, subject only to the effect, if any, of the Enforceability Limitations.

(b) The execution and delivery of this Agreement by Parent and Sub do not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation or bylaws of Parent and Sub, in each case, as amended to date, (ii) subject to compliance with the requirements set forth in Section 3.2(c), any material Applicable Legal Requirements applicable to Parent or Sub or any of their respective material properties or assets, or (iii) any material Contract applicable to Parent or Sub or their respective properties or assets, other than, in the case of clauses (ii) and (iii), such conflicts, violations, defaults, terminations, cancellations, accelerations, losses, consents, approvals or waivers, would not, individually or in the aggregate, reasonably be expected to be material to Parent’s or Sub’s ability to perform their respective obligations under this Agreement or has a Parent Material Adverse Effect.

(c) No consent, approval, order, authorization, release or waiver of, or registration, notification, declaration or filing with, any Governmental Entity, is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger or the other Transactions, except for (i) the compliance with the applicable provisions of Delaware Law, (ii) the filing of the Certificate of Merger, as provided in Section 1.4, (iii) such filings as may be required under the HSR Act and any applicable foreign Antitrust Law and the expiration or early termination of applicable waiting periods under the HSR Act and any applicable foreign Antitrust Law, (iv) the filing of the Proxy Statement with the SEC and such reports and filings as may be required under the Exchange Act, (v) such other filings and notifications as may be required under federal, state or foreign securities laws or the rules and regulations of the NASDAQ Global Select Market and (vi) such other consents, approvals, orders, authorizations, releases, waivers, registrations, notifications, declarations or filings that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

3.3. No Prior Sub Operations. Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Merger and the other Transactions. Parent owns beneficially and of record all of the outstanding capital stock of Sub.

3.4. Stock Ownership. As of the Agreement Date, neither Parent nor Sub beneficially own any shares of Company Capital Stock. Neither Parent nor Sub, nor any of their “affiliates” or “associates,” has been an “interested stockholder” with respect to the Company at any time within the three-year period ending on the Agreement Date, as those terms are used in Section 203 of Delaware Law.

3.5. Information Supplied. The information supplied by Parent or Sub for inclusion in the Proxy Statement shall not, on each applicable filing date, on the date of mailing to the Company’s stockholders and at the time of the Company Stockholder Meeting, as applicable, (i) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholder Meeting that has become misleading. Notwithstanding anything to the contrary in the foregoing, neither Parent nor Sub makes any representation or warranty with respect to any information supplied by the Company that is contained in (or incorporated by reference in) the Proxy Statement.

3.6. Availability of Funds. Parent has on the Agreement Date and will have available to it upon the Effective Time, sufficient funds to consummate the Merger and the other Transactions, including payment in full of the amounts payable pursuant to Section 1.8(a) to the holders of Company Capital Stock and the holders of Company Options, Company RSUs and Company PSUs, respectively, and payment of all Convertible Notes that become payable.

3.7. Absence of Litigation. There is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served or overtly threatened against Parent or Sub, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. To the knowledge of Parent or Sub neither Parent nor Sub is subject to any continuing Order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Entity, or any Order, writ, judgment, injunction, decree, determination or award of any Governmental Entity, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

3.8. No Additional Representations.

(a) Parent acknowledges and agrees that except as expressly set forth in Article II, none of Company, the Subsidiaries or any of their respective Representatives has made any representation or warranty, express or implied, to Parent, Sub or any of their respective Representatives in connection with this Agreement, the Merger or any of the other transactions contemplated hereby.

(b) In connection with the due diligence investigation of the Company and the Subsidiaries by Parent and Sub and their respective Affiliates, stockholders, directors, officers, employees, agents, Representatives or advisors, Parent and Sub and their respective Affiliates, stockholders, directors, officers, employees, agents, Representatives and advisors have received and may continue to receive after the Agreement Date from the Company and the Subsidiaries and their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, Representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and the Subsidiaries and their businesses and operations. Parent and Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Sub will have no claim against the Company and the Subsidiaries, or any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, Representatives or advisors, or any other person with respect thereto unless any such information is expressly addressed or included in a representation or warranty contained in Article II. Accordingly, Parent and Sub hereby acknowledge and agree that neither the Company and the Subsidiaries nor any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, Representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly addressed or included in a representation or warranty contained in Article II.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1. Conduct of Business of the Company and the Subsidiaries. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (the “Pre-Closing Period”) (except (i) as required or otherwise expressly contemplated under this Agreement or as required by Applicable Legal Requirements (provided that the Company shall to the extent reasonably practicable and permitted by Applicable Legal Requirements, notify Parent in advance of any action proposed to be taken by the Company to comply with Applicable Legal Requirements that would otherwise not be permitted under the provisions of this Section 4.1), (ii) with the written consent of Parent or (iii) as set forth in Schedule 4.1 of the Company Disclosure Letter) the Company shall, and shall cause each Subsidiary to:

(a) conduct the Business in the ordinary course in substantially the same manner as heretofore conducted;

(b) use commercially reasonable efforts to pay all material Company Debt and material Taxes when due, subject to good faith disputes over such material Company Debts or material Taxes;

(c) promptly notify Parent of (i) the receipt of any notice from any Person alleging that the consent of such Person is or may be required in connection with any of the Transactions and (ii) any Legal Proceeding commenced, or, to the knowledge of the Company, threatened in writing, relating to or involving the Company or any of the Subsidiaries that relates to the consummation of the Transactions;

(d) use commercially reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having material business dealings with it;

(e) use commercially reasonable efforts to assure that each of its Material Contracts entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Merger or the other Transactions, and shall give reasonable advance notice to Parent prior to terminating any such Material Contract or allowing any such Material Contract or right thereunder to lapse or terminate by its terms; and

(f) use commercially reasonable efforts to maintain all of the Leased Real Property in accordance with the terms of the applicable lease in all material respects.

4.2. Restrictions on Conduct of Business of the Company and Subsidiaries. Without limiting the generality or effect of Section 4.1, during the Pre-Closing Period, the Company shall not, and shall cause each Subsidiary not to, do, cause or permit any of the following (except (i) as required or otherwise expressly contemplated under this Agreement or as required by Applicable Legal Requirements (provided that the Company shall to the extent reasonably practicable and permitted by Applicable Legal Requirements, notify Parent in advance of any action proposed to be taken by the Company to comply with Applicable Legal Requirements that would otherwise not be permitted under the provisions of this

Section 4.2), (ii) with the written consent of Parent or (iii) as set forth on a subsection of Schedule 4.2 of the Company Disclosure Letter that corresponds to the applicable subsection of this Section 4.2):

(a) Charter Documents. Amend its certificate of incorporation or bylaws, or comparable organizational or governing documents;

(b) Dividends; Changes in Capital Stock. Declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock (other than the payment of any dividend or distribution by any Subsidiary to the Company or another Subsidiary), change any rights with respect to its outstanding securities, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except, in any such case, (i) from any officer or other employee, or individual who is an independent contractor, consultant or director, of or to the Company or any Subsidiary (each such Person, a “Company Associate”) in accordance with agreements providing for the repurchase of shares in connection with any termination of service, (ii) repurchases of stock based awards (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the Agreement Date (in cancellation thereof) pursuant to the terms of any such award (in effect as of the Agreement Date) between the Company and a Company Associate or member of the Company Board only upon termination of such Person’s employment or engagement by the Company; or (iii) in connection with withholding or “net settling” on the vesting of any restricted stock units or performance based units to satisfy the exercise price and/or Tax obligations with respect to stock based awards or adopt any resolution, plan or arrangement for liquidation, dissolution or winding-up;

(c) Stock Option Plans, etc. (i) Accelerate, amend or change the period of exercisability or vesting of any Company Options, Company RSUs, Company PSUs or other rights granted under the Company Option Plans or the vesting of the securities purchased or purchasable under such Company Options, Company RSUs, Company PSUs or other rights or the vesting schedule issued under such stock plans or otherwise, (ii) amend or change any other terms of such Company Options, Company RSUs, Company PSUs or other rights (other than actions as may be necessary for the Company or Board to take during the Pre-Closing Period to give effect to the provisions of this Agreement with respect to the Company Options, Company RSUs and Company PSUs) or (iii) authorize cash payments in exchange for any Company Options, Company RSUs, Company PSUs or other rights granted under any of such plans or the securities purchased or purchasable under those Company Options, Company RSUs, Company PSUs or other rights issued under such plans or otherwise, in each case, other than in connection with termination of non-executive employees;

(d) Material Contracts. (i) Enter into any Contract that would constitute a Material Contract if entered into prior to the Agreement Date, other than (A) entering into Contracts for the sale or licensing of Company Products or maintenance or services with respect thereto, or renewing such existing agreements, in either case in the ordinary course of business consistent with past practice, (B) entering into Contracts for the purchase of supplies or materials for Company Products in the ordinary course of business consistent with past practice and (C) entering into non-exclusive Reseller Agreements terminable by the Company or any Subsidiary for convenience, (ii) materially violate, terminate (other than allowing expiration according to its scheduled term, including failure to renew) or waive any of the material terms of any Material Contracts or (iii) materially amend or otherwise modify any of its Material Contracts (or any other Contract that, after giving effect to such amendment or modification, would be a Material Contract if entered into prior to the Agreement Date, taking into account such amendment) that results primarily in material reduction of the expected business or economic benefits thereof;

(e) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance,

delivery or sale of, or purchase or propose the purchase of, any Company Voting Debt or any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities, other than, in any such case, (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options or pursuant to the settlement of Company RSUs or Company PSUs, in each case, outstanding on the Agreement Date, (ii) the grant of Company Stock Options or Company RSUs pursuant to the terms of any offer letter to a new employee hire outstanding on the Agreement Date, (iii)per calendar quarter, the grant of up to 25,000 Company RSUs; provided that with respect to subclause (iii), such grants may only be made to new employee hires permitted by the other provisions of this Section 4.2 on terms and conditions consistent with the Company’s normal practices; provided that such terms and conditions shall be subject to the other provisions of this Section 4.2, shall vest over three years (with one third of the total number of shares vesting on the first anniversary of the date of grant and the remainder vesting in equal quarterly installments thereafter) and shall in no event provide for acceleration of vesting, (iv) the repurchase of any shares of Company Capital Stock from employees of the Company or any Subsidiary in accordance with Contracts providing for the repurchase of shares in connection with any termination of service and (v) the issuance of shares of Company Common Stock pursuant to the conversion of the Convertible Notes;

(f) Employees; Consultants; Independent Contractors. (i) Hire any additional officers (other than for non-executive officer replacements) or other employees (except hiring of such non-officer employees in the ordinary course of business consistent with past practice to fill open positions listed on Schedule 4.2(f) of the Company Disclosure Letter or to fill vacancies of non-officer employees arising during the Pre-Closing Period), enter into any new engagements with any consultants or independent contractors (other than for replacement) or amend or extend the term of any employment or consulting agreement; provided that in no event shall any exceptions provided in this clause (i) (A) permit any hiring, engagement, amendment or extension with respect to any non-officer employee, consultant or independent contractor with (or after application of such action, providing for) an annual base salary (or in the case of independent contractors, with an annual base compensation) of $250,000 or more or (B) provide for severance, acceleration or post-termination benefits not imposed by Applicable Legal Requirements, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any management, supervisory or other key personnel of the Company or any Subsidiary (except for any changes that do not involve increases in the compensation and for any termination or changes in connection with performance of any such Person), (iii) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Legal Requirements) or (iv) subject to Section 5.10(f), incur any material Liability to its officers or directors (other than Liabilities to pay compensation and benefits in connection with services performed in the ordinary course of business consistent with past practice or pursuant to any Contract or arrangement as of the Agreement Date (or in case of any non-executive officer hired after the Agreement Date, any Contract or arrangement entered into with such non-executive officers));

(g) Loans and Investments. Other than (1) routine travel advances, sales commissions and draws and other business related expenses to employees and consultants of the Company or any Subsidiary in the ordinary course of business consistent with past practice and (2) payments or loans to any Subsidiary in order to fund operations in the ordinary course of business consistent with past practice, (i) make any loans or advances to, or any investments in or capital contributions to, any Person (including any officer, director or employee of the Company), (ii) forgive or discharge in whole or in part any outstanding loans or advances owed to the Company by any Person or (iii) amend or modify in any material respect any loan previously granted by the Company to any Person;

(h) Intellectual Property. (i) Transfer or license to any Person any material rights to any Company-Owned Intellectual Property, other than non-exclusive licenses granted in connection with the use, sale or distribution of Company Products granted pursuant to Standard Outbound IP License Agreement, or acquire or license from any Person any material Third-Party Intellectual Property other than pursuant to Standard Inbound IP Agreements, and in each case, other than in the ordinary course of business consistent with past practice or (ii) sell, dispose of, transfer or provide a copy of any material Company Source Code (other than Open Source Materials) to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company outside the United States) other than (A) providing access to Company Source Code to Authors in their capacity as Authors, or (B) the deposit of Company Source Code under a source code escrow agreement with an escrow agent entered into by the Company in the ordinary course of business consistent with past practice pursuant to the terms of a customer Contract, the terms of which source code escrow agreement being substantially similar to the source code escrow agreements entered into by the Company prior to the Agreement Date that have been made available by the Company to Parent;

(i) Restrictive Covenants. Enter into any Contract that would constitute a Material Contract (if entered into prior to the Agreement Date) pursuant to Section 2.18(a)(vi), or amend any Contract that would, after giving effect to such amendment, constitute a Material Contract (if so amended prior to the Agreement Date) pursuant to Section 2.18(a)(vi), other than “most favored nation” or similar preferred pricing commitments entered into in the ordinary course of business; provided that such commitments are only made with regard to the totality of similar Company Products and associated maintenance and support that are purchased in similar volumes by customers that are similarly situated as the counterparty to which the “most favored nation” or similar commitment is granted and includes reference to both (i) the price of the Company Products and associated maintenance and support and (ii) all terms and conditions relating to the purchase of the Company Products and associated maintenance and support;

(j) Dispositions and Encumbrances. Sell, lease, license or otherwise dispose of or Encumber (excluding Permitted Encumbrances) any of its properties or assets that are material, individually or in the aggregate, to the Business, other than (i) sales and non-exclusive licenses of Company Products in the ordinary course of business consistent with past practice or (ii) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the Business, or enter into any Contract with respect to the foregoing;

(k) Indebtedness. Incur any Liability that would be Company Debt, enter into any “keep well” or other Contract to maintain any financial statement condition, or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice, letters of credit or bonds in the ordinary course of business consistent with past practice of not more than $500,000 in the aggregate;

(l) Leases. Enter into any operating lease requiring payment in excess of $250,000 per annum or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(m) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements that are more than $5,000,000 in the aggregate in any calendar quarter (excluding capitalized internal software development expenditures in the ordinary course consistent with past practice);

(n) Insurance. Materially adversely change the amount or terms of any insurance coverage (subject to policy changes made by carriers);

(o) Employee Benefit Plans; Pay Increases. (i) Adopt or amend in any material respect any employee or compensation benefit plan, including any stock purchase, stock issuance or stock option plan, or amend in any material respect any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA or Applicable Legal Requirements or as necessary to maintain the qualified status of such plan under the Code, (ii) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and Internal Revenue Service Notice 2005-1 except to the extent necessary to meet the requirements of such Section or Notice, (iii) pay any special bonus or special remuneration to any employee or non-employee director or consultant or increase the salaries, wage rates or fees of its employees or consultants (other than pursuant to preexisting plans, policies or Contracts that have been made available to Parent) or (iv) add any new members to the Company Board or to the board of directors or similar governing body of any Subsidiary (other than to replace a member of the Company Board or the board of directors or similar governing body of such Subsidiary who resigns or is otherwise removed from such position following the Agreement Date and prior to the Closing), except that, in any such case, the Company or the applicable Subsidiary: (A) may change the title of its employees, provided such changes in title do not involve increases in the applicable employee’s compensation; (B) may amend any Company Employee Plan to the extent required by Applicable Legal Requirements and (C) may make annual or quarterly bonus or commission payments under any existing 2017 bonus or commission plan, subject to the provisions of Section 5.10(f);

(p) Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay (other than accrued but unpaid salary), or the acceleration of vesting or other benefits, such a termination of employment, to any Person, other than (i) payments or acceleration made pursuant to preexisting plans, policies or Contracts that have been made available to Parent and (ii) in connection with any replacement of any non-executive officer to the extent any such benefit granted to the replacing non-executive officer is no more favorable in the aggregate than that of the officer being replaced;

(q) Legal Proceedings; Settlements. (i) Commence a Legal Proceeding, other than, in any such case, (A) for routine matters in the ordinary course of business consistent with past practice, (B) where the Company in good faith determines that failure to commence such Legal Proceeding would result in the material impairment of a valuable aspect of the Business (provided that the Company consults with Parent prior to the filing of such a suit) or (C) in connection with a breach of this Agreement or (ii) settle, offer to settle or agree to settle any pending or threatened Legal Proceeding or other dispute, including any such Legal Proceeding between a third party and any customers of the Company for which the Company is providing a defense or indemnity, in any such case, other than any Legal Proceeding relating to a breach of this Agreement or pursuant to a settlement that does not relate to any of the Transactions and (1) that results solely in a monetary obligation involving only the payment of monies by the Company and the Subsidiaries of not more than $1,000,000 in the aggregate, (2) that results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, the Company or any of the Subsidiaries and the payment of monies by the Company and its Subsidiaries that together with any settlement made under clause (1) are not more than $1,000,000 in the aggregate (not funded by an indemnity obligation or through insurance policies) or (3) that results solely in the receipt of payment by the Company or any of the Subsidiaries; provided that in any such case such settlement would not impose any restrictive obligation that would have a material impact on the Business of the Company and the Subsidiaries, taken as a whole;

(r) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets, in each case, that are material, individually or in the aggregate, to the Business (other than as permitted in clause (m) or acquisition or investment in securities in a publicly traded company held for investment by the Company or the Subsidiaries and consisting of less than 1% of the outstanding capital stock of such entity), or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(s) Taxes. (i) Make or change any material election in respect of Taxes, (ii) adopt or change any accounting method in respect of Taxes, (iii) file any material Tax Return relating to the Company or any of the Subsidiaries that has been prepared in a manner that is materially inconsistent with the past practices of the Company or such Subsidiary, as applicable, or any amendment to any material Tax Return (provided that Parent will not unreasonably withhold, condition or delay its consent to such a filing), (iv) enter into any Tax sharing or similar agreement (other than Ordinary Commercial Agreements) or closing agreement, (v) settle any claim or assessment in respect of Taxes, (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes (other than (1) pursuant to extensions of time to file a Tax Return obtained in the ordinary course of business or (2) pursuant to an extension granted in the ordinary course of business in connection with an audit of Taxes to prevent the assessment or collection of a Tax) or (vi) enter into intercompany transactions outside the ordinary course of business giving rise to deferred gain or loss;

(t) Accounting. Materially change accounting methods, except as required by changes in GAAP (which requirement is confirmed by its independent auditors) and after notice to Parent;

(u) Company SEC Reports. Fail to timely file any Company SEC Reports in substantially the form required to be filed under Applicable Legal Requirements between the Agreement Date and the Closing;

(v) Real Property. Enter into any Contract for (i) the purchase or sale of any real property or (ii) the lease of any real property involving an aggregate amount in excess of $500,000 per annum for any such lease;

(w) Warranties; Discounts. Materially change the policy in which it extends warranties, discounts or credits to customers generally; provided that nothing in this clause shall limit the ability of the Company or the Subsidiaries to deviate from such practices in connection with negotiations undertaken in the ordinary course of business consistent with past practice;

(x) Interested Party Transactions. Enter into any Contract that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K;

(y) Cash Management Transactions. Enter into or materially modify any currency exchange, interest rate, commodities or other hedging or derivative transactions or arrangements, or other investment or cash management transactions or arrangements other than in the ordinary course of business consistent with past practice;

(z) Joint Development Contracts. Enter into or materially modify any Contract for the joint development with any other Person of any material product, system, software, content, technology or Intellectual Property by or for the Company or any of the Subsidiaries;

(aa) Industry Standards Groups. Enter into any Contract relating to the membership of, or participation by, the Company or any of the Subsidiaries in, or the affiliation of the Company or any of the Subsidiaries with, any industry standards group or association in which the Company or any of the Subsidiaries contributes and/or shares in pooled patent rights;

(bb) Marketing Agreements. Enter into any joint marketing or marketing support Contract involving an amount in excess of $1,000,000 per annum; or

(cc) Other. Agree in writing or otherwise to take, any of the actions described in the clauses above in this Section 4.2.

Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its subsidiaries’ respective operations.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1. Proxy Statement.

(a) As promptly as reasonably practicable (but in any event within 15 Business Days) following the Agreement Date, the Company shall prepare, and file with the SEC, the preliminary Proxy Statement. As promptly as reasonably practicable following the later of (i) receipt and resolution of SEC comments with respect to the Proxy Statement and (ii) the expiration of the 10-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act, the Company shall file the definitive Proxy Statement and cause the definitive Proxy Statement to be mailed to the Company’s stockholders. The Company will cause all documents that it is responsible for filing with the SEC or other regulatory authorities in connection with the Merger to (A) comply as to form with all applicable SEC requirements and (B) otherwise comply in all material respects with all Applicable Legal Requirements; provided that any failure to comply with the foregoing with respect to the preliminary Proxy Statement that is corrected in the definitive Proxy Statement shall not be deemed to be a breach of this covenant. Except with respect to any Acquisition Proposal or as otherwise expressly provided in Section 5.3(d)-(e), prior to filing the preliminary proxy materials, definitive proxy materials or any other filing with the SEC or any other Governmental Entity in connection with the Transactions, the Company shall provide Parent with the reasonable opportunity to review and comment on each such filing in advance and the Company shall consider in good faith the incorporation of any changes reasonably proposed by Parent.

(b) The Company will notify Parent promptly of the receipt of any comments (written or oral) from the SEC or its staff (or of notice of the SEC’s intent to review the Proxy Statement) and of any request by the SEC or its staff or any other official of any Governmental Entity for amendments or supplements to the Proxy Statement or any other filing or for additional/supplemental information, and will supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC, or its staff or any other official of any Governmental Entity, on the other hand, with respect to the Proxy Statement or such other filing. Except with respect to any Acquisition Proposal or as otherwise expressly provided in Section 5.3(d)-(f), the Company shall (i) consult with Parent prior to responding to any comments or inquiries by the SEC or any other Governmental Entity with respect to any filings related to the Merger, (ii) provide Parent with reasonable opportunity to review and comment on any such written response in advance and consider in good faith the incorporation of any changes reasonably proposed by Parent and (iii) promptly inform Parent whenever any event occurs that requires the filing of an amendment or supplement to the Proxy Statement or any other filing and the Company shall provide Parent with a reasonable opportunity to review and comment on any such amendment or supplement in advance, and consider in good faith the incorporation of any changes reasonably proposed by Parent, and shall cooperate in filing with the SEC or its staff or any other official of any Governmental Entity, and/or mailing to the Company’s stockholders, such amendment or supplement. Parent shall promptly inform the Company whenever Parent discovers any event relating to Parent or any of its Affiliates, officers or directors that is required to be set forth in an amendment or supplement to the Proxy Statement.

5.2. Company Stockholder Meeting; Board Recommendation.

(a) Company Stockholder Meeting. The Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of the Company’s stockholders (including any adjournment or postponement thereof, the “Company Stockholder Meeting”) to be held as promptly as reasonably practicable following the Agreement Date for the sole purpose of (i) obtaining the Company Stockholder Approval (including any adjournment of such meeting for the purpose of soliciting additional proxies in favor of the adoption of this Agreement), (ii) obtaining advisory approval of the compensation that the Company’s named executive officers may receive in connection with the Merger and (iii) such other matter as may be agreed by Parent. Except as communicated in a Change of Recommendation made in compliance with Section 5.3, the Company will use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and will take all other reasonable action necessary or advisable to obtain such proxies and the Company Stockholder Approval and to secure the vote or consent of its stockholders required by and in compliance with all Applicable Legal Requirements and its certificate of incorporation and bylaws. The Company (i) shall consult with Parent regarding the record date and the date of the Company Stockholder Meeting and (ii) shall not adjourn or postpone the Company Stockholder Meeting without the prior written consent of Parent; provided that the Company may adjourn or postpone the Company Stockholder Meeting (A) to the extent necessary to ensure that any supplement or amendment to the Proxy Statement that the Company reasonably determines (following consultation with Parent, except with respect to any Acquisition Proposal or as otherwise provided in Sections 5.3(d)-(f)) is necessary to comply with Applicable Legal Requirements, is provided to the Company’s stockholders in advance of a vote on the adoption of this Agreement, (B) if, as of the time that the Company Stockholder Meeting is originally scheduled, there are insufficient shares of Company Common Stock represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting, (C) if, as of the time that the Company Stockholder Meeting is originally scheduled, adjournment or postponement of the Company Stockholder Meeting is necessary to enable the Company to solicit additional proxies required to obtain the Company Stockholder Approval or (D) as necessary to provide for the expiration of any time period required in Sections 5.3(d)-(e).

(b) Board Recommendation. Subject to Sections 5.3(d)-(f), (i) the Company Board shall unanimously recommend that the Company’s stockholders vote in favor of the adoption of this Agreement (the “Company Board Recommendation”) at the Company Stockholder Meeting, (ii) the Proxy Statement shall include a statement to the effect that the Company Board has unanimously recommended that the Company’s stockholders vote in favor of the adoption of this Agreement at the Company Stockholder Meeting and (iii) neither the Company Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify in a manner adverse to Parent or Sub, the Company Board Recommendation.

(c) Continuing Obligation. Subject to Section 5.2(a)(ii)(D), until the termination of this Agreement in accordance with its terms, if at all, the Company’s obligation to call, give notice or convene and hold the Company Stockholder Meeting in accordance with this Section 5.2 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or Superior Proposal or by any Change of Recommendation.

5.3. No Solicitation; Acquisition Proposals.

(a) No Solicitation Generally. Subject to Section 5.3(c), Section 5.3(d) and Section 5.3(f), from and after the Agreement Date until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, none of the Company Board, the Company and the Subsidiaries will, nor will they authorize or permit any of their respective Representatives (collectively, the “Company

Representatives”) to, directly or indirectly, (i) solicit, initiate or knowingly encourage, facilitate or induce the making, submission or public announcement of any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except to provide written notice as to the existence of these provisions and to clarify the terms and conditions of any Acquisition Proposal) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or knowingly take any other action regarding, any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any agreement in principle, letter of intent, term sheet or any other agreement, understanding or contract (whether binding or not) contemplating or otherwise relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement), (v) submit any Acquisition Proposal to the vote of any securityholders of the Company or any Subsidiary, (vi) approve any transaction, or any third party becoming an “interested stockholder,” under Section 203 of Delaware Law or (vii) resolve, propose or agree to do any of the foregoing. The Company shall, and shall cause the Subsidiaries and the Company Representatives to, immediately cease any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and shall direct any Person (and such Person’s Representatives) with which the Company has engaged in any such activities within the 12-month period preceding the Agreement Date to promptly return or destroy all confidential information previously provided to such Person (and such Person’s Representatives) in accordance with the applicable confidentiality agreement. The Company shall not, and shall cause the Subsidiaries not to, waive any rights under “standstill” or similar covenants in confidentiality or non-disclosure agreements entered into in connection with or applicable to any Acquisition Proposal to which the Company or any Subsidiary is a party. If any Company Representative takes any action that the Company is obligated pursuant to this Section 5.3 not to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.3.

“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or indication of interest (other than this Agreement, the Merger or any other offer, proposal or indication of interest by Parent), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or indication of interest, relating to, or involving: (A) any acquisition or purchase by any Person or Group, directly or indirectly, of more than 20% of the outstanding voting securities of the Company or any securities of any Subsidiary or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 20% or more of the outstanding voting securities of the Company, (B) any merger, consolidation, business combination or similar transaction involving the Company or any Subsidiary pursuant to which the stockholders of the Company immediately preceding such transaction hold securities representing less than 80% of the outstanding voting power of the surviving or resulting entity of such transaction (or parent entity of such surviving or resulting entity), (C) any sale, acquisition, disposition, mortgage, pledge or other transfer of more than 20% of the assets of the Company and the Subsidiaries other than in the ordinary course of business consistent with past practice, or (D) any liquidation or dissolution of the Company, or any extraordinary dividend, whether of cash or other property, in each case of clauses (A)-(D) in any single transaction or series of related transactions.

(b) Notice. The Company shall advise Parent orally and in writing as promptly as practicable (but in no event more than one Business Day) after receipt by the Company and/or any Subsidiary (and/or to the knowledge of the Company, by any Company Representative (excluding, for this purpose, employees who are not directors or officers)) of (i) any Acquisition Proposal, (ii) any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or (iii) any request for non-public information (including access to any of the properties, books or records of the Company or any Subsidiary) that could reasonably be expected to lead to an Acquisition Proposal. Such notice shall describe the material terms and conditions of such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request and the identity of the Person or Group submitting any such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request. The Company shall keep Parent reasonably informed as promptly as practicable (but in no event more than one Business Day after receipt) of the status and material details of, and any material amendments or modifications or proposed material amendments or modifications to, any such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request and any material correspondence or communications related thereto, and shall provide to Parent as promptly as practicable (but in no event more than one Business Day after receipt) a true, correct and complete copy of all written materials provided to the Company, a Subsidiary or a Company Representative in connection with any such Acquisition Proposal, inquiry, indication of interest, proposal, offer, notice or request (including any material amendments or modifications or proposed material amendments or modifications). The Company shall notify Parent about any meeting of the Company Board at which the Company Board discusses any Acquisition Proposal promptly following such meeting.

(c) Superior Proposals. In the event that any Person or Group submits to the Company (and does not withdraw) an unsolicited, written, bona fide Acquisition Proposal that the Company Board concludes in good faith (after consultation with its outside legal counsel and a financial advisor of national standing) is, or could reasonably be expected to lead to, a Superior Proposal, then, notwithstanding anything to the contrary in Section 5.3(a), the Company may, so long as the Company Stockholder Approval has not yet been obtained, (i) enter into discussions with such Person or Group regarding such Acquisition Proposal and (ii) deliver or make available to such Person non-public information regarding the Company and the Subsidiaries; provided that, in each such case, the Company, the Subsidiaries and the Company Representatives shall have complied with each of the following: (A) none of the Company, the Subsidiaries and the Company Representatives shall have violated any of the provisions of this Section 5.3 in any material respect, (B) the Company Board first shall have concluded in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary obligations to the Company’s stockholders under Applicable Legal Requirements, (C) prior to making available to any such Person any material non-public information, the Company first shall have received from such Person an executed Acceptable Confidentiality Agreement (a copy of which executed Acceptable Confidentiality Agreement shall be provided to Parent, for informational purposes only, within one Business Day of its execution), (D) prior to engaging in any discussions, providing to Parent written notice of its intent to engage in such discussions and (E) prior to or contemporaneously with delivering or making available any such non-public information to such Person, the Company shall have delivered or made available such non-public information to Parent (to the extent such non-public information has not previously been delivered or made available by the Company to Parent).

“Superior Proposal” means, with respect to the Company, an unsolicited, bona fide written offer submitted after the Agreement Date by a Person or Group to acquire, directly or indirectly, (i) pursuant to a tender offer, exchange offer, merger, consolidation or other business combination (including by means of a tender offer followed by a back-end merger) beneficial ownership of 50% or more of the outstanding voting securities of the Company or (ii) 50% or more of the assets of the Company, in each case, for consideration consisting exclusively of cash, contingent value rights and/or publicly-traded equity securities that the Company Board has concluded in its good faith judgment (following consultation with its outside legal counsel and a financial advisor of national standing), taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the offer, including conditions to consummation and the Person making the offer, in each case deemed relevant by the Company Board (x) would be, if consummated, more favorable, from a financial point of view, to the Company’s stockholders (in their capacities as stockholders) than the terms of this Agreement and (y) is reasonably likely to be consummated on the terms proposed.

(d) Change of Recommendation or Termination for Superior Proposal. Nothing in this Agreement shall prevent the Company Board from withholding, withdrawing, qualifying, amending (in a manner adverse to Parent) or modifying (in a manner adverse to Parent) the Company Board Recommendation (a “Change of Recommendation”) in connection with a Superior Proposal or the Company from terminating this Agreement pursuant to Section 7.1(h) to enter into a definitive agreement to accept a Superior Proposal if:

(i) the Company Stockholder Approval has not yet been obtained;

(ii) the Company has complied in all material respects with the provisions of Section 5.2 and this Section 5.3;

(iii) such Superior Proposal has been submitted to the Company, has not been withdrawn and continues to be a Superior Proposal;

(iv) the Company has provided to Parent at least four Business Days’ prior written notice (a “Notice of Superior Proposal”) that stated expressly (A) that the Company has received such Superior Proposal, (B) the material terms and conditions of such Superior Proposal and the identity of the Person or Group submitting such Superior Proposal and (C) that the Company Board intends to effect a Change of Recommendation and terminate this Agreement and has provided Parent with an unredacted copy of such Superior Proposal, together with unredacted copies of all proposed transaction agreements and any financing commitments relating thereto (collectively, the “Superior Proposal Materials”), concurrently with the delivery of such Notice of Superior Proposal;

(v) the Company has, during the four-Business Day period referred to in Section 5.3(d)(iv), if requested by Parent, made the Company Representatives available to discuss and negotiate in good faith with Parent’s Representatives any modifications to the terms and conditions of this Agreement that Parent desires to propose such that such Superior Proposal would cease to constitute a Superior Proposal;

(vi) Parent has not, within four Business Days of Parent’s receipt of such Notice of Superior Proposal, made a written, binding and irrevocable (through the expiration of such four-Business Day period) offer that the Company Board has concluded in good faith (following consultation with its outside legal counsel and a financial advisor of national standing) to be at least as favorable to the Company’s stockholders as such Superior Proposal (it being agreed that (A) the Company Board shall convene a meeting to consider any such offer by Parent promptly following the receipt thereof, (B) the Company Board will not effect a Change of Recommendation and the Company will not terminate this Agreement pursuant to Section 7.1(h) for four Business Days after receipt by Parent of such Notice of Superior Proposal and such Superior Proposal Materials and (C) any change to the financial or other material terms of such Superior Proposal shall require a new Notice of Superior Proposal to Parent and a new two-Business Day period and discussion process under this Section 5.3(d) (and all references to four-Business Day periods in this Section 5.3(d) shall be deemed two-Business Day periods for purposes of this Section 5.3(d)(vi)(C)); provided that such new Notice of Superior Proposal shall in no event shorten the original four-Business Day period); and

(vii) the Company Board has concluded in good faith (following consultation with its outside legal counsel) that, in light of such Superior Proposal and any modifications proposed by Parent pursuant to Section 5.3(d)(vi), the failure to effect a Change of Recommendation and terminate this Agreement pursuant to Section 7.1(h) would be inconsistent with its fiduciary obligations to the Company’s stockholders under Applicable Legal Requirements.

(e) Change of Recommendation for Intervening Event. Nothing in this Agreement shall prevent the Company Board from making a Change of Recommendation for a reason unrelated to an Acquisition Proposal (it being understood and agreed that any Change of Recommendation proposed to be made in response to an Acquisition Proposal may only be made pursuant to and in accordance with the terms of Section 5.3(d)) if:

(i) the Company Stockholder Approval has not yet been obtained;

(ii) the Company has complied in all material respects with the provisions of Section 5.2 and this Section 5.3;

(iii) the Company Board has concluded in good faith (after consultation with its outside legal counsel) that, in light of material facts, events and/or circumstances that as of the Agreement Date were unknown by the Company and which were not reasonably foreseeable as of the Agreement Date (an “Intervening Event”) and taking into account the results of any discussions with Parent as contemplated by subsection (iv) and any offer from Parent contemplated by subsection (v), the failure to make a Change of Recommendation would be inconsistent with its fiduciary obligations to the Company’s stockholders under Applicable Legal Requirements; provided that in no event shall any of the following, in and of itself, constitute or be deemed an Intervening Event: (A) any determination by the Company Board that the Per Share Cash Amount payable in the Merger is not sufficient, (B) the Company exceeding any earnings projections or predictions made by the Company (whether or not publicly announced) or securities or financial analysts and any resulting analyst upgrades of the Company’s securities or any change in the trading price of the Company Common Stock, (C) any facts, events or circumstances resulting from any breach of this Agreement by the Company or (D) the receipt, existence or terms of any Acquisition Proposal or any matter relating thereto or the consequences thereof;

(iv) the Company has provided to Parent at least four Business Days’ prior written notice that the Company Board intends to make a Change of Recommendation (“Notice of Intervening Event”) and if requested by Parent, the Company shall have made the Company Representatives available during the four-Business Day period to discuss with Parent’s Representatives (A) the facts, events and circumstances underlying such proposed Change of Recommendation and the Company Board’s reason for proposing to make such Change of Recommendation and (B) any modifications to the terms and conditions of this Agreement that Parent desires to propose that that would obviate the need for the Company Board to make such Change of Recommendation; and

(v) Parent shall not have, within the aforementioned four-Business Day period, made a written, binding and irrevocable (through the expiration of such four Business Day period) offer that the Company Board concludes in good faith (after consultation with its outside legal counsel and a financial advisor of national standing) would obviate the need for the Company Board to make such Change of Recommendation (it being agreed that (A) the Company Board shall convene a meeting to consider any such offer by Parent promptly following the receipt thereof, (B) the Company Board will not make a Change of Recommendation for four Business Days after receipt by Parent of the Notice of Intervening Event and (C) any material change in the facts, events or circumstances related to the Intervening Event shall require a new Notice of Intervening Event to Parent and a new two-Business Day period and discussion process under subsection (iv) (and all references to four-Business Day periods in this Section 5.3(e) shall be deemed two-Business Day periods for purposes of this Section 5.3(e)(v)(C)); provided that such new Notice of Intervening Event shall in no event shorten the original four-Business Day period).

(f) Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders that the Company Board has concluded in good faith (following consultation with its outside legal counsel) that failure to make such disclosure would be inconsistent with its fiduciary obligations to the Company’s stockholders under Applicable Legal Requirements (a “Required Fiduciary Disclosure”); provided that (A) any “stop, look, and listen” communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, and any substantially similar communication that solely constitutes a recitation of the fact that an Acquisition Proposal has been received and a factual description of the terms and background thereof, and that no position has been taken by the Company Board as to the advisability or desirability of such Acquisition Proposal, shall not be deemed to be a Change of Recommendation, (B) such Required Fiduciary Disclosure shall not be deemed to be a Change of Recommendation if it relates to an Acquisition Proposal and the text of such Required Fiduciary Disclosure includes a public statement that the Company Board is expressly reaffirming the Company Board Recommendation and (C) the Company Board shall not recommend that the Company’s stockholders tender shares of Company Capital Stock in connection with any tender or exchange offer or otherwise effect a Change of Recommendation unless specifically permitted by, and in accordance with, Section 5.3.

5.4. Access to Information.

(a) During the Pre-Closing Period, (i) the Company shall afford Parent and its Representatives reasonable access during business hours to (A) all of the properties, books, Contracts and records of the Company and each Subsidiary and (B) all other information concerning the Business, results of operations, product development efforts, properties (tangible and intangible, including Intellectual Property) and personnel of the Company or any Subsidiary as Parent may reasonably request and (ii) the Company shall maintain the virtual data room established in connection with this Agreement and provide Parent and its Representatives access thereto; provided that with respect to clause (i), any such access shall be conducted at a reasonable time, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company. Nothing herein shall require the Company to disclose any information to Parent if such disclosure would (i) jeopardize any attorney-client or other legal privilege (so long as the Company has reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto) or (ii) contravene any applicable Legal Requirement or fiduciary duty; provided that information shall be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent, to the extent the Company determines doing so may be reasonably required for the purpose of complying with applicable Antitrust Laws. With respect to the information disclosed pursuant to this Section 5.4, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement.

(b) No information or knowledge obtained in any investigation pursuant to this Section 5.4 shall affect or be deemed to modify any representation, warranty, covenant, agreement or condition contained herein.

5.5. Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, dated as of May 2, 2017 (as may be amended from time to time in accordance with its terms, the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.

(b) Parent and the Company have agreed to the text of the initial press release announcing the execution of this Agreement and the Transactions. Except with respect to any Acquisition Proposal or Change of Recommendation and as provided in Section 5.3 or in connection with any dispute under this Agreement, the Company shall consult with Parent before issuing or making, and shall provide and shall not issue any press release or make any public statement relating to this Agreement or the Transactions without the prior written consent of Parent; provided that the Company may, without obtaining such prior consent, issue such press release or make such public statement to the extent that the Company determines in good faith (following consultation with its outside legal counsel) that such press release or public statement is required by Applicable Legal Requirements to be issued or made; provided, further, that the Company has used all reasonable efforts to consult and discuss in good faith with Parent the form and content thereof prior to its release and has considered in good faith any reasonable changes that are suggested by Parent prior to releasing or making such press release or public statement. Notwithstanding anything to the contrary in the foregoing, each party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Reports, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party). The Company shall use commercially reasonable efforts to cause the Company Representatives to comply with this Section 5.5. Parent shall consult in good faith with the Company on its general communications strategy for customers, suppliers and employees regarding the Merger.

5.6. Regulatory Approvals.

(a) Each of Parent and the Company shall promptly after the execution of this Agreement apply for or otherwise seek, and use its respective reasonable best efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger and the other Transactions. Without limiting the generality or effect of the foregoing, each of Parent and the Company shall, as soon as practicable, make any initial filings required under the HSR Act and any other additional filings (“Merger Notification Filings”) required by the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the Applicable Foreign Antitrust Approvals that are identified on Schedule 5.6(a) of the Company Disclosure Letter and, to the extent mutually determined by the parties hereto to be required, necessary or advisable, initial filings under any other Applicable Legal Requirements that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”) (in the case of filings under the HSR Act, within 15 Business Days after the Agreement Date unless otherwise mutually agreed by Parent and the Company (provided that the filing party has received from the other party all information regarding such other party as is reasonably necessary to make such filing) and, with respect to any other Merger Notification Filings, within time periods mutually agreed by Parent and the Company). The parties hereto shall promptly supply one another with any information that may be required in order to make such filings or obtain such consents and approvals. Each party hereto shall (i) consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any foreign or other Antitrust Law, (ii) coordinate with one another in preparing and exchanging such materials and (iii) promptly provide one another (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party to any Governmental Entity in connection with this Agreement; provided that with respect to any such analyses, appearances, presentations, memoranda, briefs, arguments, opinions or proposals or such filings, presentations or submissions, each of Parent and the Company need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any Applicable Legal Requirement requires such party or its subsidiaries to restrict or prohibit access to any such information. In addition, any party may, as it deems advisable and necessary, reasonably designate any confidential and competitively sensitive material provided to the other parties under this Section 5.6 as “Outside Counsel Only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials.

(b) Each party hereto will notify the other promptly upon the receipt of (i) any comments from any officials of any Governmental Entity in connection with any Merger Notification Filings made pursuant hereto, (ii) any request by any officials of any Governmental Entity for amendments or supplements to any Merger Notification Filings made pursuant to, or information provided to comply in all material respects with, any Applicable Legal Requirements and (iii) any proposal by a Governmental Entity regarding a settlement of any investigation. Each party hereto will respond promptly to and comply with any request for information relating to this Agreement or the Merger Notification Filings from any Governmental Entity charged with enforcing, applying, administering or investigating any Antitrust Laws. Whenever any event occurs that is required to be set forth in an amendment or supplement to any Merger Notification Filing made pursuant to Section 5.6(a), each party hereto will promptly inform the other parties of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(c) Each of Parent and the Company shall use its respective reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions under any applicable Antitrust Laws. Parent and the Company shall take any and all of the following actions to the extent necessary to cause the expiration of the notice periods under the HSR Act or other applicable Antitrust Laws with respect to the Transactions and to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any Applicable Legal Requirements regarding the Transactions: (i) entering into negotiations, (ii) providing information required by Applicable Legal Requirements and (iii) substantially complying with any “second request” for information pursuant to applicable Antitrust Laws.

(d) Notwithstanding anything to the contrary herein, if any Legal Proceeding is instituted (or threatened to be instituted) challenging the Merger or the other Transactions as violative of any Antitrust Law, it is expressly understood and agreed that (i) Parent shall not have any obligation to litigate or contest any such Legal Proceeding or Order resulting therefrom and (ii) Parent shall be under no obligation to make proposals, execute or carry out agreements or submit to Orders providing for (A) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or the Company or any of their respective Affiliates, (B) the imposition of any limitation or restriction on the ability of Parent or any of its Affiliates to freely conduct their business or, following the Closing, the Business or own such assets or (C) the holding separate of the shares of Company Capital Stock or any limitation or regulation on the ability of Parent or any of its Affiliates to exercise full rights of ownership of the shares of Company Capital Stock (any of the foregoing, an “Antitrust Restraint”).

(e) Nothing in this Section 5.6 shall limit a party’s right to terminate the Agreement pursuant to Section 7.1(b) so long as such party has until such date complied in all material respects with its obligations under this Section 5.6.

5.7. Reasonable Best Efforts. Subject to the limitations set forth in Section 5.6(d), each of the parties hereto agrees to use its respective reasonable best efforts, and to cooperate with each other party hereto to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including (i) taking all reasonable actions necessary to satisfy the respective conditions set forth in Article VI and (ii) executing and delivering such other instruments and doing and performing such other acts and things as may be reasonably necessary, appropriate or desirable to effect completely the consummation of the Merger and the other Transactions.

5.8. Third-Party Consents; Consultations.

(a) The Company shall use its commercially reasonable efforts (not to require a concession or expenditure other than immaterial processing or consent fees) to obtain, prior to the Closing, all consents, waivers and approvals of or under Contracts of the Company or a Subsidiary reasonably requested by Parent. For the avoidance of doubt, the failure to obtain any such consent, waiver or approval shall not constitute a breach of covenant or agreement for all purposes of this Agreement, including Section 6.3(b).

(b) As soon as reasonably practicable after the Agreement Date, the Company will initiate a process of informing and consulting appropriate representatives of its non-U.S. employees or the non-U.S. employees themselves, to the extent required under Applicable Legal Requirements, regarding a prospective transfer of employment to Parent or any of its Affiliates with effect following the Closing. Subject to Section 5.4 and Applicable Legal Requirements, the Company shall allow Parent or its relevant Affiliate to participate in such information and consultation process.

5.9. Notice of Certain Matters.

(a) The Company shall use its commercially reasonable efforts to notify Parent in writing promptly after obtaining knowledge of: (i) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger, (ii) any written notice or other written communication from any Governmental Entity or any official or employee of any Governmental Entity in connection with the Merger, (iii) any Legal Proceeding by or before any Governmental Entity being initiated by or against it or any Subsidiary, or known by the Company or any Subsidiary to be threatened against the Company or any Subsidiary or any of their respective directors, officers, employees or stockholders in their capacity as such, that, had it occurred prior to the Agreement Date, would have constituted an exception to the representation set forth in the first sentence of Section 2.6, or (iv) any event that occurs after the Agreement Date, that, had it occurred prior to the Agreement Date, would have constituted an exception to the representations set forth in the first sentence of Section 2.12(c).

(b) Parent shall use its commercially reasonable efforts to notify the Company in writing promptly after obtaining knowledge of: (i) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger, (ii) any written notice or other written communication from any Governmental Entity or any official or employee of any Governmental Entity in connection with the Merger, (iii) any Legal Proceeding by or before any Governmental Entity being initiated by or against it, or known by Parent to be threatened against Parent or any of its respective directors, officers, employees or stockholders in their capacity as such, or of any written correspondence from any Person asserting or threatening a claim against Parent that relates to this Agreement or the Merger, in each of clauses (i) through (iii) that would reasonably be expected to prevent or materially delay Parent’s ability to consummate the transactions contemplated by this Agreement.

(c) Each party will notify the other party in writing promptly after learning of any change, occurrence or event that is reasonably likely to cause any of such other party’s conditions to closing set forth in Article VI not to be satisfied.

(d) No notification given pursuant to this Section 5.9 shall affect the representations, warranties, covenants or other agreements herein or affect the satisfaction or non-satisfaction of any conditions to the obligations of the parties hereto under this Agreement or otherwise limit or affect the remedies available hereunder to Parent or the Company.

5.10. Employees and Contractors.

(a) As soon as reasonably practicable after the Effective Time, Parent shall ensure that the Continuing Employees shall receive retirement, health and welfare benefits that in the aggregate for each such employee are no less favorable than those provided to a similarly situated employee of Parent or its Affiliates who is not a Continuing Employee taking into account the employee’s geographic location.

(b) Except to the extent necessary to avoid the duplication of benefits, Parent shall, and shall cause the Surviving Corporation and its other Affiliates to, recognize the service of each Continuing Employee with the Company or its Affiliates before the Effective Time (to the same extent recognized by the Company or its Affiliates immediately prior to the Effective Time) as if such service had been performed with Parent or its Affiliates for all purposes under the vacation, paid time off and severance plans maintained by Parent or its Affiliates after the Effective Time and for purposes of eligibility, vesting, level of benefit and benefit accrual (but not for purposes of benefit accrual under a defined benefit pension plan) under all other employee benefit plans or arrangements maintained by Parent or its Affiliates that such employees may be eligible to participate in after the Effective Time.

(c) With respect to any welfare plan maintained by Parent or its Affiliates in which Continuing Employees are eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its other Affiliates to, to the extent permitted by the relevant welfare plan and consistent with such plans’ application to similarly situated employees of Parent or its Affiliates who are not Continuing Employees, waive all limitations as to waiting periods, actively-at-work requirements, evidence or insurability requirements, preexisting condition limitations and other exclusions with respect to participation and coverage requirements applicable to such employees (and their spouses, domestic partners and dependents) to the extent such conditions and exclusions were satisfied or did not apply under the welfare plans maintained by the Company or its Affiliates prior to the Effective Time.

(d) This Section 5.10 shall be binding upon and inure solely to the benefit of each party hereto (meaning, for the avoidance of doubt, Parent, Sub and the Company), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Section 5.10. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Company or any Subsidiary of the Company or any of their respective Affiliates, (ii) alter or limit the ability of Parent or any of its subsidiaries (including, after the Effective Time, the Surviving Corporation or any Subsidiary of the Surviving Corporation) to amend, modify or terminate any of the Company Employee Plans or any other benefit or employment plan, program, agreement or arrangement after the Effective Time or (iii)

confer upon any current or former employee or other service provider of the Company or the Subsidiaries, any right to employment or continued employment or continued service with Parent or any of its subsidiaries (including, following the Effective Time, the Surviving Corporation or any Subsidiary of the Surviving Corporation), or constitute or create an employment or agreement with, or modify the at-will status of any, employee or other service.

(e) Parent shall, or shall cause the Surviving Corporation and its other Affiliates to (x), assume and honor the obligations of the Company and the Subsidiaries under the Company’s Executive Change in Control and Severance Benefits Agreements and any other consulting, retirement and other compensation contracts, arrangements, commitments or understandings providing for the payment of severance, in accordance with their terms, subject to the right to make amendments or modifications to the extent permitted by such terms and subject to any applicable Employment Offer Documents and (y) honor all provisions with respect to vesting, accelerated vesting and/or payment of any Unvested Company Options, Unvested Company RSUs or Unvested Company PSUs following the Merger and cause all such provisions to apply to payment of the Unvested Cash (Options/RSUs) and Unvested Cash (PSUs) to the same extent as if the applicable Unvested Company Options, Unvested Company RSUs or Unvested Company PSUs had been assumed by Parent hereunder, subject to the right to make amendments or modifications to the extent permitted by the terms thereof and subject to any applicable Employment Offer Documents.

(f) The Compensation Committee of the Company Board has finally and conclusively determined that the annual cash incentive awards under the 2017 Annual Bonus Plans for Executives, Officers and other Company employees, as applicable, relating to the 2017 calendar year shall be paid to those participants in the plan who remain employees of the Company or a Subsidiary on the earlier of (i) February 28, 2018 and (ii) immediately prior to Closing (the “Bonus Payment Date”) in the amount set forth on Schedule 5.10(f) of the Company Disclosure Letter, and such bonuses shall be paid on the Bonus Payment Date.

5.11. Benefit Plans. If so directed by Parent at least 10 Business Days prior to the Closing Date, the Company Board will adopt resolutions terminating any and all Company Employee Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code and flexible spending accounts for health and dependent care (FSAs) intended to be tax exempt under Sections 105, 125 and/or 129 of the Code, effective no later than the day immediately preceding the date the Company becomes a member of the same controlled group of corporations (as defined in Section 414(b) of the Code) as Parent.

5.12. D&O Indemnification.

(a) From and after the Effective Time until the sixth anniversary of the Effective Time, Parent will assume, and will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company and each of the Subsidiaries to their respective present and former directors and officers (the “Indemnified Parties”) pursuant to any indemnification agreements with the Company or such Subsidiary made available to Parent and any indemnification or advancement provisions under the Company’s or such Subsidiary’s certificate of incorporation or bylaws (or equivalent organizational documents) as in effect on the Agreement Date with respect to their acts and omissions as directors and officers of the Company or such Subsidiary occurring prior to the Effective Time, in each case, subject to Applicable Legal Requirements. From and after the Effective Time, such obligations shall be the joint and several obligations of Parent and the Surviving Corporation. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to advancement, exculpation and indemnification that are at least as favorable in the aggregate to the Indemnified Parties as those contained in the certificate of incorporation and bylaws of the Company (or equivalent organizational documents) as in effect on the Agreement Date, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that adversely affects the rights thereunder of the Indemnified Parties, unless such modification is required by Applicable Legal Requirements.

(b) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, and Parent shall cause the Surviving Corporation to maintain in effect, for the benefit of the Indemnified Parties with respect to their acts and omissions as directors and officers of the Company or any Subsidiary occurring prior to the Effective Time, the existing policy of directors’ and officers’ liability insurance maintained by the Company or any Subsidiary as of the Agreement Date in the form made available by the Company to Parent prior to the Agreement Date (the “Existing D&O Policy”), to the extent that directors’ and officers’ liability insurance coverage is commercially available; provided that: (i) the Surviving Corporation may substitute for the Existing D&O Policy a policy or policies of comparable coverage, including a “tail” or “runoff” insurance policy, (ii) the Surviving Corporation shall not be required to pay annual premiums for the Existing D&O Policy (or for any substitute or “tail” policies) in excess of an amount equal to 300% of the most recently paid annual premium for the Existing D&O Policy (the “Maximum Premium”) and (iii) if requested by Parent, the Company shall issue a broker of record letter acceptable to Parent permitting Parent’s insurance broker to negotiate and place such “tail” or “runoff” insurance of comparable coverage, Parent shall have the right to negotiate such coverage and the Company shall reasonably cooperate therewith. In the event any future annual premiums for the Existing D&O Policy (or any substitute policies) exceed the Maximum Premium, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing D&O Policy (or any substitute or “tail” policies) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium. Notwithstanding the foregoing, if the Company in its sole discretion elects, by giving written notice to Parent at least two Business Days prior to the Effective Time, in lieu of the foregoing insurance, the Company may purchase a comparable “tail” or “runoff” extension to the Existing D&O Policy for a period of six years after the Effective Time for a premium not to exceed the Maximum Premium.

(c) This Section 5.12 shall survive the consummation of the Merger, is intended to benefit each of the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and shall be enforceable by each Indemnified Party and his or her heirs and representatives, and may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected Indemnified Party (provided that any amendment, alteration or repeal prior the Effective Time shall be governed by Section 7.4).

5.13. Section 16 Matters. Provided that the Company delivers to Parent the Section 16 Information in a timely fashion, Parent and the Company shall take all such steps as may be required (to the extent permitted under Applicable Legal Requirements) to cause any disposition of Company Capital Stock (including derivative securities with respect to Company Capital Stock) resulting from the transactions contemplated by Article I by each Company Insider to be exempt under Rule 16b-3 promulgated under the Exchange Act. “Section 16 Information” means, with respect to each Company Insider, the number of shares of Company Capital Stock held by such Company Insider and expected to be exchanged for cash in connection with the Merger, and the number and description of the Company Options, Company RSUs and Company PSUs held by such Company Insider and expected to be converted into the right to receive cash in connection with the Merger. “Company Insiders” means those individuals who are subject to the reporting requirement of Section 16(a) of the Exchange Act with respect to the Company.

5.14. Convertible Notes. Prior to the Effective Time, the Company shall take all actions required to be taken prior to the Effective Time, if any, in connection with the Transactions pursuant to that certain Indenture, dated as of June 20, 2011, between the Company and Wells Fargo Bank, N.A., as trustee (the “2011 Indenture”), in respect of the 1.50% Convertible Senior Notes due 2018 issued thereunder (the “2018 Notes”), and that certain Indenture, dated as of September 15, 2015, between the Company and Wells Fargo Bank, N.A., as trustee (the “2015 Indenture” and together with the 2011 Indenture, the “Indentures”), in respect of the 1.0% Convertible Senior Notes due 2022 issued thereunder (the “2022 Notes” and together with the 2018 Notes, the “Convertible Notes”). The Company shall not make any settlement of the election under the supplemental indenture without the prior written consent of Parent. The Company shall provide Parent reasonable opportunity to review and comment on any such notices or documents in advance, and consider in good faith the incorporation of any changes reasonably proposed by Parent.

5.15. Takeover Statutes. The Company and the Company Board shall (i) take all actions necessary to ensure that no takeover statute or similar statute or regulation is or becomes applicable to this Agreement and the Transactions and (ii) if any takeover statute or similar statute or regulation becomes applicable to this Agreement or any Transactions, take all action necessary to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other Transactions.

5.16. Certain Tax Certificates and Documents. The Company shall prior to the Closing Date deliver (i) FIRPTA documentation, including (A) a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in the form reasonably requested by Parent, dated as of the Closing Date and executed by the Company, together with written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of the Company after the Effective Time and (B) a FIRPTA Notification Letter, in the form reasonably requested by Parent, dated as of the Closing Date and executed by the Company and (ii) a certificate dated within three Business Days of the Closing from the Secretary of State of the State of Delaware certifying that the Company is in good standing. The Company shall prepare and deliver to Parent, prior to the Closing, Parent’s form of Payroll Information Release and form of Outside Auditor Limited Power of Attorney, each on forms provided to the Company by Parent, executed by the Chief Financial Officer of the Company or required authorized officer as specified therein.

5.17. Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part in accordance with Applicable Legal Requirements to cause (i) the delisting of the Company Common Stock from the NASDAQ Global Select Market as promptly as practicable after the Effective Time and (ii) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

5.18. Stockholder Litigation. The Company shall notify Parent of, and give Parent reasonable opportunity to participate in the defense or settlement of, any Legal Proceeding brought by current or former stockholders of the Company against the Company and/or its directors or officers relating to the Transactions (“Stockholder Litigation”). The Company shall (i) keep Parent reasonably informed of the status and material details of any such Stockholder Litigation, (ii) give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with such Stockholder Litigation and (iii) not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Stockholder Litigation, or consent to the same without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

ARTICLE VI

CONDITIONS TO THE MERGER

6.1. Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto (it being understood that each such condition is solely for the benefit of the parties hereto and may be waived in writing by their mutual agreement without notice, liability or obligation to any Person):

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Orders; Illegality. No Order issued by any Governmental Entity of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any action have been taken by any Governmental Entity, and no Applicable Legal Requirement shall have been enacted, entered, enforced or deemed applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger.

(c) HSR Act. All applicable waiting periods (and any extensions thereof) applicable to the Merger under the HSR Act shall have expired or early termination of such waiting periods shall have been granted.

(d) Foreign Antitrust Approvals. All Applicable Foreign Antitrust Approvals that are identified on Schedule 6.1(d) of the Company Disclosure Letter shall have been obtained.

6.2. Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by the Company (it being understood that each such condition is solely for the benefit of the Company and may be waived in writing by the Company in its sole discretion without notice, liability or obligation to any Person):

(a) Representations and Warranties. (i) The representations and warranties of Parent in Section 3.1, Section 3.2(a) and Section 3.4 shall be true and correct in all material respects on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date) and (ii) all other representations and warranties of Parent in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect or any similar standard or qualification, shall be true and correct on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), except where the circumstances causing the failure of such representations or warranties to be true and correct have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate to such effect signed on behalf of Parent by a duly authorized officer of Parent.

(b) Covenants and Agreements. Parent and Sub shall have performed and complied in all material respects with all covenants and other agreements in this Agreement required to be performed and complied with by Parent and Sub at or prior to the Closing. The Company shall have a received a certificate to such effect signed on behalf of Parent and Sub by a duly authorized officer of Parent and Sub.

6.3. Additional Conditions to the Obligations of Parent and Sub. The obligations of Parent and Sub to consummate the Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by Parent (it being understood that each such condition is solely for the benefit of Parent and may be waived by Parent in its sole discretion without notice, liability or obligation to any Person):

(a) Representations and Warranties. (i) The representations and warranties of the Company in Section 2.2(a) and Section 2.5(ii) shall be true and correct in all respects on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), (ii) the representations and warranties of the Company in the first sentence of Section 2.1(a), Section 2.3(a), Section 2.3(d), and the first sentence of Section 2.16 shall be true and correct in all material respects on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date) and (iii) all other representations and warranties of the Company in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), except where the circumstances causing the failure of such representations or warranties to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided that this condition shall be satisfied with respect to the representations and warranties made in Section 2.2(a) if the Company’s actual fully-diluted capitalization (including outstanding Company Common Stock, Company Options, Company RSUs, Company PSUs and any other securities of the Company (including the 2018 Notes and the 2022 Notes) on an as-converted to Company Common Stock basis (as of the Measurement Date)) is not greater than the Company’s fully-diluted capitalization as represented and warranted by the Company in Section 2.2(a) by an amount that exceeds 0.5% of such fully-diluted capitalization as of the Measurement Date. Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company.

(b) Covenants and Agreements. The Company shall have performed and complied in all material respects with all covenants and other agreements in this Agreement required to be performed and complied with by it at or prior to the Closing. Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company.

(c) Injunctions or Restraints on Conduct of Business. (i) No Order shall have been issued by any court of competent jurisdiction, and no other Applicable Legal Requirement shall have been enacted, entered, enforced or deemed applicable to the Transactions by a Governmental Entity that shall be in effect and that provides for an Antitrust Restraint and that would prevent or condition the consummation of the Merger and (ii) there shall not be pending any Legal Proceeding brought by any Governmental Entity seeking any of the foregoing.

(d) No Material Adverse Effect. Since the Agreement Date, there shall not have occurred any Material Adverse Effect that is then continuing.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1. Termination. At any time prior to the Effective Time, this Agreement may be terminated and the Merger abandoned by action taken or authorized by the board of directors of the terminating party or parties, which action (x) in the case of termination pursuant to Section 7.1(a), Section 7.1(b), Section 7.1(c), Section 7.1(e) or Section 7.1(f), may be taken or authorized before or after the Company Stockholder Approval has been obtained, (y) in the case of termination pursuant to Section 7.1(g) or Section 7.1(h), may be taken or authorized only before the Company Stockholder Approval has been obtained and (z) in the case of termination pursuant to Section 7.1(d), may be taken or authorized only after the Company Stockholder Meeting has been held at which a vote was taken on the Company Stockholder Approval:

(a) by mutual written consent duly authorized by the Company Board and the board of directors of Parent (or in either case a duly authorized committee thereof);

(b) by either Parent or the Company, if the Closing shall not have occurred on or before July 20, 2018 or such other date that Parent and the Company may agree upon in writing (the “Initial End Date”); provided that if the Closing shall not have occurred by the Initial End Date, but on such date, all of the conditions to the Closing set forth in Article VI (other than conditions that by their nature are only to be satisfied at the Closing) other than the conditions set forth in Section 6.1(b), Section 6.1(c), Section 6.1(d) and Section 6.3(c) have been satisfied or waived in writing, then neither party shall be permitted to terminate this Agreement pursuant to this Section 7.1(b) until October 20, 2018, (the “Extended End Date”), which may be extended one more time by the Company, so long as the foregoing conditions to extending the Initial End Date are met at the time of such additional extension, for a period not to exceed 90 days by written notice to Parent and such extended date shall then be the Extended End Date; provided, further, that in no event shall a party shall be permitted to terminate this Agreement pursuant to this Section 7.1(b) if the failure to consummate the Merger by the Initial End Date or the Extended End Date, as the case may be, is principally caused by the material breach by such party of this Agreement;

(c) by either Parent or the Company, if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which Order or other action is final and nonappealable; provided that the right to terminate pursuant to this Section 7.1(c) shall not be available to any party that has materially breached its obligations under this Agreement in any manner that principally caused the existence of such Order or action in any material respect;

(d) by either Parent or the Company, if the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Company Stockholder Meeting or at any adjournment or postponement thereof; provided that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(d) if the failure to obtain such Company Stockholder Approval is principally caused by any action or failure to act of the Company that constitutes a material breach of this Agreement;

(e) by the Company, upon a breach of any covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become inaccurate, in either case such that the condition set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that if such breach or inaccuracy is curable within 20 days (but not later than the Initial End Date or the Extended End Date, as the case may be) by Parent, then the Company may not terminate this Agreement pursuant to this Section 7.1(e) for 20 days (or until the Initial End Date or the Extended End Date) after delivery of written notice from the Company to Parent of such breach or inaccuracy (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(e) if such breach or inaccuracy is cured during such period);

(f) by Parent, upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become inaccurate, in either case such that the condition set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that if such breach or inaccuracy is curable within 20 days (but not later than the Initial End Date or the Extended End Date, as the case may be) by the Company, then Parent may not terminate this Agreement pursuant to this Section 7.1(f) for 20 days (or until the Initial End Date or the Extended End Date) after delivery of written notice from Parent to the Company of such breach or inaccuracy (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(f) if such breach or inaccuracy is cured during such period);

(g) by Parent, if a Triggering Event shall have occurred; or

(h) by the Company, if the Company Board has determined to enter into a definitive agreement to accept a Superior Proposal; provided that the Company may terminate this Agreement pursuant to this Section 7.1(h) only if the Company has: (i) complied in all material respects with Section 5.3(d) with respect to such Superior Proposal, (ii) concurrently entered into a definitive agreement pursuant to which such Superior Proposal is to be effected and (iii) paid, or concurrently pays, to Parent all amounts due pursuant to Section 7.3(b) in accordance with the terms specified therein.

A “Triggering Event” shall be deemed to have occurred if: (A) the Company Board shall have failed to include the Company Board Recommendation in the Proxy Statement, (B) the Company Board shall have effected a Change of Recommendation, (C) the Company shall have agreed to, accepted, approved, endorsed or recommended (or publicly proposed or announced any intention to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (D) the Company shall have entered into any agreement in principle, letter of intent, term sheet or any other agreement, understanding or contract (whether binding or not) contemplating or otherwise relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement), (E) the Company Board or the Company shall have submitted any Acquisition Proposal to the vote of any securityholders of the Company or any Subsidiary, (F) the Company Board or any committee thereof shall have approved any transaction pursuant to which any third party shall have but for such approval become an “interested stockholder” under Section 203 of Delaware Law, (G) the Company shall have failed to convene or hold the Company Stockholder Meeting in accordance with Section 5.2, (H) the Company shall have breached any of the provisions of Section 5.2 or Section 5.3 in any material respect, (I) the Company Board fails to reaffirm the Company Board Recommendation within 10 Business Days after Parent requests in writing that such recommendation be reaffirmed in response to an Acquisition Proposal or material modification to an Acquisition Proposal that has been publicly announced or otherwise becomes publicly known (or if such request is delivered less than 10 Business Days prior to the Company Stockholder Meeting, no later than one Business Day prior to the Company Stockholder Meeting; provided that if such Acquisition Proposal is subsequently modified within such period, then the Company Board shall be required to reaffirm such recommendation no later than one Business Day prior to the Company Stockholder Meeting) or (J) a tender or exchange offer relating to securities of the Company shall have been commenced by a Person unaffiliated with

Parent and the Company fails to send to its stockholders pursuant to Rule 14e-2 promulgated under the Securities Act, within 10 Business Days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Company unconditionally recommends rejection of such tender or exchange offer (the “Rejection Recommendation”) and reaffirms the Company Board Recommendation or fails to reaffirm the Rejection Recommendation in any press release published by the Company (or by any of its Affiliates or Company Representatives) or in any Schedule 14D-9 filed by the Company with the SEC, in each case relating to such tender offer or exchange offer, at any time after the foregoing 10 Business Day period.

7.2. Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability on the part of Parent or the Company or their respective stockholders or Representatives; provided that (x) Section 5.5(a) (Confidentiality), this Section 7.2 (Effect of Termination), Section 7.3 (Expenses and Termination Fees) and Article VIII (General Provisions) shall remain in full force and effect and survive any termination of this Agreement and (y) except as provided in Section 7.3(d) and Section 7.3(e), nothing herein shall relieve any party hereto from liability as a result of fraud or the willful and material breach by such party of its representations, warranties, covenants or other agreements set forth in this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken, or a failure to act, which the breaching party knew, or reasonably should have known, would, or would reasonably be expected to, result in a material breach of this Agreement.

7.3. Expenses and Termination Fees.

(a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses whether or not the Merger is consummated.

(b) Company Payment. The Company shall pay to Parent a cash amount equal to $56,000,000 (the “Termination Fee”) in the event that this Agreement is terminated: (i) pursuant to Section 7.1(g), (ii) pursuant to either Section 7.1(b) or Section 7.1(d) at a time when Parent would have been entitled to terminate pursuant to Section 7.1(g), (iii) pursuant to Section 7.1(h) or (iv) pursuant to either Section 7.1(b) (prior to the Company receiving the Company Stockholder Approval), Section 7.1(d) or Section 7.1(f) and, in the case of this clause (iv), (A) after the Agreement Date and prior to such termination, a bona fide Acquisition Proposal with respect to the Company was publicly disclosed and not publically withdrawn, and (B) within 12 months following the termination of this Agreement, either an Acquisition with respect to the Company is consummated or the Company enters into a Contract providing for an Acquisition that is subsequently consummated (even if consummated following such 12-month period). The Company shall pay to Parent the Termination Fee by wire transfer of immediately available funds to an account designated by Parent promptly but in no event later than: (A) for a termination described in clause (i) or (ii), within two Business Days after the date of such termination, (B) for a termination described in clause (iii), prior to or concurrently with such termination or (C) for a termination described in clause (iv), within two Business Days after the date of the consummation of such Acquisition.

(c) Parent Expense Reimbursement. If this Agreement is terminated by (i) Parent or the Company pursuant to Section 7.1(b) or Section 7.1(c) (to the extent such Order relates to the Antitrust Laws), (ii) at the time of such termination, any of the conditions set forth in Section 6.1(b), Section 6.1(c), Section 6.1(d) or Section 6.3(c) were not satisfied or waived by Parent and (iii) at the time of such termination, each of the other conditions in Section 6.1 and Section 6.3 was satisfied (other than conditions that by their nature are only to be satisfied at the Closing; provided that such conditions were then capable of being satisfied), then Parent shall pay to the Company the Company’s reasonable fees and expenses not in excess of $10,000,000 in connection with any filings and review of the Transactions under Antitrust Laws within two Business Days after the Company’s submission of reasonable documentation of such fees and expenses (the “Parent Expense Reimbursement”).

(d) The Company acknowledges that (i) the agreements contained in Section 7.3(b) are an integral part of the Transactions, (ii) the amount of, and the basis for payment of, the Termination Fee is reasonable and appropriate in all respects and (iii) without this agreement, Parent would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner the Termination Fee due pursuant to Section 7.3(b), and, in order to obtain such payment, Parent makes a claim that results in a judgment for the amounts set forth in Section 7.3(b), the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount set forth in Section 7.3(b) at the prime rate of Bank of America, N.A. in effect from time to time from the date such payment was required to be made hereunder. All payments under Section 7.3(b) and this Section 7.3(d) shall be made by wire transfer of immediately available funds to an account designated by Parent. Payment of the Termination Fee (and any additional amounts required under this Section 7.3(c)) to Parent by the Company in accordance with this Agreement shall be the sole and exclusive remedy of Parent and shall be deemed to be liquidated damages for any actual or purported breach of this Agreement and for any and all losses or damages suffered or incurred by Parent or any of its Affiliates in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination and, after such payment has been made, the Company and its Affiliates shall have no further liability for any such actual or purported breach or for any and all losses or damages suffered or incurred by Parent or any of its Affiliates in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination.

(e) Parent acknowledges that (i) the agreements contained in Section 7.3(c) are an integral part of the Transactions, (ii) the amount of, and the basis for payment of, the Parent Expense Reimbursement is reasonable and appropriate in all respects and (iii) without this agreement, the Company would not enter into this Agreement. Accordingly, if Parent fails to pay in a timely manner the Parent Expense Reimbursement due pursuant to Section 7.3(c), and, in order to obtain such payment, the Company makes a claim that results in a judgment for the amounts set forth in Section 7.3(c), Parent shall pay to the Company its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount set forth in Section 7.3(c) at the prime rate of Bank of America, N.A. in effect from time to time from the date such payment was required to be made hereunder. All payments under Section 7.3(c) and this Section 7.3(e) shall be made by wire transfer of immediately available funds to an account designated by the Company.

(f) “Acquisition” means any of the following transactions (other than the Transactions): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction or series of transactions involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction or series of transactions hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction or series of transactions or any direct or indirect parent thereto, (ii) a sale or other disposition in a transaction or series of transactions by the Company or the Subsidiaries of assets representing in excess of 50% of the aggregate fair market value of the assets of the Company and the Subsidiaries immediately prior to such transaction or series of transactions or (iii) the acquisition by any Person or Group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, in a transaction or series of transactions, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the shares of Company Common Stock outstanding immediately prior to such transaction or series of transactions.

(g) The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different time and the occurrence of different events.

7.4. Amendment. Subject to Applicable Legal Requirements, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after the Company Stockholder Approval has been obtained pursuant to an instrument in writing signed on behalf of each of the parties hereto; provided that, after the Company Stockholder Approval has been obtained, no such amendment shall be made to the extent that Applicable Legal Requirements would require further approval by the Company’s stockholders without such further stockholder approval.

7.5. Extension; Waiver. At any time prior to the Effective Time, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The agreement of Parent to any extension or waiver shall be deemed to be the agreement of Sub to such extension or waiver. No delay in exercising any rights under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision of this Agreement.

ARTICLE VIII

GENERAL PROVISIONS

8.1. Non-Survival of Representations and Warranties. If the Merger is consummated, the representations and warranties of Parent, Sub and the Company contained in this Agreement, the Company Disclosure Letter (including any exhibit, schedule or annex to the Company Disclosure Letter) and the other agreements, certificates and documents contemplated by this Agreement shall expire and be of no further force or effect as of the Effective Time, and only such covenants and agreements of Parent and the Company in this Agreement and the other agreements, certificates and documents contemplated by this Agreement that by their terms survive the Effective Time shall survive the Effective Time.

8.2. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally, by commercial delivery service or mailed by registered or certified mail (return receipt requested), (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile (with confirmation of receipt), (iii) if sent by e-mail transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed or (iv) if sent by e-mail transmission after 6:00 p.m. recipient’s local time and receipt is confirmed, the Business Day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or e-mail address set forth beneath the name of such party below (or to such other physical address or e-mail address as such party shall have specified in a written notice given to the other parties hereto), to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(a) if to Parent, to:

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, California 95134

Attention:   General Counsel

                   Rob Salvagno

                   Mark Gorman

Facsimile No.: (408) 525-2912

Telephone No.: (408) 526-4000

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

801 California Street

Mountain View, California 94041

Attention: Douglas N. Cogen and Ken S. Myers

Facsimile No.: (650) 938-5200

Telephone No.: (650) 988-8500

E-mail: dcogen@fenwick.com / kmyers@fenwick.com

(b) if to the Company, to:

BroadSoft, Inc.

9737 Washingtonian Blvd., Suite 350

Gaithersburg, MD 20878

Attention:   Michael Tessler, Chief Executive Officer

                   James A. Tholen, Chief Financial Officer

                   Mary Ellen Seravalli, Chief Legal Officer

Telephone No.: (240) 364-5100

with a copy (which shall not constitute notice) to:

Cooley LLP

Attention: Barbara L. Borden and Kevin Mills

4401 Eastgate Mall

San Diego, CA 92121

Facsimile No.: (858) 550-6420

Telephone No.: (858) 550-6000

E-mail: bborden@cooley.com / kmills@cooley.com

8.3. Interpretation.

(a) When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article or Section of, or an Exhibit to this Agreement unless otherwise indicated. When a reference is made to a Schedule, such reference shall be to a Schedule of the Company Disclosure Letter. Where a reference is made to an Applicable Legal Requirement, such reference is to such Applicable Legal Requirement as then in effect. Where a reference is made to a Contract or instrument such reference is to such Contract or instrument as then in effect. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “provide to” and “deliver to” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively and (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement and (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute, as then in effect, and to the rules and regulations promulgated thereunder. References to “$” and “dollars” are to the currency of the United States. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.”

(c) Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place.

(d) The 0.5% threshold established by the parties hereto with respect to the Company’s capitalization in Section 6.3(a) shall not, in and of itself, constitute an economic benchmark for determining whether any Effect shall be deemed to be material in relation to the Company and the Business or shall be deemed to constitute a Material Adverse Effect.

8.4. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart.

8.5. Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all schedules and exhibits attached hereto, and the Company Disclosure Letter, (i) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, and (ii) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder, except the Indemnified Parties as expressly set forth in Section 5.12.

8.6. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment or delegation without such prior written consent shall be null and void, except that Parent may make such assignment or delegation to any direct or indirect wholly-owned subsidiary of Parent without the prior consent of any other party hereto; provided that Parent shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

8.7. Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.8. Remedies Cumulative; Specific Performance. Except as otherwise provided herein (including Section 7.3), any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

8.9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of laws, provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions and thereby, and hereby waive, and agree not to assert, as a defense in any Legal Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such Legal Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such Legal Proceeding shall be heard and determined in such courts. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by Applicable Legal Requirements, shall be valid and sufficient service thereof.

8.10. Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Legal Requirement, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

8.11. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT

OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized.

CISCO SYSTEMS, INC.

By:	/s/ Robert Salvagno
Name: Robert Salvagno
Title: Vice President, Business Development

BROOKLYN ACQUISITION CORP.

By:	/s/ Robert Salvagno
Name: Robert Salvagno
Title: Vice President, Business Development

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

BROADSOFT, INC.

By:	/s/ Michael Tessler
Name: Michael Tessler
Title: Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

CERTIFICATE OF MERGER

FOR THE MERGER OF BROOKLYN ACQUISITION CORP.

WITH AND INTO

BROADSOFT, INC.

Pursuant to Section 251(c) of the

General Corporation Law of the State of Delaware

BroadSoft, Inc., a Delaware corporation (the “Company”), does hereby certify to the following facts relating to the merger (the “Merger”) of Brooklyn Acquisition Corp., a Delaware corporation (“Sub”), with and into the Company, with the Company continuing as the surviving corporation of the Merger:

FIRST:	The Company and Sub are the constituent corporations in the Merger, and each is a corporation incorporated pursuant to the laws of the State of Delaware.

SECOND:	An Agreement and Plan of Merger, dated as of October 20, 2017 (the “Merger Agreement”) has been approved, adopted, certified, executed and acknowledged by the Company and by Sub in accordance with the provisions of Section 228 and Section 251(c) of the Delaware General Corporation Law (the “DGCL”).

THIRD:	The name of the surviving corporation of the Merger shall be “BroadSoft, Inc.” (the “Surviving Corporation”).

FOURTH:	Upon the effectiveness of the Merger, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated to read in its entirety as set forth in Attachment A attached hereto.

FIFTH:	The executed Merger Agreement is on file at the principal place of business of the Surviving Corporation 9737 Washingtonian Boulevard, Suite 350, Gaithersburg, Maryland 20878.

SIXTH:	A copy of the executed Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of any constituent corporation of the Merger.

SEVENTH:	The Merger shall become effective upon filing with the Secretary of State of the State of Delaware in accordance with Section 103 and Section 251(c) of the DGCL.

IN WITNESS WHEREOF, BroadSoft, Inc. has caused this Certificate of Merger to be executed by its duly authorized officer as of [•].

BROADSOFT, INC.

By:
Name:
Title:

ATTACHMENT A

RESTATED CERTIFICATE OF INCORPORATION

OF

BROADSOFT, INC.

ARTICLE I

The name of the corporation is BroadSoft, Inc.

ARTICLE II

The address of the registered office of the corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, 19808-1674. The name of its registered agent at that address is Corporation Service Company.

ARTICLE III

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

The total number of shares of stock which the corporation has authority to issue is One Thousand (1,000) shares, all of which shall be Common Stock, $0.001 par value per share.

ARTICLE V

The Board of Directors of the corporation shall have the power to adopt, amend or repeal Bylaws of the corporation.

ARTICLE VI

Election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

ARTICLE VII

To the fullest extent permitted by law, no director of the corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she or his or her testator or intestate is or was a director, officer or employee of the corporation or any predecessor of the corporation or serves or served any other enterprise as a director, officer or employee at the request of the corporation or any predecessor to the corporation.

Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VII, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

***********************************

EXHIBIT B

FORM OF BYLAWS

OF

BROADSOFT, INC.

A Delaware Corporation

ARTICLE I

STOCKHOLDERS

Section 1.1: Annual Meetings. Unless directors are elected by written consent in lieu of an annual meeting, as permitted by Section 211 of the Delaware General Corporation Law, an annual meeting of stockholders shall be held for the election of directors at such date and time as the Board of Directors shall each year fix. The meeting may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Board of Directors in its sole discretion may determine. Any other proper business may be transacted at the annual meeting.

Section 1.2: Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer, the President, or by a majority of the members of the Board of Directors. Special meetings may not be called by any other person or persons.

Section 1.3: Notice of Meetings. Notice of all meetings of stockholders shall be given in writing or by electronic transmission in the manner provided by law (including, without limitation, as set forth in Section 7.1(b) of these Bylaws) stating the date, time and place, if any, of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Certificate of Incorporation of the Corporation, such notice shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Section 1.4: Adjournments. The chair of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to him or her to be in order. The chair shall have the power to adjourn the meeting to another time, date and place (if any). Any meeting of stockholders may adjourn from time to time, and notice need not be given of any such adjourned meeting if the time, date and place (if any) thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, then a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting the Corporation may transact any business that might have been transacted at the original meeting.

Section 1.5: Quorum. At each meeting of stockholders the holders of a majority of the shares of stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business, except if otherwise required by applicable law. If a quorum shall fail to attend any meeting, the chairperson of the meeting or the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting may adjourn the meeting. Shares of the Corporation’s stock belonging to the Corporation (or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation), shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any other corporation to vote any shares of the Corporation’s stock held by it in a fiduciary capacity and to count such shares for purposes of determining a quorum.

Section 1.6: Organization. Meetings of stockholders shall be presided over by such person as the Board of Directors may designate, or, in the absence of such a person, the Chairperson of the Board of Directors, or, in the absence of such person, the President of the Corporation, or, in the absence of such person, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting. Such person shall be chairperson of the meeting and, subject to Section 1.11 hereof, shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to him or her to be in order. The Secretary of the Corporation shall act as secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7: Voting; Proxies. Unless otherwise provided by law or the Certificate of Incorporation, and subject to the provisions of Section 1.8 of these Bylaws, each stockholder shall be entitled to one (1) vote for each share of stock held by such stockholder. Each stockholder entitled to vote at a meeting of stockholders, or to take corporate action by written consent without a meeting, may authorize another person or persons to act for such stockholder by proxy. Such a proxy may be prepared, transmitted and delivered in any manner permitted by applicable law. Voting at meetings of stockholders need not be by written ballot unless such is demanded at the meeting before voting begins by a stockholder or stockholders holding shares representing at least one percent (1%) of the votes entitled to vote at such meeting, or by such stockholder’s or stockholders’ proxy; provided, however, that an election of directors shall be by written ballot if demand is so made by any stockholder at the meeting before voting begins. If a vote is to be taken by written ballot, then each such ballot shall state the name of the stockholder or proxy voting and such other information as the chairperson of the meeting deems appropriate and, if authorized by the Board of Directors, the ballot may be submitted by electronic transmission in the manner provided by law. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Unless otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, every matter other than the election of directors shall be decided by the affirmative vote of the holders of a majority of the shares of stock entitled to vote thereon that are present in person or represented by proxy at the meeting and are voted for or against the matter.

Section 1.8: Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to take corporate action by written consent without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not precede the date upon which the resolution fixing the record date is adopted

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by the Board of Directors and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed by the Board of Directors, then the record date shall be as provided by applicable law. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 1.9: List of Stockholders Entitled to Vote. A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder, shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either on a reasonably accessible electronic network as permitted by law (provided that the information required to gain access to the list is provided with the notice of the meeting) or during ordinary business hours at the principal place of business of the Corporation. If the meeting is held at a place, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present at the meeting. If the meeting is held solely by means of remote communication, then the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access the list shall be provided with the notice of the meeting.

Section 1.10: Action by Written Consent of Stockholders.

(a) Procedure. Unless otherwise provided by the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents are in writing, setting forth the action so taken, shall be signed in the manner permitted by law by the holders of outstanding stock having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Written stockholder consents shall bear the date of signature of each stockholder who signs the consent in the manner permitted by law and shall be delivered to the Corporation as provided in subsection (b) below. No written consent shall be effective to take the action set forth therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation in the manner provided above, written consents signed by a sufficient number of stockholders to take the action set forth therein are delivered to the Corporation in the manner provided above.

(b) A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic

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transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a Corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors of the Corporation.

(c) Notice of Consent. Prompt notice of the taking of corporate action by stockholders without a meeting by less than unanimous written consent of the stockholders shall be given to those stockholders who have not consented thereto in writing and, who, if the action had been taken at a meeting, would have been entitled to notice of the meeting, if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as required by law. In the case of a Certificate of Action (as defined below), if the Delaware General Corporation Law so requires, such notice shall be given prior to filing of the certificate in question. If the action which is consented to requires the filing of a certificate under the Delaware General Corporation Law (the “Certificate of Action”), then if the Delaware General Corporation Law so requires, the certificate so filed shall state that written stockholder consent has been given in accordance with Section 228 of the Delaware General Corporation Law and that written notice of the taking of corporate action by stockholders without a meeting as described herein has been given as provided in such section.

Section 1.11: Inspectors of Elections.

(a) Applicability. Unless otherwise provided in the Corporation’s Certificate of Incorporation or required by the Delaware General Corporation Law, the following provisions of this Section 1.11 shall apply only if and when the Corporation has a class of voting stock that is: (i) listed on a national securities exchange; (ii) authorized for quotation on an automated interdealer quotation system of a registered national securities association; or (iii) held of record by more than two thousand (2,000) stockholders. In all other cases, observance of the provisions of this Section 1.11 shall be optional, and at the discretion of the Board of Directors of the Corporation.

(b) Appointment. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting.

(c) Inspector’s Oath. Each inspector of election, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability.

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(d) Duties of Inspectors. At a meeting of stockholders, the inspectors of election shall (i) ascertain the number of shares outstanding and the voting power of each share, (ii) determine the shares represented at a meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

(e) Opening and Closing of Polls. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced by the inspectors at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery upon application by a stockholder shall determine otherwise.

(f) Determinations. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in connection with proxies in accordance with Section 212(c)(2) of the Delaware General Corporation Law, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification of their determinations pursuant to this Section 1.11 shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors’ belief that such information is accurate and reliable.

ARTICLE II

BOARD OF DIRECTORS

Section 2.1: Number; Qualifications. The Board of Directors shall consist of one or more members. The initial number of directors shall be one (1) and thereafter shall be fixed from time to time by resolution of the Board of Directors. No decrease in the authorized number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation.

Section 2.2: Election; Resignation; Removal; Vacancies. The Board of Directors shall initially consist of the person or persons elected by the incorporator or named in the Corporation’s initial Certificate of Incorporation. Each director shall hold office until the next annual meeting of stockholders and until such director’s successor is elected and qualified, or until such director’s earlier death, resignation or removal. Any director may resign at any time upon written notice to the Corporation. Subject to the rights of any holders of Preferred Stock then outstanding: (i) any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors and (ii) any vacancy occurring in the Board of Directors for any cause, and any newly

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created directorship resulting from any increase in the authorized number of directors to be elected by all stockholders having the right to vote as a single class, may be filled by the stockholders, by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Section 2.3: Regular Meetings. Regular meetings of the Board of Directors may be held at such places, within or without the State of Delaware, and at such times as the Board of Directors may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board of Directors.

Section 2.4: Special Meetings. Special meetings of the Board of Directors may be called by the Chairperson of the Board of Directors, the President or a majority of the members of the Board of Directors then in office and may be held at any time, date or place, within or without the State of Delaware, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given, orally, in writing or by electronic transmission (including electronic mail), by the person or persons calling the meeting to all directors at least four (4) days before the meeting if the notice is mailed, or at least twenty-four (24) hours before the meeting if such notice is given by telephone, hand delivery, telegram, telex, mailgram, facsimile, electronic mail or other means of electronic transmission. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting.

Section 2.5: Remote Meetings Permitted. Members of the Board of Directors, or any committee of the Board, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to conference telephone or other communications equipment shall constitute presence in person at such meeting.

Section 2.6: Quorum; Vote Required for Action. At all meetings of the Board of Directors a majority of the total number of authorized directors shall constitute a quorum for the transaction of business. Except as otherwise provided herein or in the Certificate of Incorporation, or required by law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 2.7: Organization. Meetings of the Board of Directors shall be presided over by the Chairperson of the Board of Directors, or in such person’s absence by the President, or in such person’s absence by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8: Written Action by Directors. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee, respectively. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

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Section 2.9: Powers. The Board of Directors may, except as otherwise required by law or the Certificate of Incorporation, exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

Section 2.10: Compensation of Directors. Directors, as such, may receive, pursuant to a resolution of the Board of Directors, fees and other compensation for their services as directors, including without limitation their services as members of committees of the Board of Directors.

ARTICLE III

COMMITTEES

Section 3.1: Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting of such committee who are not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in a resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving, adopting, or recommending to the stockholders any action or matter expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the Corporation.

Section 3.2: Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these Bylaws.

ARTICLE IV

OFFICERS

Section 4.1: Generally. The officers of the Corporation shall consist of a Chief Executive Officer and/or a President, one or more Vice Presidents, a Secretary, a Treasurer and such other officers, including a Chairperson of the Board of Directors and/or Chief Financial Officer, as may from time to time be appointed by the Board of Directors or stockholders of the Corporation holding a majority of the Corporation’s outstanding voting stock. All officers shall be elected by the Board of Directors or stockholders of the Corporation holding a majority of the Corporation’s outstanding voting stock; provided, however, that the Board of Directors may empower the Chief Executive Officer of the Corporation to appoint officers other than the Chairperson of the Board, the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer. Each officer shall hold office until such person’s successor is elected and

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qualified or until such person’s earlier resignation or removal. Any number of offices may be held by the same person. Any officer may resign at any time upon written notice to the Corporation. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board of Directors or stockholders of the Corporation holding a majority of the Corporation’s outstanding voting stock.

Section 4.2: Chief Executive Officer. Subject to the control of the Board of Directors and such supervisory powers, if any, as may be given by the Board of Directors, the powers and duties of the Chief Executive Officer of the Corporation are:

(a) To act as the general manager and, subject to the control of the Board of Directors, to have general supervision, direction and control of the business and affairs of the Corporation;

(b) To preside at all meetings of the stockholders;

(c) To call meetings of the stockholders to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as he or she shall deem proper; and

(d) To affix the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board of Directors or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation; to sign certificates for shares of stock of the Corporation; and, subject to the direction of the Board of Directors, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

The President shall be the Chief Executive Officer of the Corporation unless the Board of Directors shall designate another officer to be the Chief Executive Officer. If there is no President, and the Board of Directors has not designated any other officer to be the Chief Executive Officer, then the Chairperson of the Board of Directors shall be the Chief Executive Officer.

Section 4.3: Chairperson of the Board. The Chairperson of the Board of Directors shall have the power to preside at all meetings of the Board of Directors and shall have such other powers and duties as provided in these Bylaws and as the Board of Directors may from time to time prescribe.

Section 4.4: President. The President shall be the Chief Executive Officer of the Corporation unless the Board of Directors shall have designated another officer as the Chief Executive Officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board of Directors, and subject to the supervisory powers of the Chief Executive Officer (if the Chief Executive Officer is an officer other than the President), and subject to such supervisory powers and authority as may be given by the Board of Directors to the Chairperson of the Board of Directors, and/or to any other officer, the President shall have the responsibility for the general management the control of the business and affairs of the Corporation and the general supervision and direction of all of the officers, employees and agents of the Corporation (other than the Chief Executive Officer, if the Chief Executive Officer is an officer other than the President) and shall perform all duties and have all powers that are

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commonly incident to the office of President or that are delegated to the President by the Board of Directors.

Section 4.5: Vice President. Each Vice President shall have all such powers and duties as are commonly incident to the office of Vice President, or that are delegated to him or her by the Board of Directors or the Chief Executive Officer. A Vice President may be designated by the Board of Directors to perform the duties and exercise the powers of the Chief Executive Officer in the event of the Chief Executive Officer’s absence or disability.

Section 4.6: Chief Financial Officer. The Chief Financial Officer shall be the Treasurer of the Corporation unless the Board of Directors shall have designated another officer as the Treasurer of the Corporation. Subject to the direction of the Board of Directors and the Chief Executive Officer, the Chief Financial Officer shall perform all duties and have all powers that are commonly incident to the office of Chief Financial Officer.

Section 4.7: Treasurer. The Treasurer shall have custody of all moneys and securities of the Corporation. The Treasurer shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions. The Treasurer shall also perform such other duties and have such other powers as are commonly incident to the office of Treasurer, or as the Board of Directors or the Chief Executive Officer may from time to time prescribe.

Section 4.8: Secretary. The Secretary shall issue or cause to be issued all authorized notices for, and shall keep, or cause to be kept, minutes of all meetings of the stockholders and the Board of Directors. The Secretary shall have charge of the corporate minute books and similar records and shall perform such other duties and have such other powers as are commonly incident to the office of Secretary, or as the Board of Directors or the Chief Executive Officer may from time to time prescribe.

Section 4.9: Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 4.10: Removal. Any officer of the Corporation shall serve at the pleasure of the Board of Directors and may be removed at any time, with or without cause, by the Board of Directors. Such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation.

ARTICLE V

STOCK

Section 5.1: Certificates. Every holder of stock shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairperson or Vice-Chairperson of the Board of Directors, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, certifying the number of shares owned by such stockholder in the Corporation. Any or all of the signatures on the certificate may be a facsimile.

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Section 5.2: Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to agree to indemnify the Corporation and/or to give the Corporation a bond sufficient to indemnify it, against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 5.3: Other Regulations. The issue, transfer, conversion and registration of stock certificates shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VI

INDEMNIFICATION

Section 6.1: Indemnification of Officers and Directors. Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (the “Proceeding”), by reason of the fact that such person (or a person of whom such person is the legal representative), is or was a director or officer of the Corporation or a Reincorporated Predecessor (as defined below) or is or was serving at the request of the Corporation or a Reincorporated Predecessor (as defined below) as a director or officer of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the Delaware General Corporation Law, against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, provided such person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or Proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of such person’s heirs, executors and administrators. Notwithstanding the foregoing, the Corporation shall indemnify any such person seeking indemnity in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. As used herein, the term the “Reincorporated Predecessor” means a corporation that is merged with and into the Corporation in a statutory merger where (a) the Corporation is the surviving corporation of such merger; (b) the primary purpose of such merger is to change the corporate domicile of the Reincorporated Predecessor to Delaware.

Section 6.2: Advance of Expenses. The Corporation shall pay all expenses (including attorneys’ fees) incurred by such a director or officer in defending any such Proceeding as they are incurred in advance of its final disposition; provided, however, that if the Delaware General Corporation Law then so requires, the payment of such expenses incurred by such a director or officer in advance of the final disposition of such Proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Article VI or otherwise; and provided, further, that the

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Corporation shall not be required to advance any expenses to a person against whom the Corporation directly brings a claim, in a Proceeding, alleging that such person has breached such person’s duty of loyalty to the Corporation, committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, or derived an improper personal benefit from a transaction.

Section 6.3: Non-Exclusivity of Rights. The rights conferred on any person in this Article VI shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaw, agreement, vote or consent of stockholders or disinterested directors, or otherwise. Additionally, nothing in this Article VI shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses pursuant to this Article VI.

Section 6.4: Indemnification Contracts. The Board of Directors is authorized to cause the Corporation to enter into indemnification contracts with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification rights to such person. Such rights may be greater than those provided in this Article VI.

Section 6.5: Effect of Amendment. Any amendment, repeal or modification of any provision of this Article VI shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article VI and existing at the time of such amendment, repeal or modification.

ARTICLE VII

NOTICES

Section 7.1: Notice. (a) Except as otherwise specifically provided in these Bylaws (including, without limitation, Section 7.1(b) below) or required by law, all notices required to be given pursuant to these Bylaws shall be in writing and may in every instance be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by prepaid telegram, telex, overnight express courier, mailgram or facsimile. Any such notice shall be addressed to the person to whom notice is to be given at such person’s address as it appears on the records of the Corporation. The notice shall be deemed given (i) in the case of hand delivery, when received by the person to whom notice is to be given or by any person accepting such notice on behalf of such person, (ii) in the case of delivery by mail, upon deposit in the mail, (iii) in the case of delivery by overnight express courier, when dispatched, and (iv) in the case of delivery via telegram, telex, mailgram, or facsimile, when dispatched.

(b) Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the Delaware General Corporation Law, the Certificate of Incorporation, or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (i) the Corporation is unable to

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deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given pursuant to this Section 7.1(b) shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder.

(c) An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given in writing or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 7.2: Waiver of Notice. Whenever notice is required to be given under any provision of these Bylaws, a written waiver of notice, signed by the person entitled to notice, or waiver by electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any waiver of notice.

ARTICLE VIII

INTERESTED DIRECTORS

Section 8.1: Interested Directors; Quorum. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof that authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose, if: (i) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof, or the stockholders. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

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ARTICLE IX

MISCELLANEOUS

Section 9.1: Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

Section 9.2: Seal. The Board of Directors may provide for a corporate seal, which shall have the name of the Corporation inscribed thereon and shall otherwise be in such form as may be approved from time to time by the Board of Directors.

Section 9.3: Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on or by means of, or be in the form of, diskettes, or any other information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to any provision of the Delaware General Corporation Law.

Section 9.4: Reliance Upon Books and Records. A member of the Board of Directors, or a member of any committee designated by the Board of Directors shall, in the performance of such person’s duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board of Directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 9.5: Certificate of Incorporation Governs. In the event of any conflict between the provisions of the Corporation’s Certificate of Incorporation and Bylaws, the provisions of the Certificate of Incorporation shall govern.

Section 9.6: Severability. If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Corporation’s Certificate of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation) shall remain in full force and effect.

ARTICLE X

AMENDMENT

Section 10.1: Amendments. Stockholders of the Corporation holding a majority of the Corporation’s outstanding voting stock shall have the power to adopt, amend or repeal Bylaws. To the extent provided in the Corporation’s Certificate of Incorporation, the Board of Directors of the Corporation shall also have the power to adopt, amend or repeal Bylaws of the Corporation, except insofar as Bylaws adopted by the stockholders shall otherwise provide.

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BYLAWS

OF

BROADSOFT, INC.

A Delaware Corporation

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